SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

September 17, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim Financial Statements as of June 30, 2025
together with the reports on review of interim Financial Statements

BANCO MACRO SA
CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2025
CONTENT

Cover sheet

Condensed consolidated interim Financial Statements
Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim Financial Statements
Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these Financial Statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loans and other financing
Note 8: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 9: Other debt securities
Note 10: Fair value quantitative and qualitative disclosures
Note 11: Business combinations
Note 12: Investments in associates and joint ventures
Note 13: Other non-financial assets
Note 14: Related parties
Note 15: Deposits
Note 16: Other financial liabilities
Note 17: Provisions
Note 18: Other non-financial liabilities
Note 19: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 20: Disclosures by operating segment
Note 21: Income tax
Note 22: Commissions income
Note 23: Differences in quoted prices of gold and foreign currency
Note 24: Other operating income
Note 25: Employee benefits
Note 26: Administrative expenses
Note 27: Other operating expenses
Note 28: Additional disclosures in the statement of cash flows
Note 29: Capital stock

BANCO MACRO SA
CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2025
CONTENT (contd.)

Notes to the condensed consolidated interim Financial Statements (contd.)
Note 30: Earnings per share – Dividends
Note 31: Deposit guarantee insurance
Note 32: Restricted assets
Note 33: Trust activities
Note 34: Compliance with CNV regulations
Note 35: Accounting items that identify the compliance with minimum cash requirements
Note 36: Penalties applied to the Bank and summary proceedings initiated by the BCRA
Note 37: Corporate bonds issuance
Note 38: Off balance sheet transactions
Note 39: Tax and other claims
Note 40: Restriction on dividends distribution
Note 41: Capital management, corporate governance transparency policy and risk management
Note 42: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 43: Events after reporting period
Note 44: Accounting principles – explanation added for translation into English

Consolidated exhibits
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim Financial Statements
Condensed separate interim Financial Statements
Notes to the condensed separate interim Financial Statements
Condensed separate exhibits

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-laws expiry date: March 8, 2066

Registration with the IGJ (Argentine regulatory agency of business associations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to by-laws:
August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019, May 27, 2025.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	06/30/2025	12/31/2024
ASSETS
Cash and deposits in banks	10 and 28		2,497,537,577	3,096,842,960
Cash			366,757,281	478,871,095
Central Bank of Argentina			1,448,084,378	2,156,787,628
Other local and foreign entities			674,852,705	398,119,450
Other			7,843,213	63,064,787
Debt securities at fair value through profit or loss	5 and 10		795,942,065	970,259,717
Derivative financial instruments	10		1,386,891	22,195,032
Other financial assets	6, 8 and 10	R	575,429,129	630,896,168
Loans and other financing	7, 8 and 10	B, C, D and R	9,239,741,366	6,677,556,272
Non-financial public sector			117,709,713	80,494,871
Other financial entities			108,026,093	72,663,488
Non-financial private sector and foreign residents			9,014,005,560	6,524,397,913
Other debt securities	8, 9 and 10	R	3,729,935,649	3,598,473,858
Financial assets delivered as guarantee	10 and 32		282,702,863	284,405,269
Current income tax assets	21		21,019	97,033,513
Equity instruments at fair value through profit or loss	10		25,165,286	10,037,616
Investments in associates and joint ventures	12		4,449,484	5,296,553
Property, plant and equipment		F	911,128,977	907,301,230
Intangible assets		G	168,020,048	169,740,277
Deferred income tax assets	21		2,540,268	2,591,897
Other non-financial assets	13		137,505,387	121,154,028
Non-current assets held for sale			85,537,353	87,276,123
TOTAL ASSETS			18,457,043,362	16,681,060,513

1	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	06/30/2025	12/31/2024
LIABILITIES
Deposits	10 and 15	H and I	10,615,095,920	9,694,277,731
Non-financial public sector			877,424,074	740,879,453
Financial sector			13,440,618	13,837,907
Non-financial private sector and foreign residents			9,724,231,228	8,939,560,371
Liabilities at fair value through profit or loss	10	I	13,618,843	8,267,933
Derivative financial instruments	10	I	663,597	1,521,124
Repo transactions	10	I		21,818,577
Other financial liabilities	10 and 16	I	1,338,518,403	1,187,657,357
Financing received from the BCRA and other financial institutions	10	I	68,362,615	50,035,744
Issued corporate bonds	10 and 37	I	482,325,018	17,022,561
Current income tax liabilities	21		49,345,365	21,848,823
Subordinated corporate bonds	10 and 37	I	481,481,261	480,731,712
Provisions	17	J and R	18,117,181	19,647,701
Deferred income tax liabilities	21		175,780,878	92,513,863
Other non-financial liabilities	18		695,075,398	422,970,600
TOTAL LIABILITIES			13,938,384,479	12,018,313,726
SHAREHOLDERS’ EQUITY
Capital stock	29		639,413	639,413
Non-capitalized contributions			12,429,781	12,429,781
Capital adjustments			1,441,483,649	1,441,483,649
Earnings reserved			2,869,770,058	2,855,996,732
Unappropriated retained earnings			827,895	(11,543,379)
Accumulated other comprehensive income			(6,068,228)	(11,213,711)
Net income of the period / fiscal year			196,683,332	373,078,778
Net shareholders’ equity attributable to controlling interests			4,515,765,900	4,660,871,263
Net shareholders’ equity attributable to non-controlling interests			2,892,983	1,875,524
TOTAL SHAREHOLDERS’ EQUITY			4,518,658,883	4,662,746,787
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			18,457,043,362	16,681,060,513

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of these condensed consolidated interim Financial Statements.

2	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Interest income		Q	1,088,058,511	2,006,894,530	866,780,540	2,048,324,918
Interest expense		Q	(391,170,000)	(696,008,213)	(601,899,879)	(1,506,533,062)
Net interest income			696,888,511	1,310,886,317	264,880,661	541,791,856
Commissions income	22	Q	208,212,473	388,205,834	157,900,338	297,071,876
Commissions expense		Q	(27,796,500)	(52,503,281)	(22,799,595)	(39,544,704)
Net commissions income			180,415,973	335,702,553	135,100,743	257,527,172
Subtotal (Net interest income plus Net commissions income)			877,304,484	1,646,588,870	399,981,404	799,319,028
Net gain from measurement of financial instruments at fair value through profit or loss		Q	113,717,004	184,138,255	168,975,907	2,272,386,035
Profit / (loss) from sold or derecognized assets at amortized cost			17,221	17,221	(5,518)	29,721
Differences in quoted prices of gold and foreign currency	23		22,405,015	29,211,532	35,484,296	168,120,463
Other operating income	24		45,818,373	118,424,794	60,132,765	134,173,348
Credit loss expense on financial assets			(103,038,614)	(172,976,700)	(22,972,508)	(54,144,869)
Net operating income			956,223,483	1,805,403,972	641,596,346	3,319,883,726
Employee benefits	25		(180,402,063)	(360,993,506)	(190,217,949)	(410,721,758)
Administrative expenses	26		(99,319,297)	(191,126,959)	(92,118,657)	(206,030,063)
Depreciation and amortization of fixed assets		F and G	(39,181,020)	(78,504,874)	(37,641,736)	(77,785,268)
Other operating expenses	27		(188,495,767)	(357,237,581)	(183,775,179)	(415,241,860)
Operating income			448,825,336	817,541,052	137,842,825	2,210,104,777
Income / (loss) from associates and joint ventures	12		433,202	(114,017)	571,346	217,833
Loss on net monetary position			(203,936,999)	(487,132,513)	(643,873,242)	(2,108,846,900)
Income / (loss) before tax on continuing operations			245,321,539	330,294,522	(505,459,071)	101,475,710
Income tax on continuing operations	21.c)		(95,781,086)	(132,306,411)	189,536,219	41,575,745
Net income / (loss) from continuing operations			149,540,453	197,988,111	(315,922,852)	143,051,455
Net income / (loss) of the period			149,540,453	197,988,111	(315,922,852)	143,051,455
Net income / (loss) of the period attributable to controlling interests			149,136,905	196,683,332	(316,576,171)	142,702,743
Net income of the period attributable to non-controlling interests			403,548	1,304,779	653,319	348,712

3	Jorge Pablo Brito Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Net profit attributable to parent’s shareholders	149,136,905	196,683,332	(316,576,171)	142,702,743
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	149,136,905	196,683,332	(316,576,171)	142,702,743
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	233.2403	307.5998	(495.1044)	223.1777

4	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Net income / (loss) of the period			149,540,453	197,988,111	(315,922,852)	143,051,455
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period
Foreign currency translation differences from Financial Statements conversion			2,529,029	322,930	(5,882,237)	(29,129,725)
Foreign currency translation differences of the period			2,529,029	322,930	(5,882,237)	(29,129,725)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			4,993,430	4,822,553	(60,976,884)	(62,039,840)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	7,142,308	6,662,949	(93,409,585)	(81,843,771)
Reclassification of the period			318,507	915,736	(569,418)	(15,604,331)
Income tax	21.c)		(2,467,385)	(2,756,132)	33,002,119	35,408,262
Total other comprehensive income / (loss) that will be reclassified to profit or loss of the period			7,522,459	5,145,483	(66,859,121)	(91,169,565)
Total other comprehensive income / (loss)			7,522,459	5,145,483	(66,859,121)	(91,169,565)
Total comprehensive income / (loss) of the period			157,062,912	203,133,594	(382,781,973)	51,881,890
Total comprehensive income / (loss) attributable to controlling interests			156,659,364	201,828,815	(383,435,292)	51,533,178
Total comprehensive income attributable to non-controlling interests			403,548	1,304,779	653,319	348,712

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of these condensed consolidated interim Financial Statements.

5	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non- capitalized contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,441,483,649	(4,574,263)	(6,639,448)	1,153,379,706	1,702,617,026	361,535,399	4,660,871,263	1,875,524	4,662,746,787
Total comprehensive income of the period
- Net income of the period									196,683,332	196,683,332	1,304,779	197,988,111
- Other comprehensive income of the period					322,930	4,822,553				5,145,483		5,145,483
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 4, 2025
- Legal reserve							71,963,874		(71,963,874)
- Optional reserve for future distribution of earnings								281,599,363	(281,599,363)
- Dividends	30							(339,789,911)		(339,789,911)		(339,789,911)
- Personal assets tax on shares and equity interests									(7,144,267)	(7,144,267)		(7,144,267)
Other changes											(287,320)	(287,320)
Amount at the end of the period		639,413	12,429,781	1,441,483,649	(4,251,333)	(1,816,895)	1,225,343,580	1,644,426,478	197,511,227	4,515,765,900	2,892,983	4,518,658,883

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non- capitalized contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non- controlling interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,441,483,649	27,972,317	72,948,791	858,976,731	1,235,484,190	1,460,283,871	5,110,218,743	1,167,694	5,111,386,437
Total comprehensive income of the period
- Net income of the period									142,702,743	142,702,743	348,712	143,051,455
- Other comprehensive loss of the period					(29,129,725)	(62,039,840)				(91,169,565)		(91,169,565)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 12, 2024
- Legal reserve							294,402,975		(294,402,975)
- Optional reserve for future distribution of earnings								1,174,784,757	(1,174,784,757)
- Dividends	30							(707,651,921)		(707,651,921)		(707,651,921)
- Personal assets tax on shares and equity interests									(2,639,518)	(2,639,518)		(2,639,518)
Other changes											(430,615)	(430,615)
Amount at the end of the period		639,413	12,429,781	1,441,483,649	(1,157,408)	10,908,951	1,153,379,706	1,702,617,026	131,159,364	4,451,460,482	1,085,791	4,452,546,273

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of these condensed consolidated interim Financial Statements.

6	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	06/30/2025	06/30/2024
Cash flows from operating activities
Income of the period before income tax		330,294,522	101,475,710
Adjustment for the total monetary effect of the period		487,132,513	2,108,846,900
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		78,504,874	77,785,268
Credit loss expense on financial assets		172,976,700	54,144,869
Difference in quoted prices of foreign currency		(166,847,857)	(86,353,345)
Other adjustments		(60,555,347)	(1,276,701,523)
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		72,776,795	(2,199,894,754)
Derivative financial instruments		20,808,141	(32,253,907)
Repo transactions			1,542,891,355
Loans and other financing
Non-financial public sector		(37,214,842)	(51,011,019)
Other financial entities		(35,362,605)	(25,561,965)
Non-financial private sector and foreign residents		(2,662,555,810)	(227,433,508)
Other debt securities	30	(119,717,682)	147,605,475
Financial assets delivered as guarantee		1,702,406	109,133,576
Equity instruments at fair value through profit or loss		(15,127,670)	(883,802)
Other assets		34,032,205	48,793,203
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		136,544,621	640,633,710
Financial sector		(397,289)	(33,887,553)
Non-financial private sector and foreign residents		784,670,857	343,274,888
Liabilities at fair value through profit or loss		5,350,910	39,202,924
Derivative financial instruments		(857,527)	(6,648,247)
Repo transactions		(21,818,577)	(59,154,202)
Other liabilities		112,979,163	(37,435,447)
Income tax paid		(21,163,414)	(328,973,797)
Total cash (used in) from operating activities (A)		(903,844,913)	847,594,809

7	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	06/30/2025	06/30/2024
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(73,999,341)	(69,507,356)
Other payments related to investing activities			(744,981)
Total cash used in investing activities (B)		(73,999,341)	(70,252,337)
Cash flows from financing activities
Payments:
Dividends	30	(33,978,991)	(357,583,037)
Non-subordinated corporate bonds		(240,838)	(29,732,735)
Financing from local financial entities			(8,425,503)
Subordinated corporate bonds		(15,911,035)	(17,051,484)
Other payments related to financing activities		(5,420,852)	(4,256,538)
Collections / Incomes:
Non-subordinated corporate bonds		460,024,543
Financing from local financial entities		17,026,059
Total cash used in financing activities (C)		421,498,886	(417,049,297)
Effect of exchange rate fluctuations (D)		255,461,033	170,731,313
Monetary effect on cash and cash equivalents (E)		(388,189,259)	(1,657,763,141)
Net decrease in cash and cash equivalents (A+B+C+D+E)		(689,073,594)	(1,126,738,653)
Cash and cash equivalents at the beginning of the fiscal year	28	3,295,825,674	3,470,045,457
Cash and cash equivalents at the end of the period	28	2,606,752,080	2,343,306,804

Notes 1 to 44 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of these condensed consolidated interim Financial Statements.

8	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payment services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on A3 Mercados SA (former Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish)).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU). The main purpose of this company is grain brokerage. For further information see also Note 11.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On January 1, 2025, Banco Macro SA acquired the control of Alianza SGR. The main purpose of this company is the granting of guarantees.

On August 27, 2025, the Board of Directors approved the issuance of these condensed consolidated interim Financial Statements.

2.	OPERATIONS OF THE BANK

2.1	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of June 30, 2025 and December 31, 2024, the deposits held by the Misiones Provincial Government with the Bank amounted to 83,282,966 and 111,820,313 (including 16,112,236 and 14,286,690 related to court deposits), respectively.

2.2	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of June 30, 2025 and December 31, 2024, the deposits held by the Salta Provincial Government with the Bank amounted to 98,607,589 and 66,341,929 (including 20,922,286 and 18,482,689, related to court deposits), respectively.

9

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Additionally, the Bank granted loans to the Salta Provincial Government and the Municipality of Salta City as of June 30, 2025 and December 31, 2024 for an amount of 10,667 and 5,726, respectively.

2.3	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005, July 8, 2014 and September 26, 2024, extensions to such agreement were agreed upon, making it currently effective through September 30, 2034.

As of June 30, 2025 and December 31, 2024, the deposits held by the Jujuy Provincial Government with the Bank amounted to 84,954,124 and 58,042,591 (including 16,018,430 and 14,157,516, related to court deposits), respectively.

Additionally, the Bank granted loans to the Jujuy Provincial Treasury as of June 30, 2025 and December 31, 2024 for an amount of 28,137 and 5,252, respectively.

2.4	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2028 and 2025, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of June 30, 2025 and December 31, 2024, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 384,209,733 and 377,906,167 (including 53,943,414 and 48,584,058, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of June 30, 2025 and December 31, 2024 for an amount of 40,614,928 and 67,581, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the regulatory provisions established by the BCRA, which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The transitory exceptions established by BCRA to the application of effective IFRS Accounting Standards as issued by the IASB that affect the preparation of these condensed consolidated interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS Accounting Standards as issued by the IASB, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

b)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the condensed consolidated interim Financial Statements).

If IFRS 9 had been applied, according to an estimation calculated by the Bank, the Statement of income of the six-month period ended June 30, 2025, would have recorded an increase in “Interest income” for an amount of 29,656, in “Loss on net monetary position” for an amount of 23,925 and in “Income tax on continuing operations” for an amount of 120,033 and, on the other hand, a decrease in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 372,608, and as a counterpart an increase in “Other comprehensive income” for that period. In addition, it would have been recorded in the Statement of income of the six-month period ended June 30, 2024 a decrease in “Interest income” for an amount of 97,320 and, on the other hand, an increase in “Loss on net monetary position” for an amount of 9,132 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 108,867, and as a counterpart an increase in “Other comprehensive income” for that period. These changes would not have resulted into modifications to the total shareholder equity as of those dates or the total comprehensive income of the six-month periods ended June 30, 2025 and 2024.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS Accounting Standards as issued by the IASB as currently approved and are applicable to the preparation of these condensed consolidated interim Financial Statements in accordance with the IFRS Accounting Standards as issued by the IASB and adopted by the BCRA through Communiqué “A” 8164. Generally, the BCRA does not allow the anticipated application of any IFRS Accounting Standards, unless otherwise expressly stated.

Basis for preparation and consolidation

These condensed consolidated interim Financial Statements as of June 30, 2025, have been prepared in accordance with the accounting framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim Financial Statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim Financial Statements, in addition to section “Measuring unit” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgments, estimates and assumptions described in the consolidated Financial Statements for the fiscal year ended on December 31, 2024, already issued.

These condensed consolidated interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated Financial Statements for the fiscal year ended on December 31, 2024, already issued. Nevertheless, the present condensed consolidated interim Financial Statements do not include all the information or all the disclosures required for the annual consolidated Financial Statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim Financial Statements must be read together with the annual consolidated Financial Statements for the fiscal year ended December 31, 2024, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As of June 30, 2025 and December 31, 2024, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal place of business	Country	Main activity
Macro Securities SAU (1) and (5)	Ave. Eduardo Madero 1182 - CABA	Argentina	Stock exchange services
Macro Fiducia SAU	Ave. Eduardo Madero 1182 - 2nd floor - CABA	Argentina	Services
Macro Fondos SGFCISA (6)	Ave. Eduardo Madero 1182 - 24th floor, Office B - CABA	Argentina	Management and administration of mutual funds
Macro Bank Limited (2)	Caves Village, Building 8 Office 1 - West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Ave. Eduardo Madero 1182 - CABA	Argentina	Electronic payment services
Fintech SGR (Structured entity)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees
Alianza SGR (Structured entity) (7)	San Martín 140 - 2nd floor - CABA	Argentina	Granting of guarantees
Macro Agro SAU (formerly known as Comercio Interior SAU) (3)	Santa Fe 1219 - 4th floor - Rosario, Santa Fe	Argentina	Grain Brokerage
BMA Asset Management SGFCISA (4) and (6)	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Management and administration of mutual funds
BMA Valores SA (4) and (5)	Ave. Eduardo Madero 1182 – 2nd floor – CABA	Argentina	Stock exchange services

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 35,417).
(3)	Consolidated with the Bank since May 2023, as control was obtained in such month (see Note 11).
(4)	Consolidated with the Bank since November 2023, as control was obtained in such month.
(5)	On December 17, 2024, the Management of Macro Securities SAU decided to carry out the process of merger by absorption, through which that Entity will absorb BMA Valores SA, which will be dissolved without being liquidated. The reorganization date is January 1, 2025. Additionally, on March 31, 2025, the General Regular and Special Shareholder’ Meeting approved the merger with BMA Valores SA and ratified the prior merger commitment.
(6)	On December 17, 2024, the Management of Macro Fondos SGFCISA decided to carry out the process of merger by absorption, through which that Entity will absorb BMA Asset Management SGFCISA, which will be dissolved without being liquidated. The reorganization date is January 1, 2025. Additionally, on March 31, 2025, the General Regular and Special Shareholder’ Meeting approved the merger with BMA Asset Management SGFCISA and ratified the prior merger commitment.
(7)	Consolidated with the Bank since January 2025, as control was obtained in such month.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As of June 30, 2025 and December 31, 2024, the Bank's interest in the companies it consolidates is as follows:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU (1)	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	1,001,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Alianza SGR (Structured entity) (4)	Common	599,955	24.998%	24.998%	75.002%	75.002%
Macro Agro SAU (formerly known as Comercio Interior SAU) (2)	Common	615,519	100.00%	100.00%
BMA Asset Management SGFCISA (3)	Common	91,950	100.00%	100.00%
BMA Valores SA (3)	Common	52,419,500	100.00%	100.00%

(1)	On May 9, 2024, the Bank made an irrevocable contribution of 250,000 (not restated) to Macro Fiducia SAU.

(2)	Interest acquired in May 2023 (see Note 11).

(3)	Interest acquired in November 2023.

(4)	Interest acquired in November 2023, with control exercising as of January 1, 2025.

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of June 30, 2025 and December 31, 2024 are as follows:

	Balances as of 06/30/2025
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	17,934,573,133	13,418,807,233	4,515,765,900
Macro Bank Limited	197,304,226	141,282,583	56,021,643
Macro Securities SAU (1)	492,464,797	362,099,897	130,364,900
Macro Fiducia SAU	1,600,473	38,167	1,562,306
Argenpay SAU	44,754,045	26,739,432	18,014,613
Fintech SGR	56,269,381	52,958,483	827,691	2,483,207
Macro Agro SAU (formerly known as Comercio Interior SAU)	55,589,913	53,161,525	2,428,388
BMA Asset Management SGFCISA	2,920,647	107,341	2,813,306
BMA Valores SA	9,106,522	2,611,834	6,494,688
Alianza SGR	14,464,803	13,918,433	136,594	409,776
Eliminations	(352,004,578)	(133,340,449)	(218,664,129)
Consolidated	18,457,043,362	13,938,384,479	4,515,765,900	2,892,983

(1)	Includes amounts from its subsidiary Macro Fondos SGFCISA.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	Balances as of 12/31/2024
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	16,319,534,287	11,658,663,024	4,660,871,263
Macro Bank Limited	166,793,629	114,306,503	52,487,126
Macro Securities SAU (1)	462,698,632	250,520,429	212,178,203
Macro Fiducia SAU	1,672,602	43,924	1,628,678
Argenpay SAU	46,939,951	29,484,356	17,455,595
Fintech SGR	57,035,992	54,535,311	625,157	1,875,524
Macro Agro SAU (formerly known as Comercio Interior SAU)	37,395,477	34,678,606	2,716,871
BMA Asset Management SGFCISA	18,974,281	278,268	18,696,013
BMA Valores SA	6,659,694	83,774	6,575,920
Eliminations	(436,644,032)	(124,280,469)	(312,363,563)
Consolidated	16,681,060,513	12,018,313,726	4,660,871,263	1,875,524

(1)	Includes amounts from its subsidiary Macro Fondos SGFCISA.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and concluded that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim Financial Statements were prepared on a going concern basis.

Transcription into books

As of the date of issuance of these condensed consolidated interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balances”) of Banco Macro SA.

Figures stated in thousands of pesos

These condensed consolidated interim Financial Statements disclose figures stated in thousands of argentine pesos in terms of purchasing power as of June 30, 2025, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of June 30, 2025, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three and six-month periods ended June 30, 2025, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the six-month period ended on that date, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Additionally, as it is mentioned in Note 11.2, during 2024 the additional amount established in the transaction price related to the purchase of Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) was agreed and paid. Therefore, in accordance with IFRS 3 “Business Combinations”, retrospective adjustments amounted to 13,259,410 were made as of December 31, 2023, increasing “Other non-financial liabilities” and decreasing “Loss from associates and joint ventures”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Measuring unit

These condensed consolidated interim Financial Statements have been restated for the changes in the general purchasing power of the functional currency (argentine pesos) as of June 30, 2025, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended and supplemented, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS Accounting Standards as issued by the IASB, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement must be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes are used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices index (WPI) published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the WPI variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 15.10% and 79.77% for the six-month periods ended on June 30, 2025 and 2024, respectively, and 117.76% for the fiscal year ended on December 31, 2024.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for Financial Statements established by BCRA Communiqué “A” 6849, as supplemented.

Description of the main aspects of the restatement process for statements of financial position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated because they are already expressed in the current measuring unit as of the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent those effects. Net gain or loss on a monetary basis is included in profit or loss for the reporting period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measuring unit, the profit or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated at indexes that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Profit or loss of the period related to depreciation of property, plant and equipment and amortization of intangible assets, as well as any other non-monetary assets cost are determined on the basis of the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates the creditor for the effects of inflation is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measuring unit at the end of the reporting period, without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred income tax liability whose balancing entry is recognized in profit or loss of the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss of the period and deferred tax related to the revaluation (surplus of the revalued value over the restated value) is recognized in other comprehensive income.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Description of the main aspects of the restatement process for statements of income and other comprehensive income

(i)	Expenses and income are restated from the date the items were recorded, except for those profit or loss items that reflect or include, in their determination, the consumption of assets measured at purchasing power currency of a date prior to that which the consumption was recorded, which are restated using as basis the origination date of the assets related to the item; and also except for income or loss arising from comparing two measurements at purchasing power currency of different dates, for which it requires to identify the amounts compared, restate them separately and repeat the comparison, with the amounts already restated.

(ii)	Gain or loss on monetary position will be classified based on the item that generated it and is presented in a separate line reflecting effect of inflation on monetary items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

a)	The components of equity, except the ones mentioned below, were restated as from the date on which they were subscribed for or paid-in, according to the Communiqué “A” 6849 for each item.

b)	Earnings reserved, including the special reserve for the first-time application of IFRS Accounting Standards, were stated at their nominal value as of the transition date (legal amount not restated).

c)	Restated unappropriated retained earnings were determined as a difference between the restated net asset as of the transition date and the rest of the components of initial equity restated as described in the abovementioned paragraphs.

d)	The accumulated balances of other comprehensive income were recalculated as of the transition date.

(ii)	After the restatement as of the transition date in (i) above, all equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows

(i)	All items are restated in terms of the current measuring unit as of the end of the reporting period.

(ii)	Monetary gain or loss generated by cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income and expenses, as well as the determination and disclosure of contingent assets and liabilities, as of the end of the period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events. Therefore, the uncertainties associated with the estimates and assumptions adopted may drive in the future to final amounts that may differ from those estimates and may require significant adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in Note 3 section “Accounting judgments, estimates and assumptions” to the consolidated Financial Statements as of December 31, 2024, already issued.

Standards amendments adopted in the fiscal year

For the fiscal year beginning on January 1, 2025, the following amendments to IFRS Accounting Standards as issued by the IASB are effective and they did not have a material impact on these condensed consolidated interim Financial Statements as a whole:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 related to “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. A currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. If a currency is not exchangeable into another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it will disclose information that enables users of the financial statements to understand how the currency not being exchangeable into another currency affects, or is expected to affect, the entity's performance, financial position and cash flows. This amendment did not have a material impact on the condensed consolidated interim Financial Statements.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS Accounting Standards as issued by the IASB are approved and existing IFRS Accounting Standards are amended or revoked and once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective:

IFRS 18 – Presentation and disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, “Presentation and disclosure in Financial Statements”, which addresses the format for the presentation of profit or loss in the Financial Statements, management-defined performance measures and aggregation/disaggregation of disclosures information. This standard will replace IAS 1 and is effective as of January 1, 2027. The Bank is evaluating the effects that this standard would cause on the condensed consolidated interim Financial Statements.

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

•	Clarify that a financial liability is derecognized on the “settlement date”, that is, when the related obligation is discharged, cancelled, expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met.

•	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG) features and other similar contingent features.

•	Clarify the treatment of non-recourse assets and contractually linked instruments.

•	Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

These amendments are effective as of January 1, 2026. The Bank is evaluating the effects that these amendments would cause on the condensed consolidated interim Financial Statements.

Improvements to IFRS Accounting Standards

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards - Volume 11. The following is a summary of the amendments made:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

•	IFRS 1 First-time adoption of International Financial Reporting Standards – Hedge accounting by a first-time adopter.

•	IFRS 7 Financial Instruments: Disclosures of gain or loss on derecognition, of deferred difference between fair value and transaction price, and credit risk disclosures; amendments are also made to paragraph IG1 of the Guidance on implementing.

•	IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities. However, the amendment does not address how a lessee distinguishes between a lease modification as defined in IFRS 16 and an extinguishment of a lease liability in accordance with IFRS 9.

•	IFRS 9 Financial Instruments – Transaction price: paragraph 5.1.3 of IFRS 9 has been amended to replace the reference to “transaction price as defined by IFRS 15 Revenue from contracts with customers” with “the amount determined by applying IFRS 15”.

•	IFRS 10 Consolidated Financial Statements – Determination of a "De Facto Agent": paragraph B74 of IFRS 10 has been amended to clarify that the relationship described in paragraph B74 is just one example of various relationships that might exist between the investor and other parties acting as de facto agents of the investor.

•	IAS 7 Statement of Cash Flows – Cost Method: paragraph 37 of IAS 7 has been amended to replace the term "cost method" with "at cost", following the prior deletion of the definition of "cost method".

These amendments are effective as of January 1, 2026. The Bank is evaluating the effects that these amendments would cause on the condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of June 30, 2025 and December 31, 2024, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	06/30/2025	12/31/2024
Undrawn commitments of credit cards and checking accounts	5,164,021,633	4,611,857,941
Guarantees granted (1)	171,621,105	234,571,613
Overdraft and unused agreed commitments (1)	65,739,281	53,409,756
Subtotal	5,401,382,019	4,899,839,310
Less: Allowance for Expected Credit Losses (ECL)	(8,845,957)	(9,052,609)
Total	5,392,536,062	4,890,786,701

(1)	Includes transactions not covered by the financial system debtor classification standard. The Guarantees granted include an amount of 2,728,635 and 952,734, as of June 30, 2025 and December 31, 2024, respectively. The Overdraft and unused agreed commitments include an amount of 13,017,281 and 915,054, as of June 30, 2025 and December 31, 2024, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 44 to the consolidated Financial Statements as of December 31, 2024, already issued.

Disclosures related to the allowance for ECL are detailed in item 8.5 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
Government securities (1)	753,756,170	899,697,353
Private securities	40,899,521	69,288,115
Government securities – Foreign	1,286,374	1,274,249
Total	795,942,065	970,259,717

(1)	In August 2024, the Bank entered into voluntary debt exchange under the terms of section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The security involved in such exchange transaction was as follows:

•	Argentine Treasury Bonds in pesos adjusted by CER 4.25% - Maturity 02-14-2025 (T2X5) for a face value of 2,000,000,000.

Additionally, in January 2025, under the terms of section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy, the Bank entered into voluntary debt exchange. The security involved in such exchange transaction was as follows:

•	Argentine Treasury Bonds in pesos zero coupon adjusted by CER - Maturity 06-30-2025 (TZX25) for a face value of 201,356,504,100.

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
Sundry debtors	183,314,677	180,185,437
Receivables from spot sales of government securities pending settlement	182,336,676	329,077,384
Debtors from operations	153,892,440	66,042,576
Private securities	51,886,004	53,133,108
Receivables from spot sales of foreign currency pending settlement	1,231,392	179,982
Other	2,822,980	2,599,856
Subtotal	575,484,169	631,218,343
Less: Allowances for ECL	(55,040)	(322,175)
Total	575,429,129	630,896,168

Disclosures related to allowance for ECL are detailed in item 8.4 of Note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

7.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of June 30, 2025 and December 31, 2024 is as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Composition	06/30/2025	12/31/2024
Non-financial public sector (1)	117,709,713	80,494,871
Other financial entities	108,026,093	72,663,488
Other financial entities	108,084,061	72,697,688
Less: allowance for ECL	(57,968)	(34,200)
Non-financial private sector and foreign residents	9,014,005,560	6,524,397,913
Overdrafts	1,659,145,099	622,829,719
Documents	1,497,828,699	1,175,415,470
Mortgage loans	714,359,389	580,171,475
Pledge loans	219,350,895	141,128,524
Personal loans	1,909,512,337	1,327,303,728
Credit cards	1,655,121,033	1,586,684,047
Financial leases	17,762,952	18,932,034
Other	1,614,190,872	1,213,854,590
Less: allowance for ECL	(273,265,716)	(141,921,674)
Total	9,239,741,366	6,677,556,272

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 10 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in Note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards” to the consolidated Financial Statements as of December 31, 2024, already issued. Additionally, Note 10 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in Note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards, checking account advance agreements and letters of credit, which are not recognized in the condensed consolidated interim Statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and off balance items are as follows.

8.1	Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	06/30/2025	12/31/2024
Loans and other financing	9,513,065,050	6,819,512,146
Individual assessment	2,994,713,986	1,756,161,076
Collective assessment	6,518,351,064	5,063,351,070
Less: Allowance for ECL (1)	(273,323,684)	(141,955,874)
Total	9,239,741,366	6,677,556,272

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The Bank resolved to establish an allowance based on expert judgment, making an estimate that considers the effects of covering a scenario of uncertainty as a result of implementing the macroeconomic imbalances adjustment program and the inflation stabilization plan. As of June 30, 2025, this adjustment was estimated at 35,022,636.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

		06/30/2025
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		8,837,276,433	210,225,962		9,047,502,395	95.10
High grade	0.00% - 3.50%	8,020,132,257	31,597,248		8,051,729,505	84.64
Standard grade	3.51% - 7.00%	460,512,831	54,556,165		515,068,996	5.41
Sub-standard grade	7.01% - 33.00%	356,631,345	124,072,549		480,703,894	5.05
Past due but not impaired (1)	33.01% - 99.99%	117,676,776	192,151,802		309,828,578	3.26
Impaired	100%			155,734,077	155,734,077	1.64
	Total	8,954,953,209	402,377,764	155,734,077	9,513,065,050	100
	%	94.13	4.23	1.64	100

		12/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		6,479,847,440	123,535,714		6,603,383,154	96.83
High grade	0.00% - 3.50%	5,817,488,085	31,166,533		5,848,654,618	85.76
Standard grade	3.51% - 7.00%	384,706,110	28,461,883		413,167,993	6.06
Sub-standard grade	7.01% - 33.00%	277,653,245	63,907,298		341,560,543	5.01
Past due but not impaired (1)	33.01% - 99.99%	65,685,424	73,759,983		139,445,407	2.04
Impaired	100%			76,683,585	76,683,585	1.13
	Total	6,545,532,864	197,295,697	76,683,585	6,819,512,146	100
	%	95.98	2.89	1.13	100

(1)	It includes transactions under collective assessment which are more than 5 days past due independently of the PD range assigned.

8.1.1	Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of corporate loans by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 44 section “Credit risk” to the consolidated Financial Statements as of December 31, 2024, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		06/30/2025
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		2,971,196,045	6,371,949		2,977,567,994	99.43
High grade	0.00% - 3.50%	2,951,674,205			2,951,674,205	98.56
Standard grade	3.51% - 7.00%	10,650,994	6,371,949		17,022,943	0.57
Sub-standard grade	7.01% - 33.00%	8,870,846			8,870,846	0.30
Past due but not impaired	33.01% - 99.99%
Impaired	100%			17,145,992	17,145,992	0.57
	Total	2,971,196,045	6,371,949	17,145,992	2,994,713,986	100
	%	99.22	0.21	0.57	100

		12/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		1,718,718,891	17,436,904		1,736,155,795	98.86
High grade	0.00% - 3.50%	1,701,414,682	13,924,509		1,715,339,191	97.68
Standard grade	3.51% - 7.00%	5,123,070	3,512,395		8,635,465	0.49
Sub-standard grade	7.01% - 33.00%	12,181,139			12,181,139	0.69
Past due but not impaired	33.01% - 99.99%
Impaired	100%			20,005,281	20,005,281	1.14
	Total	1,718,718,891	17,436,904	20,005,281	1,756,161,076	100
	%	97.87	0.99	1.14	100

8.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification, based on the Bank’s internal credit rating system, PD range and classification by stages as of the date of the reporting period. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in Note 44 section “Credit risk” to the consolidated Financial Statements as of December 31, 2024, already issued.

		06/30/2025
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		5,866,080,388	203,854,013		6,069,934,401	93.12
High grade	0.00% - 3.50%	5,068,458,052	31,597,248		5,100,055,300	78.24
Standard grade	3.51% - 7.00%	449,861,837	48,184,216		498,046,053	7.64
Sub-standard grade	7.01% - 33.00%	347,760,499	124,072,549		471,833,048	7.24
Past due but not impaired (1)	33.01% - 99.99%	117,676,776	192,151,802		309,828,578	4.75
Impaired	100%			138,588,085	138,588,085	2.13
	Total	5,983,757,164	396,005,815	138,588,085	6,518,351,064	100
	%	91.79	6.08	2.13	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

		12/31/2024
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		4,761,128,549	106,098,810		4,867,227,359	96.13
High grade	0.00% - 3.50%	4,116,073,403	17,242,024		4,133,315,427	81.63
Standard grade	3.51% - 7.00%	379,583,040	24,949,488		404,532,528	7.99
Sub-standard grade	7.01% - 33.00%	265,472,106	63,907,298		329,379,404	6.51
Past due but not impaired (1)	33.01% - 99.99%	65,685,424	73,759,983		139,445,407	2.75
Impaired	100%			56,678,304	56,678,304	1.12
	Total	4,826,813,973	179,858,793	56,678,304	5,063,351,070	100
	%	95.33	3.55	1.12	100

(1)	It includes transactions which are more than 5 days past due independently of the PD range assigned.

8.2	Other debt securities at amortized cost

The criterion used to calculate ECL of Financial Trusts and Corporate Bonds is based on the rating granted by risk rating agencies to each debt security type making up each financial trust or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The exposure at default (EAD) is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2025
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate Bonds	5,909,113			5,909,113	59.71
Financial Trusts	3,987,066			3,987,066	40.29
Total	9,896,179			9,896,179	100
%	100			100

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate Bonds	7,288,626			7,288,626	82.85
Financial Trusts	1,508,473			1,508,473	17.15
Total	8,797,099			8,797,099	100
%	100			100

The related ECL for Corporate Bonds as of June 30, 2025 and December 31, 2024 amounted to 11,008 and 4,739, respectively. The ECL related to Financial Trusts as of June 30, 2025 and December 31, 2024 amounted to 1,487 and 1,955, respectively.

8.3	Government securities at amortized cost or fair value through OCI

This group includes local government securities, provincial securities or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters is performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL is calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in Exhibit A to the condensed separate interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

8.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2025
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	523,598,165			523,598,165	100
Total	523,598,165			523,598,165	100
%	100			100

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	578,085,235			578,085,235	100
Total	578,085,235			578,085,235	100
%	100			100

The ECL related to these types of instruments amounted to 55,040 and 322,175 as of June 30, 2025 and December 31, 2024, respectively.

8.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2025
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	5,123,610,179	40,377,462	33,992	5,164,021,633	95.88
Guarantees granted	167,143,367	1,749,103		168,892,470	3.14
Overdraft and unused agreed commitments	52,719,235	2,765		52,722,000	0.98
Total	5,343,472,781	42,129,330	33,992	5,385,636,103	100
%	99.22	0.78		100

	12/31/2024
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	4,586,095,905	25,689,772	72,264	4,611,857,941	94.16
Guarantees granted	233,244,802	374,077		233,618,879	4.77
Overdraft and unused agreed commitments	52,435,711	58,991		52,494,702	1.07
Total	4,871,776,418	26,122,840	72,264	4,897,971,522	100
%	99.47	0.53		100

The related ECL for undrawn commitments of credit cards and checking accounts as of June 30, 2025 and December 31, 2024 amounted to 8,036,036 and 8,501,940, respectively. The ECL related to guarantees granted as of June 30, 2025 and December 31, 2024 amounted to 790,725 and 512,003, respectively. The ECL related to overdraft and unused agreed commitments as of June 30, 2025 and December 31, 2024 amounted to 19,196 and 38,666, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

In exhibit R “Value adjustment for credit losses – Allowances for uncollectibility risk”, the ECL movements at sector and product level are also disclosed.

9.	OTHER DEBT SECURITIES

The composition of other debt securities as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
At fair value through OCI
Government securities (1)	197,102,532	428,369,397
Government securities – Foreign	88,309,340	76,565,231
Total at fair value through OCI	285,411,872	504,934,628

At amortized cost
Government securities	3,434,640,093	3,084,748,825
Private securities	9,883,684	8,790,405
Total at amortized cost	3,444,523,777	3,093,539,230
Total	3,729,935,649	3,598,473,858

(1)	In February 2025, under the terms of section 2, Presidential Decree No. 846/2024 issued by the Ministry of Economy, the Bank entered into voluntary debt exchange. The security involved in such exchange transaction was as follows:

•	Argentine Treasury Bonds in pesos adjusted by CER 4.25% - Maturity 02-14-2025 (T2X5) for a face value of 28,282,779,133.

The holding at amortized cost includes Argentine Treasury Bonds in pesos adjusted by CER – Maturity 06-30-2027 acquired in the first quarter of 2024 through primary subscription. In the third quarter of 2024, as a consequence of a reassessment of its monetary position, the Banks's Management resolved to reduce the position of inflation-adjustable securities through the exercise of put options with the BCRA and to maintain the residual portfolio of the aforementioned security until maturity. On June 11, 2025, all options were rescinded as part of the rescission offer published through BCRA Communiqué "B" 12997.

10.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Although the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

25

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at the end of each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement on a recurring basis, as of June 30, 2025 and December 31, 2024:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2025
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	795,942,065	752,744,862	40,802,371	2,394,832
Derivatives instruments	1,386,891	1,152,770	234,121
Other financial assets	51,886,004	51,439,678		446,326
Equity instruments at fair value through profit or loss	25,165,286	21,419,406		3,745,880

At fair value through OCI
Other debt securities	285,411,872	285,411,872
Total	1,159,792,118	1,112,168,588	41,036,492	6,587,038

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	13,618,843	13,618,843
Derivatives instruments	663,597	150,436	513,161
Total	14,282,440	13,769,279	513,161

26

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2024
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	970,259,717	923,958,819	42,406,459	3,894,439
Derivatives instruments (1)	22,195,032	38,548	22,156,484
Other financial assets	53,133,108	52,920,000		213,108
Financial assets delivered as guarantee	1,084,431	1,084,431
Equity instruments at fair value through profit or loss	10,037,616	2,449,972		7,587,644

At fair value through OCI
Other debt securities	504,934,629	504,934,629
Total	1,561,644,533	1,485,386,399	64,562,943	11,695,191

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	8,267,933	8,267,933
Derivatives instruments	1,521,124	107,015	1,414,109
Total	9,789,057	8,374,948	1,414,109

(1)	Includes the premium corresponding to the subscription of put options.

Description of the valuation process

The fair value of instruments categorized as level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and A3 Mercados SA (former Mercado Abierto Electrónico SA).

On the other hand, for certain assets and liabilities that do not have an active market, categorized as level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of June 30, 2025 and December 31, 2024, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

27

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Below is the reconciliation between the amounts at the beginning and at the end of the reporting period of the financial assets recognized at fair value categorized as level 3:

	As of June 30, 2025
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	3,894,439	213,108	7,587,644
Transfers from level 3			(4,815,592)
Profit and loss	1,951,142	66,108	1,645,086
Recognition and derecognition	(2,302,858)	219,187	(4,310)
Monetary effect	(1,147,891)	(52,077)	(666,948)
Amount at the end of the period	2,394,832	446,326	3,745,880

	As of December 31, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	17,585	158,909	5,207,863
Profit and loss	597,330	(247,636)	6,223,276
Recognition and derecognition	3,697,320	519,773	9,493
Monetary effect	(417,796)	(217,938)	(3,852,988)
Amount at the end of the fiscal year	3,894,439	213,108	7,587,644

The fair values of instruments measured at level 3 are determined by the Bank based on valuation techniques derived from the "income method", whose main unobservable data are related to discount rates, and on which a reasonable change in such input data would not generate significant effects on the Financial Statements taken as a whole.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of June 30, 2025 and December 31, 2024, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim Financial Statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

28

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of June 30, 2025 and December 31, 2024:

	06/30/2025
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,497,537,577	2,497,537,577			2,497,537,577
Other financial assets	523,543,125	523,543,125			523,543,125
Loans and other financing	9,239,741,366			8,521,051,072	8,521,051,072
Other debt securities	3,444,523,777	3,025,588,668	114,871,656		3,140,460,324
Financial assets delivered as guarantee	282,702,863	282,702,863			282,702,863
Total	15,988,048,708	6,329,372,233	114,871,656	8,521,051,072	14,965,294,961

Financial liabilities
Deposits	10,615,095,920	5,241,737,316		5,383,724,054	10,625,461,370
Other financial liabilities	1,338,518,403	1,306,408,552	32,597,257		1,339,005,809
Financing received from the BCRA and other financial institutions	68,362,615	43,424,156	24,938,459		68,362,615
Issued corporate bonds	482,325,018		482,325,018		482,325,018
Subordinated corporate bonds	481,481,261		469,084,989		469,084,989
Total	12,985,783,217	6,591,570,024	1,008,945,723	5,383,724,054	12,984,239,801

	12/31/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	3,096,842,960	3,096,842,960			3,096,842,960
Other financial assets	577,763,060	577,763,060			577,763,060
Loans and other financing	6,677,556,272			6,252,316,851	6,252,316,851
Other debt securities	3,093,539,229	2,843,122,861	70,757,205		2,913,880,066
Financial assets delivered as guarantee	283,320,838	283,320,838			283,320,838
Total	13,729,022,359	6,801,049,719	70,757,205	6,252,316,851	13,124,123,775

Financial liabilities
Deposits	9,694,277,731	6,379,675,198		3,333,659,371	9,713,334,569
Repo transactions	21,818,577	21,818,577			21,818,577
Other financial liabilities	1,187,657,357	1,160,860,274	31,993,944		1,192,854,218
Financing received from the BCRA and other financial institutions	50,035,744	47,848,784	2,186,959		50,035,743
Issued corporate bonds	17,022,561		17,022,561		17,022,561
Subordinated corporate bonds	480,731,712		463,179,240		463,179,240
Total	11,451,543,682	7,610,202,833	514,382,704	3,333,659,371	11,458,244,908

29

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

11.	BUSINESS COMBINATIONS

11.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU), a company engaged in the grain brokerage business.

The Special Shareholders’ Meeting held on October 6, 2023 deemed it appropriate and approved the change of its corporate name to “Macro Agro S.A.U.” and, consequently, subject to the authorization of the Business Associations Regulatory Agency of the Province of Santa Fe (IGPJ, for its acronym in Spanish), proposed the amendment of section 1 of the by-laws. On October 27, 2023, the proceedings were filed with the IGPJ. Additionally, on March 5, 2024, the Bank was notified of the resolution of the IGPJ, which approved the reform of the by-laws with the name of Macro Agro SAU.

Assets acquired and liabilities assumed

The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	119,759
Debt securities at fair value through profit or loss	2,472,472
Loans and other financing	346,000
Financial assets delivered as guarantee	4,761,113
Other financial assets	18,530,119
Property, plant and equipment	334,583
Intangible assets	74,378
Other non-financial assets	274,867
26,913,291

Liabilities
Other financial liabilities	18,361,412
Provisions	51,797
Current income tax liabilities	312,025
Deferred income tax liabilities	368,708
Other non-financial liabilities	5,103,619
24,197,561
Net assets acquired at fair value	2,715,730

The goodwill generated by the acquisition of Macro Agro SAU (formerly known as Comercio Interior SAU) amounted to 852,068.

In accordance with the share purchase contract, the transaction price was set at USD 5,218,800, which will be paid in variable annual installments using the proceeds from the dividends of Macro Agro SAU (formerly known as Comercio Interior SAU). Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of the Financial Statements of Macro Agro SAU (formerly known as Comercio Interior SAU), starting the first installment in 2024.

To measure the liabilities arising from this transaction the Bank estimated the company's future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.

30

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On September 29, 2023, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 440,000 (not restated). Those dividends were received by Banco Macro SA on October 2, 2023. As it was explained in the previous paragraphs, dividends were used to pay the liability arising from the purchase, which decreased by USD 558,651.70.

Additionally, on March 12, 2024, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 450,669 (not restated), which were received by Banco Macro SA on March 13, 2024. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 430,639.40.

Finally, on April 23, 2025, Macro Agro SAU (formerly known as Comercio Interior SAU) distributed cash dividends amounting to 710,000 (not restated), which were received by Banco Macro SA on May 5, 2025. As a consequence of what was explained in the previous paragraphs, those dividends were used to pay the liability arising from the purchase, which decreased by USD 598,534.85.

11.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA) and its subsidiaries

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participaçoes SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase, as per the following breakdown:

•	Banco Itaú Argentina SA: 100% of the capital stock and votes of Banco Itaú Argentina SA were acquired, represented by 729,166,165 ordinary shares and 14,565,089 preferred shares, out of which: (i) 721,697,119 ordinary shares and 14,565,089 preferred shares representing 98.995733% of capital stock were acquired from Itaú Unibanco SA and (ii) 7,469,046 ordinary shares representing 1.004267% of capital stock were acquired from Itaú BBA SA.

•	Itaú Asset Management SA: 11,950 shares representing 13.00% of the capital stock of Itaú Asset Management SA were directly acquired from Itaú Unibanco SA, and indirectly, 80,000 shares, which represent 87.00% of the capital stock of Itaú Asset Management SA through the acquisition of Banco Itaú Argentina SA.

•	Itaú Valores SA: 6,814,535 shares representing 13.00% of the capital stock and votes of Itaú Valores SA were directly acquired from Itaú Consultoria de Valores Mobiliários e Participações SA; and indirectly, 45,604,965 shares, representing 87.00% of the capital stock and votes of Itaú Valores SA, through the acquisition of Banco Itaú Argentina SA.

The price of this transaction was established at USD 50,000,000, which was set at the time of the agreement and paid on November 3, 2023, and an additional amount resulting from the adjustment of the result obtained by Banco BMA SAU (formerly known as Banco Itaú Argentina SA), BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA) and BMA Valores SA (formerly known as Itaú Valores SA) between April 1, 2023 and the closing date established in the purchase contract, which was agreed between the parties in May 2024 for an amount of USD 7,564,706. The difference between such additional amount and the estimated additional amount at the acquisition date for an amount of 13,259,410 was recorded in comparative information for prior year, presented in lines “Other non-financial liabilities” and “Loss from associates and joint ventures” in accordance with IFRS 3, as it is explained in section “Comparative information” of the Note 3.

Through Communiqué “C” 99120, the BCRA informed that according to the authorization gave in due time through Resolution No. 352 of the Board of Directors dated October 31, 2024, on November 19, 2024, Banco Macro SA performed the merger by absorption of Banco BMA SAU. This merger had in turn been resolved by the Shareholders' Meeting held on May 6, 2024, with retroactive effect to January 1, 2024, also approved by the National Securities Commission (CNV, for its acronym in Spanish) on November 6, 2024, and registered in the Public Registry on November 14, 2024. Therefore, since November 19, 2024, the authorization of Banco BMA SAU to operate as a commercial bank was revoked, and its buildings were incorporated to Banco Macro SA as branches.

31

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

12.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

12.1	Associates

The following table provides summarized financial information about the Bank’s investment in its associates:

	Proportional Bank’s	Financial position		Profit (Loss) of the period
Entity	interest	06/30/2025	12/31/2024	06/30/2025	06/30/2024
Macro Warrants SA (1) and (2)	5%	25,712	30,276	(4,564)	1,305
Play Digital SA (1) and (2)	9.95%	407,556	1,733,043	(1,325,498)	(814,572)
Alianza SGR (1), (2) and (3)	25%		135,478		24,076

(1)	The existence of significant influence is evidenced by the representation that the Bank has in the Board of Directors of these associates.

(2)	To measure the investment, accounting information of this associate as of March 31, 2025 has been used. Additionally, significant transactions conducted or events that occurred between April 1, 2025 and June 30, 2025 have been considered.

(3)	Consolidated with the Bank since January 2025, as control was obtained in such month.

12.2	Joint ventures

The following table provides summarized financial information about the Bank’s investment in its joint ventures:

	Proportional Bank’s	Financial position		Profit (Loss) of the period
Entity	interest	06/30/2025	12/31/2024	06/30/2025	06/30/2024
Banco Macro SA – Bizland SAU Unión transitoria	50%	3,827,519	3,194,927	1,195,846	1,047,700
Finova SA (1)	50%	188,697	202,829	(14,132)	(40,676)

(1)	To measure the investment, accounting information of this associate as of March 31, 2025 has been used. Additionally, significant transactions conducted or events that occurred between April 1, 2025 and June 30, 2025 have been considered.

13.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
Investment property (see Exhibit F)	80,187,106	78,403,937
Tax advances	28,071,228	11,686,087
Advanced prepayments	27,320,681	27,302,342
Other	1,926,372	3,761,662
Total	137,505,387	121,154,028

14.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;
-	has significant influence over the Bank;
-	is a member of the key management personnel of the Bank or of the parent of the Bank;
-	members of the same group;
-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

32

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of June 30, 2025 and December 31, 2024, amounts balances related to transactions generated with related parties are as follows:

	As of June 30, 2025
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	10,105									10,105
Debt securities at fair value through profit or loss									491,273	491,273
Derivative financial instruments									13,210	13,210
Other financial assets				30,103,978		8,455,394		2,446	598,452	39,160,270
Loans and other financing (4)
Documents									158,751	158,751
Overdrafts							1	39,220	68,436,758	68,475,979
Credit cards							184	1,016,924	282,459	1,299,567
Financial leases									395,486	395,486
Personal loans
Mortgage loans								1,332,986	664,067	1,997,053
Other (5)								1,938,238	22,451,103	24,389,341
Guarantees granted								1,791,125	16,663,462	18,454,587
Total assets	10,105			30,103,978		8,455,394	185	6,120,939	110,155,021	154,845,622

Liabilities
Deposits		73,623,927	5,452,881	1,152	25,573	1,406	209,588	51,214,257	60,990,290	191,519,074
Liabilities at fair value through profit or loss									3,660,300	3,660,300
Derivative financial instruments									52,527	52,527
Other financial liabilities								657,823	7,675,958	8,333,781
Issued corporate bonds		1,426,242		3,494,514		938,385				5,859,141
Subordinated corporate bonds		2,601,712			181,599					2,783,311
Other non-financial liabilities			39,621			62,495			3,534,290	3,636,406
Total liabilities		77,651,881	5,492,502	3,495,666	207,172	1,002,286	209,588	51,872,080	75,913,365	215,844,540

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for Loans and other financing as of June 30, 2025 for Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 134, 1,508,150, 15,322,844 and 161,020,145, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

33

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	10,057								10,057
Debt securities at fair value through profit or loss								433,800	433,800
Derivative financial instruments								13,877	13,877
Other financial assets				28,666,087		2,932	108,706	725,594	29,503,319
Loans and other financing (4)
Documents								590,680	590,680
Overdrafts						4,385	677	35,442,674	35,447,736
Credit cards						3,963	894,898	320,211	1,219,072
Financial leases					281			41,412	41,693
Personal loans							12,434		12,434
Mortgage loans							1,348,888		1,348,888
Other (5)							2,818,139	26,016,990	28,835,129
Guarantees granted								33,278,074	33,278,074
Total assets	10,057			28,666,087	281	11,280	5,183,742	96,863,312	130,734,759

Liabilities
Deposits		83,336,733	1,660,471	3,921	6,420,041	364,640	79,398,992	45,656,712	216,841,510
Other financial liabilities						329	550,760	8,194,446	8,745,535
Subordinated corporate bonds		181,010		1,598,920	181,010				1,960,940
Other non-financial liabilities				184,151				3,710,812	3,894,963
Total liabilities		83,517,743	1,660,471	1,786,992	6,601,051	364,969	79,949,752	57,561,970	231,442,948

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for Loans and other financing as of December 31, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 14,346,680, 61,232, 1,037,945, 8,022,934 and 186,614,659, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Profit or loss related to transactions generated during the six-month periods ended June 30, 2025 and 2024 with related parties are as follows:

34

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

	As of June 30, 2025
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		11			4,306		125,050	762,843	9,634,597	10,526,807
Interest expense		(1,725,530)	(179,063)		(714,408)		(38,176)	(1,206,538)	(1,526,291)	(5,390,006)
Commissions income		202,291		3,470		778	4,076	294	964,244	1,175,153
Commissions expense				(103,156)				(338)	(531,467)	(634,961)
Net gain from measurement of financial instruments at fair value through profit or loss									(64,555)	(64,555)
Other operating income			1,077	4,174,926	14,324	713,160	3,953	21,267	49,624	4,978,331
Administrative expense							(4,816,884)	(544)	(1,742,886)	(6,560,314)
Other operating expense									(1,008,775)	(1,008,775)
Total income / (loss)		(1,523,228)	(177,986)	4,075,240	(695,778)	713,938	(4,721,981)	(423,016)	5,774,491	3,021,680

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

	As of June 30, 2024
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (3)	Other related parties	Total
Income / (loss)
Interest income		97,839			8,829	6	2,046,226	6,840,157	8,993,057
Interest expense					(98,594)	(61,371)	(70,399)	(1,458,088)	(1,688,452)
Commissions income		77,290		5,552		535	573	589,940	673,890
Commissions expense				(70,489)		(74,958)	(144)	(124,057)	(269,648)
Net gain from measurement of financial instruments at fair value through profit or loss								193,331	193,331
Other operating income				5,168,247	7,628	2,227	16,940	33,933	5,228,975
Administrative expense						(2,312,124)		(1,645,775)	(3,957,899)
Other operating expense								(781,942)	(781,942)
Total income / (loss)		175,129		5,103,310	(82,137)	(2,445,685)	1,993,196	3,647,499	8,391,312

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

35

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2025 and 2024 amounted to 4,656,002 and 4,503,653, respectively.

In addition, fees received by the Directors as of June 30, 2025 and 2024 amounted to 10,186,683 and 34,514,817, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	06/30/2025	12/31/2024
Board of Directors	23	23
Senior managers of the key management personnel	10	10
Total	33	33

15.	DEPOSITS

The composition of deposits as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
Non-financial public sector	877,424,074	740,879,453
Financial sector	13,440,618	13,837,907
Non-financial private sector and foreign residents	9,724,231,228	8,939,560,371
Checking accounts	1,104,220,046	1,186,357,310
Saving accounts	3,572,445,964	4,556,473,551
Time deposits	4,830,021,474	2,359,047,319
Investment accounts	94,473,687	717,091,917
Other	123,070,057	120,590,274
Total	10,615,095,920	9,694,277,731

16.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
Credit and debit card settlement - due to merchants	726,899,113	703,623,407
Amounts payable for other spot purchases pending settlement	287,504,792	157,172,689
Payment orders pending settlement foreign trade	78,831,065	61,612,684
Collections on account and behalf of others	69,382,918	43,898,058
Finance leases liabilities	19,143,566	16,100,491
Amounts payable for spot purchases of foreign currency pending settlement	9,226,468	63,475,360
Amounts payable for spot purchases of government securities pending settlement	3,701,730	6,254,026
Other	143,828,751	135,520,642
Total	1,338,518,403	1,187,657,357

36

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

17.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of June 30, 2025 and December 31, 2024.

The expected terms to settle these obligations are as follows:

	06/30/2025
Composition	Within 12 months	Over 12 months	06/30/2025	12/31/2024
For administrative, disciplinary and criminal penalties		500	500	576
Letters of credits, guarantees and other commitments (1)	8,845,957		8,845,957	9,052,609
Commercial claims in progress (2)	2,836,638	513,336	3,349,974	5,077,141
Labor lawsuits	1,095,825	731,720	1,827,545	1,605,266
Pension funds - reimbursement	2,089,117	272,690	2,361,807	1,811,659
Other		1,731,398	1,731,398	2,100,450
Total	14,867,537	3,249,644	18,117,181	19,647,701

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.

(2)	See also Note 39.2.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these condensed consolidated interim Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

18.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
Dividends payable (see Note 30)	306,083,000	1,414
Withholdings and collections	108,917,475	103,973,805
Salaries, bonuses and payroll taxes payables	108,510,547	148,832,873
Taxes payables	78,530,899	63,481,799
Miscellaneous payables - provisions of goods and services	37,798,880	46,809,419
Retirement pension payment orders pending settlement	9,233,515	9,036,409
Directors’ and syndics’ fees payable	6,292,927	9,594,053
Other	39,708,155	41,240,828
Total	695,075,398	422,970,600

37

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

19.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2025 and December 31, 2024:

06/30/2025	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	2,497,537,577
Debt securities at fair value through profit or loss		408,545,087	387,396,978
Derivative financial instruments		1,386,891
Other financial assets	108,515,111	416,646,263	50,267,755
Loans and other financing (1)	18,329,207	6,717,913,842	2,503,498,317
Other debt securities		726,086,967	3,003,848,682
Financial assets delivered as guarantee	282,702,863
Equity instruments at fair value through profit or loss	25,165,286
Total Assets	2,932,250,044	8,270,579,050	5,945,011,732

Liabilities
Deposits	5,191,296,999	5,419,700,050	4,098,871
Financial liabilities at fair value through profit or loss		13,618,843
Derivative financial instruments		663,597
Other financial liabilities		1,308,187,188	30,331,215
Financing received from the BCRA and other financial institutions		67,884,535	478,080
Issued corporate bonds		18,717,468	463,607,550
Subordinated corporate bonds		6,593,139	474,888,122
Total Liabilities	5,191,296,999	6,835,364,820	973,403,838

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2024	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	3,096,842,960
Debt securities at fair value through profit or loss		758,655,146	211,604,571
Derivative financial instruments		22,195,032
Other financial assets	109,836,079	467,755,901	53,304,188
Loans and other financing (1)	1,658,090	4,834,618,696	1,841,279,486
Other debt securities		723,330,165	2,875,143,693
Financial assets delivered as guarantee	257,896,540	26,508,729
Equity instruments at fair value through profit or loss	10,037,616
Total Assets	3,476,271,285	6,833,063,669	4,981,331,938

38

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

12/31/2024	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	6,329,846,354	3,364,270,547	160,830
Financial liabilities at fair value through profit or loss		8,267,933
Derivative financial instruments		1,521,124
Repo transactions		21,818,577
Other financial liabilities		1,169,400,022	18,257,335
Financing received from the BCRA and other financial institutions		49,624,018	411,726
Issued corporate bonds		17,022,561
Subordinated corporate bonds		7,312,414	473,419,298
Total Liabilities	6,329,846,354	4,639,237,196	492,249,189

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

20.	DISCLOSURES BY OPERATING SEGMENT

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

21.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period;

ii)	regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively;

iii)	the positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years;

iv)	the positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years; and

v)	for fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of June 30, 2025 and December 31, 2024, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Corporate income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

39

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

c)	The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Expense / (profit) from current income tax (1)	40,732,860	48,987,767	(144,332,557)	18,815,262
Expense / (profit) from deferred income tax	55,048,226	83,318,644	(45,203,662)	(60,391,007)
Expense / (profit) from income tax recognized in the statement of income	95,781,086	132,306,411	(189,536,219)	(41,575,745)
Expense / (profit) from income tax recognized in other comprehensive income	2,467,385	2,756,132	(33,002,119)	(35,408,262)
Total	98,248,471	135,062,543	(222,538,338)	(76,984,007)

(1)	Includes the restatement in constant currency of the current tax charge generated during the year, the adjustments recognized in the current year for previous periods and the effects of including in the OCI the applicable portion of the current tax.

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (former AFIP, for its acronym in Spanish), current Agencia de Recaudación y Control Aduanero (ARCA, for its acronym in Spanish), as established by Decree No. 953/2024 of the National Executive Branch, its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the former AFIP requesting the refund of 254,305 (not restated) paid as income tax for the 2020 tax period.

Regarding to the tax periods mentioned in previous paragraphs, on November 1, 2021, the former AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Regarding to the tax period 2019, on April 22, 2025, the Bank requested to close the evidence stage, and on April 25, 2025, the Court closed the evidence stage and ordered to proceed for final arguments. On June 4, 2025, the Bank presented its final arguments.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 382,189 (not restated) paid as income tax for the 2021 tax period.

Regarding to the tax period abovementioned, on January 3, 2023, the former AFIP notified the beginning of an income tax audit. On April 8, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

Additionally, on February 7, 2025, Banco Macro SA filed a contentious request against Resolution 9/2024. This request is being processed under file No. 855/2025 with the Federal Contentious and Administrative Trial Court No. 5.

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 654,673 (not restated) paid as income tax for the 2022 tax period.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Regarding to the tax period abovementioned,  on 16 November, 2023, the former AFIP notified the beginning of an income tax audit. On August 6, 2024 the former AFIP notified the closure of the audit, without tax adjustment.

Fiscal year 2023

On June 28, 2024, Banco Macro SA filed a reimbursement action with the former AFIP requesting the refund of 1,814,076 (not restated) paid as income tax for the 2023 tax period.

Regarding to the tax period abovementioned, on April 30, 2025, the former AFIP notified the beginning of an income tax audit.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the former AFIP two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during 2013 through 2017 and 2018 tax periods, respectively, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for 2013 through 2017 tax periods, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). In the absence of a resolution by the tax authorities with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of the second paragraph of the abovementioned section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020).

Regarding to the tax periods mentioned in the previous paragraph, on December 19, 2019, the former AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 to 2017, both inclusive. On October 4, 2021, the former AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and the admission of reimbursement is subject to a court decision.

Regarding to the case for tax period 2018, on March 19, 2025, Court No. 2 resolved to admit the reimbursement claim in favor of the Bank. The former AFIP filed an appeal and on June 3, 2025, the case was transferred to the Prosecutor's Office.

Regarding to the periods 2013 to 2017, on October 8, 2024, the Federal Contentious and Administrative Trial Court No. 8 issued a favorable sentence to the Bank's request, in which it admitted the recovery action for the amount of 4,782,766 plus compensatory interest. The aforementioned court considered that the lack of application of the tax inflation adjustment generated the taxation of a confiscatory income tax in the periods 2013/2017.

On October 16, 2024, the former AFIP appealed the sentence.

On May 27, 2025, Courtroom II of the Federal Contentious and Administrative National Court of Appeals confirmed the first-instance sentence and admitted the reimbursement requested by the Bank for fiscal years 2013 to 2017. In connection with such claim, the former AFIP filed an extraordinary appeal, which was rejected by the Court on June 27, 2025.

On July 4, 2025, the national tax authorities filed a complaint appeal with the Federal Supreme Court of Justice. As of the date of issue of these condensed consolidated interim Financial Statements, the proceedings are in progress in the Court to resolve the complaint.

Reimbursement actions - Banco BMA SAU

Fiscal year 2016 - Banco BMA SAU

On September 19, 2017 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 315,987 (not restated) paid to tax authorities as income tax during 2017 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468, plus the related compensatory interest). In the absence of a resolution by the tax authorities with respect to the abovementioned claim, Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court. Against the original favorable sentence (from 2019), the former AFIP filed an extraordinary federal appeal. The appeal was denied by the Court, which caused the complaint being filed with the Court. On November 7, 2023, that complaint was rejected, leaving the favorable sentence of 2019 firm and confirmed in all its parts. An asset was recognized for the capital plus interest.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On February 15, 2024, a note was submitted to the former AFIP requesting that the favorable sentence be considered fulfilled and the balance in favor of the principal plus interest be credited.

On March 18, 2024, the former AFIP proceeded to recognize the balance in favor of the claimed capital (315,987, not restated) in the Tax Accounts System. For the interest owed by the tax authorities, an immediate release was submitted on April 17, 2024 for the amount of the updated interest (816,473, not restated).

Fiscal year 2017 - Banco BMA SAU

On December 17, 2018 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 251,756 (not restated) paid to tax authorities as income tax during 2017 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468, plus the related compensatory interest). In the absence of a resolution, on April 29, 2019, an appeal for delay was filed with the Federal Administrative Tax Court, which processes the case in a paper file (as opposed to 2018, which is digital).

The tax authorities opportunely responded to the appeal, objecting to the evidence. On August 13, 2019, Banco BMA SAU responded to the notification of opposition to the evidence.

Since March 2020, the processing of paper files has been suspended due to the pandemic. In April 2021, the judicial recess was requested to be authorized because it was an exceptional case, which was rejected. Currently, it has been accumulated with the reimbursement request for the fiscal years 2019-2020, which are in evidence stage.

Fiscal year 2018 - Banco BMA SAU

On May 28, 2019 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 558,439 (not restated) paid to tax authorities as income tax during 2018 tax period, arising from the impossibility to apply the inflation adjustment and other adjustment mechanisms set forth by income tax Law, plus the related compensatory interest (SIGEA [case and file management system] file 19144-3641/2019). In the absence of a resolution by the tax authorities with respect to the abovementioned claim, on November 22, 2019 Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court (EX-2019-104149820 -APN-DTD #JGN).

On April 18, 2023, Banco BMA SAU was notified of the final sentence, which approved the appeal for delay in resolving the reimbursement claim, ordering the former AFIP to return the sum of 558,439 (not restated) plus the applicable interest according to the BCRA's passive rate. The tax authorities subsequently appealed the sentence on the merits and the interest applied.

On May 15, 2025, the Court issued a sentence and rejected the extraordinary appeal filed by the national tax authorities. This milestone confirms the finality of the sentence that invoked the reimbursement claim for an amount of 558,439, to which must be added the accrued interest up to the payment date. Consequently, the Bank recorded a tax credit with a balance of 1,925,692 as of June 30, 2025.

Fiscal years 2019 and 2020 - Banco BMA SAU

On December 29, 2022 Banco BMA SAU filed with the former AFIP a reimbursement action under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 639,325 (not restated) and 965,670 (not restated) paid to tax authorities as income tax during 2019 and 2020 tax periods, respectively, as a result of settling the tax by partially incorporating the inflation adjustment set forth by the Section VI of the income tax Law (according to Decree 824/2019), one sixth (1/6) in accordance with section 194 incorporated by Law 27541 and computing the updated amortizations only for the fix assets and intangibles acquired since January 1, 2018, plus the related compensatory interest. In the absence of a resolution by the tax authorities with respect to the abovementioned claim, on June 5, 2023 Banco BMA SAU filed an appeal for delay with the Federal Administrative Tax Court (EX-2023- 63876605- -APN-SGAI#TFN – in process in Courtroom “B”, Office 6). On September 15, 2023, the tax authorities responded to the appeal for delay and ordered the accumulation of the file with that of 2017 (File No. 49836-I).

Regarding to the tax periods mentioned in the previous paragraph, on May 19, 2023, the former AFIP notified the beginning of an income tax audit, which is in progress.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

22.	COMMISSIONS INCOME

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Performance obligations satisfied at a point in time
Commissions related to obligations	99,912,139	197,322,209	83,874,350	155,497,411
Commissions related to credit cards	77,970,915	129,789,165	47,662,002	93,018,567
Commissions related to insurance	12,799,689	25,780,843	7,880,577	13,880,337
Commissions related to trading and foreign exchange transactions	5,985,226	11,175,043	4,682,351	9,134,361
Commissions related to securities value	5,422,158	13,177,694	5,480,275	10,333,679
Commissions related to loans	4,490,771	7,789,367	5,260,915	6,939,137
Commissions related to financial guarantees granted	314,506	488,731	1,835,636	4,026,630
Performance obligations satisfied over certain time period
Commissions related to credit cards	810,560	1,678,269	625,385	1,289,614
Commissions related to trading and foreign exchange transactions	472,957	939,873	561,461	2,909,152
Commissions related to loans	28,947	59,700	37,049	42,770
Commissions related to obligations	4,605	4,940	337	218
Total	208,212,473	388,205,834	157,900,338	297,071,876

23.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Income from foreign currency exchange	12,744,662	13,024,324	154,580	486,689
Translation of foreign currency assets and liabilities into pesos	9,660,353	16,187,208	35,329,716	167,633,774
Total	22,405,015	29,211,532	35,484,296	168,120,463

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

24.	OTHER OPERATING INCOME

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Services	30,188,550	80,788,093	34,732,117	66,605,141
Adjustments and interest from other receivables	5,706,208	13,328,284	4,471,474	16,775,669
Other receivables from financial intermediation	1,053,898	1,863,617	1,634,190	5,263,238
Adjustments from other receivables with CER clauses	839,485	1,856,289	6,257,395	17,625,868
Other	8,030,232	20,588,511	13,037,589	27,903,432
Total	45,818,373	118,424,794	60,132,765	134,173,348

25.	EMPLOYEE BENEFITS

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Remunerations	127,203,489	246,192,112	130,116,424	281,205,965
Payroll taxes	29,351,341	60,419,670	32,500,062	68,723,792
Compensations and bonuses to employees	16,102,190	38,800,522	22,098,131	49,902,165
Employee services	7,745,043	15,581,202	5,503,332	10,889,836
Total	180,402,063	360,993,506	190,217,949	410,721,758

26.	ADMINISTRATIVE EXPENSES

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Taxes	14,526,445	30,098,150	26,049,998	45,535,981
Maintenance, conservation and repair expenses	13,557,443	26,061,125	15,612,343	31,602,892
Other fees	10,532,596	20,886,486	10,782,933	20,148,637
Security services	10,165,345	20,272,207	8,395,977	15,029,252
Armored truck, documentation and events	8,802,477	18,866,117	9,763,193	18,335,918
Software	8,087,655	16,716,768	4,366,244	8,849,731
Electricity and communications	7,829,045	16,005,818	8,921,180	17,362,200
Advertising and publicity	7,802,175	12,611,730	5,908,880	10,509,269
Fees to directors and syndics	6,711,226	9,192,045	(12,438,308)	7,456,275
Hired administrative services	3,399,276	4,963,402	11,716,575	16,464,079
Representation, travel and transportation	2,032,911	3,747,456	1,836,970	3,085,607
Insurance	1,358,205	2,572,769	1,269,361	1,826,253
Stationery and office supplies	351,956	741,045	601,898	1,199,923
Leases	184,456	677,909	315,832	1,031,708
Other	3,978,086	7,713,932	(984,419)	7,592,338
Total	99,319,297	191,126,959	92,118,657	206,030,063

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

27.	OTHER OPERATING EXPENSES

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Turnover tax	113,887,387	213,612,962	85,947,650	239,350,880
From credit cards	40,293,491	77,791,187	46,693,931	90,747,081
Deposit guarantee fund contributions	3,970,759	8,233,656	3,274,120	6,063,007
Charges for other provisions	3,061,407	5,734,917	4,463,314	10,613,425
Insurance claims	2,656,699	5,151,165	2,216,079	4,081,089
Other adjustments and interests for miscellaneous obligations	1,198,335	2,641,927	21,389,060	24,224,591
Donations	909,356	1,720,643	752,856	1,628,770
Loss from sale or impairment of property, plant and equipment	141,254	221,763	(11,210)	20,969
Loss from sale or impairment of investment properties and other non-financial assets	119,457	119,457
Taxes	46,202	119,278	35,097	89,247
Other	22,211,420	41,890,626	19,014,282	38,422,801
Total	188,495,767	357,237,581	183,775,179	415,241,860

28.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the Statement of Cash Flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Composition	06/30/2025	12/31/2024	06/30/2024	12/31/2023
Cash and deposits in banks	2,497,537,577	3,096,842,960	2,277,332,069	3,015,454,158
Debt securities at fair value through profit or loss	14,934,746	116,475,603		335,241,780
Other debt securities	88,309,340	76,565,231	59,618,920	109,217,635
Loans and other financing	5,970,417	5,941,880	6,355,815	10,131,884
Total	2,606,752,080	3,295,825,674	2,343,306,804	3,470,045,457

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

29.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to June 30, 2025, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the condensed separate interim Financial Statements.

30.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the fiscal year is adjusted, if applicable, by the number of common shares issued or withdrawn during the period, weighted by the number of days those shares have been outstanding. Note 29 provides a breakdown of the changes in the Bank's capital stock.

The calculation of basic earnings per share is provided in the “Earnings per share” table of the condensed consolidated interim income Statement. See also Note 40.

Dividends paid and proposed

Through Communiqué “A” 7984 issued on March 21, 2024 the BCRA established that up to December 31, 2024, financial institutions which had the BCRA’s authorization could distribute up to 60% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in 6 equal, monthly and consecutive installments. The amount of each dividend installment will be paid in constant currency on each payment date.

The Shareholders’ Meeting held on April 12, 2024, approved to distribute cash dividends and/or dividends in kind, in this case measured at market value, for an amount of 401,735,819 (not restated), representing 628.29 pesos per share, subject to prior BCRA authorization. On May 6, 2024, the BCRA authorized this earnings distribution.

On the other hand, according to Communiqué “A” 7997 issued on April 30, 2024, the BCRA established that financial institutions which had the BCRA’s authorization could distribute earnings in 3 equal, monthly and consecutive installments. Additionally, financial institutions must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the Reconstruction of a Free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations. Installments 1, 2 and 3 have been paid on May 22, 2024, June 26, 2024 and July 22, 2024, respectively, for an amount of 161,784,356, 168,541,001 and 176,255,234 (amounts stated in constant currency as of each payment date), respectively.

On April 4, 2025, the Shareholders' Meeting approved to distribute cash dividends and/or in kind, in this case measured at market value, for an amount of 300,000,000 (amount expressed in constant currency as of December 31, 2024), representing 469.18 pesos per share, subject to prior BCRA authorization. On June 4, 2025, the BCRA authorized this earnings distribution.

On the other hand, according to Communiqué “A” 8214 issued on March 13, 2025, the BCRA established that financial institutions which had the BCRA’s authorization could distribute earnings in 10 equal, monthly and consecutive installments. As of June 30, 2025, installment 1 has been paid for an amount of 33,978,991 (amount stated in constant currency as of the payment date). As of the date of issue of these condensed consolidated interim Financial Statements, installment 2 has been paid for an amount of 34,529,086 (amount stated in constant currency as of the payment date).

31.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds a 9.6905% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12955 issued on March 14, 2025.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

According to Communiqué “A” 7985 of the BCRA issued on March 27, 2024, deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine, and which meet the requirements provided for in Presidential Decree No. 540/1995 and other requirements that the regulatory authority may determine from time to time, will be covered up to the amount of 25,000.

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

32.	RESTRICTED ASSETS

As of June 30, 2025 and December 31, 2024, the following Bank’s assets are restricted:

Composition		06/30/2025	12/31/2024
Cash and deposits in banks
•	Fondo de Riesgo Fintech SGR and Alianza SGR – Deposits in other entities (1).	371	4,512
Subtotal cash and deposits in Banks		371	4,512
Debt securities at fair value through profit or loss and Other debt securities
•	Fondo de Riesgo Fintech SGR and Alianza SGR – Debt securities at fair value through profit or loss (1).	52,645,907	45,800,979
•	Discount Bonds in pesos regulated by Argentine Law, maturity 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	1,122,044	2,320,302
•	Discount Bonds in pesos regulated by Argentine Law, maturity 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under CNV Resolution No. 622/2013, as amended.	1,108,915	1,249,150
•	Argentine Treasury Bonds at a discount in pesos adjusted by CER, maturity 12/15/2026 and Argentine Treasury Bills capitalizable in pesos, maturity 05/30/2025, as of June 30, 2025, and Argentine Treasury Bonds in pesos adjusted by CER 4.25%, maturity 02/14/2025, as of December 31, 2024, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831 and supplementary regulations established by CNV Rules (NT 2013, as amended).	29,109	23,362
•	Argentine Treasury Bonds in pesos adjusted by CER 2%, maturity 11/09/2026, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.		427,692
•	Other.	1,811,065	1,649,911
Subtotal Debt securities at fair value through profit or loss and Other debt securities		56,717,040	51,471,396
Other financial assets
•	Interests derived from contributions made as protector partner (2).	30,658,954	31,292,835
•	Fondo de Riesgo Fintech SGR and Alianza SGR – Mutual fund shares (1).	4,132,187	4,714,942
•	Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under CNV Resolution No. 622/2013, as amended.	1,453,036	1,364,232
•	Sundry debtors – other.	890,117	1,052,652
•	Sundry debtors – attachment within the scope of the claim filed by the DGR of the CABA for turnover tax differences.	827	952
Subtotal Other financial assets		37,135,121	38,425,613
Loans and other financing
•	Fondo de Riesgo Fintech SGR and Alianza SGR – Loans and other financing (1).	5,180,907	1,408,565
Subtotal Loans and other financing		5,180,907	1,408,565

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)	06/30/2025	12/31/2024
Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	160,294,716	159,519,730
• Guarantee deposits related to credit and debit card transactions.	80,481,636	78,627,754
• For securities forward contracts.		26,508,729
• Other guarantee deposits.	41,926,511	19,749,056
Subtotal Financial assets delivered as guarantee	282,702,863	284,405,269
Other non-financial assets
• Fondo de Riesgo Fintech SGR and Alianza SGR – Other non-financial assets (1).	38,008	25,241
Subtotal Other non-financial assets	38,008	25,241
Total	381,774,310	375,740,596

(1)	According to Law 24467, as amended, and Fintech SGR by-laws and Alianza SGR by-laws, these entities have a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)	As of June 30, 2025 and December 31, 2024 it is related to the risk fund Fintech SGR, Alianza SGR and Innova SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

33.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

33.1	Financial trusts for investment purposes

They are mainly composed of prepayments towards the placement price of provisional trust securities of financial trusts under public and private offering (Confibono and Secubono). The assets managed by these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once the trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon compensation. If after making the best efforts such trust securities cannot be placed, the Bank will retain the definitive trust securities for itself.

Additionally, the portfolio of financial trusts for investment purposes is completed with definitive trust securities of financial trusts in public and private offering (Payway Cobro Acelerado, Secubono, Red Surcos and Megabono Crédito) and certificates of participation (Arfintech).

As of June 30, 2025 and December 31, 2024, debt securities and certificates of participation in financial trusts for investment purposes, amounted to 7,788,295 and 5,748,080, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

33.2	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities whose collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

As of June 30, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 4,017 and 6,008, respectively.

33.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of June 30, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by Banco Macro SA and Macro Fiducia SAU, amounted to 4,825,319 and 5,446,919, respectively.

33.4	Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements,

-	promoting the production development of the private economic sector at a provincial level,

-	being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of June 30, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 215,972,868 and 109,316,103, respectively.

34.	COMPLIANCE WITH CNV REGULATIONS

34.1	Compliance with CNV regulations to act in the different agent categories defined by the CNV:

34.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) – Depositary Company, Clearing and Settlement Agent and Trading Agent – comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of authorized companies to guarantee capital market instruments”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Additionally, the Bank’s shareholders’ equity as of June 30, 2025 stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 2,975,146,031 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 32 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

34.1.2	Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered under the following categories: ALyC y AN – Integral, Mutual Investment Funds Placement and Distribution Agent (ACyD FCI, for its acronym in Spanish) and Comprehensive Mutual Investment Funds Placement and Distribution Agent (ACyDI FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of June 30, 2025 stated in UVAs amounted to 82,470,970 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as ACyD FCI and ACyDI FCI an amount of 163,500 UVAs will be added to minimum shareholder’s equity.

34.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Agent for the Administration of Collective Investment Products of Mutual Funds (AA PIC FCI, for its acronym in Spanish).

Additionally, the shareholders’ equity of this company as of June 30, 2025 stated in UVAs amounted to 17,070,455 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

34.1.4	Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such company is registered as Financial Trustee Agent and Non-Financial Trustee Agent.

Additionally, the shareholders’ equity of such company as of June 30, 2025 stated in UVAs amounted to 1,037,044 and exceeds the minimum amount required by such regulation established in 950,000 UVAs. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

34.1.5	Operations of Macro Agro SAU (formerly known as Comercio Interior SAU)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, this company is registered as Clearing and Settlement Agent – Agroindustrial (ALyC I AGRO, for its acronym in Spanish).

Additionally, the shareholders’ equity of such company as of June 30, 2025 stated in UVAs amounted to 1,600,434 and exceeds the minimum amount required by such General Resolution established in 1,175,000 UVAs. The minimum statutory guarantee account required a minimum of 40% of the minimum amount of shareholders’ equity and it is integrated with stock holding balances.

34.1.6	Operations of BMA Asset Management SGFCISA (formerly known as Itaú Asset Management SA)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, this company is registered as AA PIC FCI.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Additionally, the shareholders’ equity of such company as of June 30, 2025 stated in UVAs amounted to 1,853,506 and exceeds the minimum amount required by such General Resolution established in 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares.

34.1.7	Operations of BMA Valores SA (formerly known as Itaú Valores SA)

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, this company is registered as Clearing and Settlement Agent and Comprehensive Mutual Investment Funds Placement and Distribution Agent (ALyC, AN - Integral and ACyDI FCI, for their acronyms in Spanish).

Additionally, the shareholders’ equity of such company as of June 30, 2025 stated in UVAs amounted to 4,278,930 and exceeds the minimum amount required by such General Resolution established in 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as ACyDI FCI an amount of 163,500 UVAs will be added to minimum shareholder’s equity.

34.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support in digital format is stored in CD rom, DVD rom and the Bank’s own servers.

34.3	As depositary of mutual funds

As of June 30, 2025 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	2,730,854,349	51,548,326
Argenfunds Abierto Pymes II	8,558,787,378	11,744,052
Argenfunds Ahorro Pesos	60,066,954	6,987,725
Argenfunds Financiamiento Pesos	100,000	98
Argenfunds Gestión Pesos	5,388,471,843	9,459,168
Argenfunds Infraestructura	4,573,244,689	5,560,802
Argenfunds Inversión Dólares	80,226	97,025
Argenfunds Inversión Pesos	26,215,271,747	26,488,499
Argenfunds Liquidez	16,014,764,351	148,643,376
Argenfunds Liquidez Dólares	709,384	851,073
Argenfunds Renta Argentina	379,891,885	48,616,850
Argenfunds Renta Balanceada	74,987,665	5,489,093
Argenfunds Renta Capital	3,982,119	5,195,991
Argenfunds Renta Crecimiento	898	1,043
Argenfunds Renta Dinámica	172,889,544,988	64,413,710
Argenfunds Renta Fija	6,849,241	683,257

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Funds (contd.)	Number of shares	Equity
Argenfunds Renta Fija II	31,350,749,234	38,513,091
Argenfunds Renta Flexible	46,040,329	1,408,564
Argenfunds Renta Global	7,268,388	131,205
Argenfunds Renta Mixta	2,641,658,557	37,014,516
Argenfunds Renta Mixta Plus	1,030,285	1,206,932
Argenfunds Renta Pesos	27,462,993	3,437,853
Argenfunds Renta Total	568,371,479	3,952,580
Argenfunds Renta Variable	2,626,232,879	1,590,851
Argenfunds Retorno Absoluto	93,601,967	2,104,576
Pionero Acciones	34,518,372	39,634,275
Pionero Acciones Argentinas	27,473	7,072,865
Pionero Acciones Plus	9,175,638	1,918,049
Pionero Ahorro Dólares Plus	103,045,157	121,514,165
Pionero Ahorro Dólares	56,587,192	69,128,663
Pionero Ahorro Max	179,974,512	15,970,026
Pionero Argentina Bicentenario	411,654,410	18,756,420
Pionero Capital	5,116,407,193	22,147,566
Pionero Capital Plus	60,070,689	4,112,085
Pionero Crecimiento	2,418,461,631	20,278,167
Pionero Desarrollo	10,997,483,559	117,724,453
Pionero Dólar Dinámico	31,402,547	37,539,552
Pionero Empresas FCI Abierto Pymes	467,030,500	25,550,407
Pionero FF	168,518,552	30,210,725
Pionero Gestión	2,661,314,554	72,119,357
Pionero Fondo Común de Inversión Abierto para el Financiamiento de la Infraestructura y la Economía Real	704,429,333	3,236,558
Pionero Inversión Dólares	10,916,311	14,063,221
Pionero Moneda	6,144,516,447	6,792,211
Pionero Money Market Dólares	269,992,357	324,714,304
Pionero Multiestrategia Mix	100,000	166
Pionero Multiestrategia Plus	100,000	166
Pionero Patrimonio I	110,114,392,903	164,718,243
Pionero Performance	212	100
Pionero Performance II	50,038	2,115
Pionero Performance III	666	99
Pionero Pesos	5,460,569,255	422,249,576
Pionero Pesos Plus	45,722,257,102	2,069,383,498
Pionero Pesos Plus II	1,328,925,398	241,815,158
Pionero Premium	605,720,857	2,273,655
Pionero Recovery	3,802,075,206	7,142,840
Pionero Renta	18,553,633	21,536,478
Pionero Renta Ahorro	822,012,790	157,160,892
Pionero Renta Ahorro Plus	604,139,521	27,636,177
Pionero Renta Balanceado	6,626,182,377	64,882,684
Pionero Renta Crecimiento	11,987,197	17,640,205
Pionero Renta Dólar Estrategia	11,144,582	15,874,540

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Funds (contd.)	Number of shares	Equity
Pionero Renta Dólares	17,948,779	24,667,926
Pionero Renta Dólares Plus	6,400,709	12,963,862
Pionero Renta Estratégico	504,615,001	26,977,844
Pionero Renta Fija Dólares	28,770,284	58,102,963
Pionero Renta Global	38,525,860	6,466,645
Pionero Renta Mixta I	370,787,807	22,358,884
Pionero Renta Pesos	59,998,686	7,487,568
Pionero Retorno	7,851,544,078	12,555,641
Pionero Retorno Total	117,572,620	9,407,252

35.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2025 are listed below, indicating the amounts as of month-end of the related items:

Items	06/30/2025
Cash and deposits in banks
Amounts in BCRA accounts	1,448,084,378
Other debt securities
Government securities computable for the minimum cash requirements	1,364,401,900
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	160,294,716
Total	2,972,780,994

36.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their Financial Statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

There follows a description of the situation of Banco Macro SA as of June 30, 2025:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

Status: on 04/07/2016, the Bank filed the defenses and evidence on the BCRA. On 05/18/2016 the Bank requested, on behalf of the person who was acting as Vice Chairman of the Bank when this summary proceeding was initiated, the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). The fine imposed on the person who was acting as Chairman of the Bank when this summary proceeding was initiated, was abrogated due to his passing. On 02/09/2023 the CNACAF issued a sentence, dismissing the direct appeals, with cost. For this reason, the Bank filed an Extraordinary Federal Appeal, which was granted for the federal law interpretation but rejected on the grounds of alleged arbitrariness. On 04/20/2023, the corresponding complaint appeal was filed against the rejection for the alleged arbitrariness, which is under study with the Federal Supreme Court of Justice (CSJN, for its acronym in Spanish). On 10/08/2024, the CSJN rejected the complaint appeal, upholding the Court's sentence that rejected the Direct Appeal filed by the Bank and the Directors.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: supposed noncompliance with article 1 sections e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9, 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Proceeding filed against: Banco Macro SA, Foreign Trade Team Leader, Regular Head of Foreign Exchange Control, Banking Transactions Manager and Compliance Manager.

Status: on 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsible parties who, on 03/25/2022, filed an appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Federal Court in Economic and Criminal Matters, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. On 04/04/2023, the Bank filed a Defense Statement, being closed the evidence stage. The BCRA decided to maintain the charges and raised the case to the Economic Criminal Court, where the Economic Criminal Court No. 1 was selected. On 06/23/2025, the Court issued a sentence, acquitting Banco Macro SA and all the accused individuals from all guilt and charges. This sentence was notified to both the responsible parties and the Public Prosecutor's Office on 06/24/2025, leaving it as final sentence.

Criminal foreign exchange summary proceedings: No. 8062 dated 08/08/2023.

Reason: alleged infringements of Criminal Foreign Exchange Law, section 1(e) and (f), as well as points 1.2, 3.6.2, 3.16.1, 5.3, 10.4.2.4 and 10.4.2.5 of the Revised Text on Foreign Exchange Matters. On 03/15/2024, the BCRA dismiss the previous defenses performed by the responsible parties. Against this, on 03/20/2024, they filed an appeal and a nullity request, for its resolution in court, which were rejected because the Court in Economic and Criminal Matters considered that the resolutions issued by the BCRA during the summary investigation are not appealable.

Proceeding filed against: Banco Macro SA, Trade Team Leader, Regular Head of Foreign Exchange Control, Banking Transactions Manager and Compliance Manager.

Status: the case is in evidence production stage (the production of evidence was notified by the BCRA on 10/03/2024). As of the date of issuance of these condensed consolidated interim Financial Statements, the BCRA is still pending to close the evidence stage and place the file for arguments.

File: No. 7810.

Reason: alleged breach in exchange matters, 1 operation in 2018 and 12 operations in 2020.

Proceeding filed against: Banco Itaú Argentina SA, General Manager of former Banco BMA SAU, 1 member of the Board of Directors, Regular Head of Foreign Exchange Control, Alternate Head of Foreign Exchange Control, Transactions Manager and Head of Foreign Trade.

Status: on October 25, 2022, former Banco BMA SAU filed their defenses. On April 20, 2023, the BCRA ordered the opening of the evidence stage. On May 6, 2024, the BCRA resolved to close the evidence stage. On May 13, 2024, each of the defendants lodged their memorials. On March 27, 2025, the BCRA decided to send the summary proceedings to the National Court of Appeals in Economic Criminal Matters. The case was assigned to Economic Criminal Court No. 10, Secretariat No. 20.

Additionally, there are pending summary proceedings with the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

Proceeding filed against: Banco Macro SA, 10 members of the Board of Directors, 3 regular members of the Statutory Audit Committee and the person in charge of market relations.

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts were investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the National Court of Appeals in Federal Civil and Commercial Matters (CNACAF, for its acronym in Spanish), under the file number 14633/2021. On 08/10/2023, the Court considered the notice sent to the Argentine Government’s legal counsel. On 02/20/2024, the Court resolved to revoke the appealed resolution, declaring the sanctioning action extinguished for having infringed the guarantee of reasonable period and due process, with costs to the defeated party. On 03/06/2024 the CNV brought an Extraordinary Federal Appeal, which was answered on 07/04/2024 requesting its dismissal and answering the grievances in subsidy. On 09/05/2024, the Courtroom II of the Federal Civil and Commercial Court decided to deny the extraordinary appeal filed. On 09/12/2024, the CNV filed a complaint appeal against the denial of the Extraordinary Federal Appeal. The file is currently being processed in the CSJN.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged noncompliance with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Proceeding filed against: Banco Macro SA and 11 members of the Board of Directors.

Status: On 10/02/2019, Banco Macro SA and the individuals subject to summary proceedings were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social, preventive and mandatory lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of one of the Directors was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No. 100889/15 – Banco Macro SA, Financial Summary Proceeding No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending with the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceeding; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to this summary proceeding. On 08/18/2021, it was resolved to set the case for the production of evidence. On 05/05/2022 the evidence stage was closed and the actions were put to pledge, and on 07/13/2022 it moved to the stage of preparation of the final report. On 08/30/2024 the Legal Matters Management issued a verdict analyzing the legality of the proceedings, emphasizing the lack of a quorum in the Advisory Council, which allows the President of the UIF to make decisions without its intervention. It was concluded that, despite material errors corrected, there are no legal objections to continue with the administrative procedure, emphasizing the importance of the UIF in the prevention of financial crimes. On 09/17/2024, the UIF resolved to reject the Bank's defenses and impose a fine for a total amount of 400 on Banco Macro SA and a fine for a total amount of 400 on several of its directors for noncompliance with the regulations for the anti-money laundering and terrorist financing. On 10/30/2024, a direct appeal was filed with the CNACF against Resolution No. RESAP-2024-13-APN-UIF#MJ, which is being processed in Chamber I of the aforementioned Court of Appeals, under the file “BANCO MACRO SA Y OTROS c/ UIF (EX 379/15 - RESOL 13/24) s/CODIGO PENAL - LEY 25246 - DTO 290/07 ART 25” (File No. 18631/2024). On 12/17/2024, the Court served notice on the Prosecutor, who issued his verdict on 02/11/2025 verifying that the direct appeals were filed on time. On 02/24/2025, the transfer of the appeals to the UIF was ordered for a period of 30 days. On this matter, on 03/11/2025 the UIF was notified of the transfer. On 04/24/2025, the UIF responded to the direct appeal filed, requesting its rejection and the confirmation of the fine.

Although the penalties described above do not involve material amounts, as of the date of issuance of these condensed consolidated interim Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned judicial proceedings.

37.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 06/30/2025	06/30/2025	12/31/2024
Subordinated Resettable – Class A	USD 400,000,000	(1)	USD 400,000,000	481,481,261	480,731,712
Non-subordinated – Class G	USD 400,000,000	(2)	USD 400,000,000	464,512,522
Non-subordinated – Series XXXII	1,000,000	(3)	1,000,000	17,812,496	17,022,561
Total				963,806,279	497,754,273

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On April 26, 2016, the General Regular Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General Regular and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Directors resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, Class A, at a fixed rate of 6.75% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

The reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity. On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On June 23, 2025, under the abovementioned Global Program, the Bank issued Class G Corporate Bonds in US dollars at a fixed rate of 8%, fully amortizable upon maturity (June 23, 2029) for a face value of USD 400.000.000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated April 14, 2025. Interest is paid semiannually on June 23 and December 23 of every year.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem Class G Corporate Bonds in full, but not partially, respecting current regulations regarding equal treatment among investors. The Bank intends to use the funds arising from this issue in accordance with Corporate Bonds Law and BCRA regulations. These purposes are as follows:

a)	Payment and/or refinancing of existing debt.

b)	Investments in fixed assets located in Argentina.

c)	Working capital in Argentina.

d)	Acquisition of companies or businesses located in Argentina.

e)	Capital contributions and/or financing of commercial activities of some of its subsidiaries or related companies.

f)	General financing needs related to its commercial activity.

Additionally, on July 29, 2025, the Bank offered for subscription additional Class G simple corporate bonds (not convertible into shares), with the same characteristics previously described, for a face value of USD 200,000,000. As a result of this offering, on August 4, 2025, the Bank issued and settled corporate bonds for a face value of USD 130,000,000.

As of the date of issuance of these condensed consolidated interim Financial Statements, the total face value of Class G corporate bonds amounts to USD 530,000,000.

(3)	On February 29, 2008, the shareholders’ meeting of former Banco BMA SAU, now merged with Banco Macro SA, approved the presentation of a program for the issuance and placement of corporate bonds for USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the Board of Directors of the CNV authorized through resolution No. 15869 the entry of Banco Itaú Argentina SA into public offering regime through the issuance of corporate bonds for up to an amount of USD 250,000,000 or its equivalent in other currencies. On April 30, 2008, the CNV approved the Program Prospectus.

On March 9, 2013, the shareholders’ meeting of former Banco BMA SAU resolved to extend the amount of the Corporate Bonds Program up to USD 350,000,000 or its equivalent in other currencies. On May 23, 2018, the CNV approved through resolution No. 19527 the increase in the amount and the extension of the Program.

On March 14, 2022, under the abovementioned Program, former Banco BMA SAU issued non-subordinated corporate bonds Series XXXII at a fixed rate of 2.78% plus UVA adjustment, fully amortizable upon maturity (August 18, 2025). Interest is paid quarterly, in arrears.

As of the date of issuance of these condensed consolidated interim Financial Statements, Series XXXII corporate bonds have been fully paid.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

38.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of June 30, 2025 and December 31, 2024, is as follows:

Composition	06/30/2025	12/31/2024
Custody of government and private securities and other assets held by third parties	11,074,345,173	12,375,230,183
Preferred and other collaterals received from customers (1)	2,762,750,932	2,165,373,299
Outstanding checks not yet paid	298,264,201	291,343,668
Checks already deposited and pending clearance	259,167,616	208,394,204

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

39.	TAX AND OTHER CLAIMS

39.1	Tax claims

The former AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	Former AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The former AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

On 09/02/2024, the National Tax Court issued a sentence against the Bank’s interests, with costs at its expense. On 09/16/2024, a limited review and appeal request was filed with the Federal Administrative Contentious Court, which was initiated on 09/23/2024 and is pending elevation and, therefore, resolution. As a consequence of the above, on 09/23/2024 the Bank promoted an autonomous cautionary action, requesting the intervening Judge to order the former AFIP to suspend the coercive claim until the final resolution of the substantive issue, currently with a pending appeal request in the Court. The aforementioned cautionary action is being processed in the Federal Administrative Contentious Court No. 12, under file No. 16201/2024.

On 05/22/2025, the Courtroom III of the Court issued a sentence confirming the cautionary action in favor of the Entity. However, the former AFIP filed an extraordinary appeal, which was rejected by the Court in a sentence of 07/03/2025. Finally, the former AFIP filed a direct complaint appeal with the CSJN, which is pending resolution.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its tax advisors and legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

39.2	Other claims

The Bank registered actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed in these consolidated Financial Statements.

40.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the shareholders’ meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Entities of the BCRA approved it.

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserve for future distribution of earnings, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of June 30, 2025 was 167,045,615 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1 (COn1) ordinary capital, net of deductible items (CDCOn1).

According to Communiqué “A” 8214, the BCRA established that up to December 31, 2025, financial institutions which have the prior BCRA’s authorization will be allowed to distribute earnings up to 60% of the amount that would have corresponded in ten equal, monthly and consecutive installments (from June 30, 2025 and no earlier than the penultimate working day of the following months). Moreover, the BCRA established that the calculation of the items to determine the distributable earnings, as well as the amount of the installments, must be stated in constant currency as of the date of the meeting or the date of payment of each installment, as applicable. Subsequently, through Communiqué “A” 8235, the BCRA established that financial institutions that resolve to distribute earnings within the framework of what is expected by the Communiqué "A” 8214, must grant the option to each non-resident shareholder to receive their dividends –totally or partially– in a single cash installment as long as those funds are applied directly to the primary subscription of Bonds for the Reconstruction of a Free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to CNV General Resolution No. 622, the shareholders’ meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

Moreover, the Regular Shareholders’ Meeting of Banco Macro SA held on April 4, 2025 decided to applied the unappropriated retained earnings for an amount of 314,113,791 (not restated) as follows (the figures mentioned below are stated in constant currency as of December 31, 2024):

a)	62,524,570 to the Legal Reserve;

b)	6,926,474 to the Personal Asset Tax on Business Companies; and

c)	244,662,747 to the Optional Reserve for Future Distribution of Earnings.

In addition, as it is mentioned in Note 30, the aforementioned Shareholders decided to partially apply the Optional Reserve for Future Distribution of Earnings, in order to allocate up to the amount of 300,000,000 (figure stated in constant currency as of December 31, 2024) to the payment of a cash dividend and/or dividend in kind subject to prior authorization from the BCRA. On June 4, 2025, the BCRA authorized this earnings distribution. See also Note 30.

41.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, the activities of Banco Macro SA are governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA, and is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 7465 - Financial Entities Corporate Governance Guidelines. Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in Note 44 to the consolidated Financial Statements as of December 31, 2024, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of June 2025, along with its integration (computable equity liability) as of the end of such month:

Item	06/30/2025
Minimum capital requirements	1,147,519,388
Computable equity	4,281,913,416
Capital surplus	3,134,394,028

42.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

In the last years, the argentine financial market has observed a prolonged period of volatility in the prices of public and private financial instruments, including a significant increase of country risk, the strong devaluation of the argentine peso, the acceleration of the inflation rate (see Note 3, section "Unit of measurement") and the rising interest rates.

On December 10, 2023, the new authorities of the argentine National Government took office and issued a series of emergency measures within the framework of an economic policy proposal that, among its main objectives, pursues the elimination of the fiscal deficit on the basis of reducing primary public spending of both the Nation and the Provinces, and the resizing of the Federal Government’s structure, eliminating subsidies and transfers.

As soon as the new administration took office, it adopted measures aimed at normalizing the exchange and financial markets. On the one hand, the devaluation of the peso in the official exchange market -used mainly for foreign trade- close to 55%, together with a complete reconsideration of monetary and fiscal policies, has allowed to begin to reverse the gap between the values of currencies in the official and free exchange markets (stock market operations) from its maximum of 200% during the last quarter of 2023. On April 11, 2025, the argentine National Government announced a series of measures aimed at easing regulations related to access to the foreign exchange market. Among other modifications, these measures include the establishment of floating bands (between Ps. 1,000 and Ps. 1,400, range to be updated at a rate of 1% per month) within which the dollar exchange rate in the foreign exchange market may fluctuate, and the elimination of foreign exchange restrictions applicable to individuals, including the limit of access to the foreign exchange market for up to USD 200 per month. As of the date of issuance of these condensed consolidated interim Financial Statements, the mentioned gap between the values of currencies in the official and free exchange markets arises to 1%.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 44)

(Figures stated in thousands of pesos in constant currency)

On the other hand, the National Government and the BCRA reformulated monetary and financial policies to drastically reduce the known as quasi-fiscal deficit. The debt exchange of the BCRA with the banks, including puts on government securities held by financial institutions, and their transfer to the National Treasury, together with the fiscal cash surplus obtained by the Nation and the renewal of the debt services denominated in pesos, allowed to significantly absorb the excess of money in the economy and, in this way, reduce both inflation (6.01% during the second quarter of 2025) and nominal interest rates.

In relation to national public debt, various voluntary exchanges at local level and the agreements reached regarding commitments with the Paris Club and the International Monetary Fund (IMF), allowed the country to avoid arrears and the BCRA to advance in the normalization of foreign commercial debt and, more recently, to accumulate international reserves from the external trade surplus and the Assets Regularization Regime contemplated in Law 27743. On April 11, 2025, the IMF Executive Board approved a program of Extended Fund Facility (EFF) for a total amount of approximately USD 20 billion, also approving an immediate initial disbursement of USD 12 billion and an additional disbursement of USD 2 billion completed during August 2025. Additionally, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under respective multi-year programs amounting to USD 12 billion (of which USD 1.5 billion will be deposited immediately) and USD 10 billion, respectively.

On a broader level, the National Government's program includes reforms to both the economic framework and other areas of government work. On December 20, 2023, through Decree of Necessity and Urgency No. 70/2023, a significant number of reforms were established in a large number of areas, some of which were challenged in the Justice by the affected sectors, presenting protections and unconstitutionality requests to stop their application. Subsequently, part of what was challenged was incorporated into other initiatives that were approved by Congress and promulgated by the National Executive Branch. On July 8, 2024, Law No. 27742 was published in the Official Gazette and promulgated by the National Executive Branch through Decree No. 592/2024 and includes among its points delegation of powers to the National Executive Branch, tax, labor and social security reforms, among others.

Although the argentine macroeconomic and financial environment has evolved favorably in the last months, a certain slowness and heterogeneity in the recovery of the activity level in the country and a relatively uncertain international context, require permanent monitoring of the situation by the Bank's Management in order to identify those issues that may impact its patrimonial and financial position, which may be appropriate to reflect in the Financial Statements of future periods.

43.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed consolidated interim Financial Statements.

44.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

60	Jorge Pablo Brito Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	06/30/2025	12/31/2024
In normal situation	3,161,435,898	2,008,493,541
With senior “A” collateral and counter-collateral	107,642,916	101,964,952
With senior “B” collateral and counter-collateral	224,333,137	185,257,546
Without senior collateral or counter-collateral	2,829,459,845	1,721,271,043
Subject to special monitoring	3,344,565	3,512,395
In observation
With senior “B” collateral and counter-collateral	3,344,565	3,512,395
With high risk of insolvency	4,617,887	5,945,368
With senior “B” collateral and counter-collateral	4,151,459	5,274,560
Without senior collateral or counter-collateral	466,428	670,808
Irrecoverable	11,883,726	11,912,132
With senior “B” collateral and counter-collateral	5,383,625	5,357,893
Without senior collateral or counter-collateral	6,500,101	6,554,239
Subtotal commercial	3,181,282,076	2,029,863,436

61	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	06/30/2025	12/31/2024
Performing	6,211,062,205	4,970,755,626
With senior “A” collateral and counter-collateral	429,668,739	379,719,971
With senior “B” collateral and counter-collateral	455,712,202	284,924,206
Without senior collateral or counter-collateral	5,325,681,264	4,306,111,449
Low risk	170,210,210	55,484,553
With senior “A” collateral and counter-collateral	5,505,367	1,073,744
With senior “B” collateral and counter-collateral	5,940,013	3,490,498
Without senior collateral or counter-collateral	158,764,830	50,920,311
Low risk - in special treatment	1,413,062	522,048
With senior “B” collateral and counter-collateral	1,170
Without senior collateral or counter-collateral	1,411,892	522,048
Medium risk	108,388,390	37,948,803
With senior “A” collateral and counter-collateral	2,155,957	194,468
With senior “B” collateral and counter-collateral	655,605	757,924
Without senior collateral or counter-collateral	105,576,828	36,996,411
High risk	53,826,642	26,131,722
With senior “A” collateral and counter-collateral	226,589	263,941
With senior “B” collateral and counter-collateral	945,275	171,951
Without senior collateral or counter-collateral	52,654,778	25,695,830
Irrecoverable	22,328,164	9,212,999
With senior “A” collateral and counter-collateral	68,732	3,108
With senior “B” collateral and counter-collateral	482,107	570,555
Without senior collateral or counter-collateral	21,777,325	8,639,336
Subtotal consumer and mortgage	6,567,228,673	5,100,055,751
Total	9,748,510,749	7,129,919,187

62	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim Statements of financial position is listed below.

	06/30/2025	12/31/2024
Loans and other financing	9,239,741,366	6,677,556,272
Added:
Allowances for loans and other financing	273,323,684	141,955,874
Adjustment amortized cost and fair value	8,807,187	17,799,811
Debt securities of financial trust - Measured at amortized cost	3,987,066	1,508,473
Corporate bonds	5,909,113	7,288,626
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(4,872,137)	(2,303,450)
Guarantees provided and contingent liabilities	221,614,470	286,113,581
Total computable items	9,748,510,749	7,129,919,187

63	Jorge Pablo Brito Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	06/30/2025		12/31/2024
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	1,011,902,560	10.38	596,240,322	8.36
50 next largest customers	1,116,879,192	11.46	627,250,275	8.80
100 next largest customers	480,510,427	4.93	365,105,340	5.12
Other customers	7,139,218,570	73.23	5,541,323,250	77.72
Total (1)	9,748,510,749	100.00	7,129,919,187	100.00

(1)	See reconciliation in Exhibit B.

64	Jorge Pablo Brito Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector	1,220	26,579,808	15,028,114	23,666,006	37,338,659	37,826,073	21,576,455	162,016,335
Financial sector		85,975,707	10,300,935	3,385,995	7,791,686	8,436,722	3,814,580	119,705,625
Non-financial private sector and foreign residents	92,990,533	3,533,173,535	1,396,040,893	1,401,216,753	1,636,894,377	1,804,771,014	2,207,620,961	12,072,708,066
Total	92,991,753	3,645,729,050	1,421,369,942	1,428,268,754	1,682,024,722	1,851,033,809	2,233,011,996	12,354,430,026

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector		5,889,429	14,786,398	15,297,715	37,281,130	39,844,644		113,099,316
Financial sector		72,004,453	202,099	279,796	9,649,243	1,827,410	4,468	83,967,469
Non-financial private sector and foreign residents	38,805,316	2,530,638,667	950,621,149	1,106,493,417	1,292,181,179	1,422,912,802	1,528,414,860	8,870,067,390
Total	38,805,316	2,608,532,549	965,609,646	1,122,070,928	1,339,111,552	1,464,584,856	1,528,419,328	9,067,134,175

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

65	Jorge Pablo Brito Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	Difference for conversion	Of the period	At the end	Residual value at the end of the period
Cost
Real property	822,866,500	50	2,631,201	1,009,464	1,777,816		111,183,673	(3,760)	162,564		9,033,175	120,050,524	706,215,529
Furniture and facilities	122,730,477	10	1,876,479	492	9,334,061	246	62,414,834	(218)	66	65	6,101,236	68,515,851	65,424,920
Machinery and equipment	132,372,328	5	7,401,695	6,502	43,856	1,697	66,224,977	(2,659)	6,502	(1,163)	12,203,812	78,418,465	61,394,609
Vehicles	28,802,065	5	1,152,562	1,236,952	(9,281)	249	21,332,621	2,659	1,033,115	(619)	1,540,817	21,842,363	6,866,280
Other	51,004	3				(1,134)	19,534			2,136	5,080	26,750	23,120
Work in progress	37,286,397		19,911,698		(11,420,164)								45,777,931
Right of use real property	80,360,737	5	6,753,746	102,290		6,832	61,445,603		102,290	5,379	4,974,918	66,323,610	20,695,415
Right of use furniture	8,092,755	5	225,864				2,639,791				947,655	3,587,446	4,731,173
Total property, plant and equipment	1,232,562,263		39,953,245	2,355,700	(273,712)	7,890	325,261,033	(3,978)	1,304,537	5,798	34,806,693	358,765,009	911,128,977

(1)	During fiscal year 2025, transfers were made to Non-current assets held for sale.

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	Difference for conversion	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	843,953,843	50	9,690,712	37,960,646	7,182,591		130,443,134	20,049	43,036,644		23,757,134	111,183,673	711,682,827
Furniture and facilities	149,542,719	10	3,908,844	34,647,028	3,927,843	(1,901)	85,497,964	(491)	33,218,163	(289)	10,135,813	62,414,834	60,315,643
Machinery and equipment	245,592,059	5	27,663,318	141,682,032	880,621	(81,638)	184,304,963	(1,536)	141,157,455	(15,320)	23,094,325	66,224,977	66,147,351
Vehicles	27,879,905	5	3,205,893	2,247,120		(36,613)	19,699,926		1,461,092	(10,206)	3,103,993	21,332,621	7,469,444
Other	18,791,511	3	3,029	18,706,578		(36,958)	18,601,125		18,594,517	(5,193)	18,119	19,534	31,470
Work in progress	21,421,306		27,342,804	359,984	(11,117,729)								37,286,397
Right of use real property	87,596,350	5	12,039,516	17,281,170	(1,847,811)	(146,148)	67,152,206	(986,627)	16,532,397	(26,778)	11,839,199	61,445,603	18,915,134
Right of use furniture	6,244,944	5			1,847,811		1,073,915	986,628			579,248	2,639,791	5,452,964
Total property, plant and equipment	1,401,022,637		83,854,116	252,884,558	873,326	(303,258)	506,773,233	18,023	254,000,268	(57,786)	72,527,831	325,261,033	907,301,230

(1)	During fiscal year 2024, transfers were made to Non-current assets held for sale.

66	Jorge Pablo Brito Chairperson

EXHIBIT F
(continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	3,095,649	50					595,134			30,431	625,565	2,470,084
Other investment properties	80,160,249	50	3,117,609	408,571	175,964	307	4,256,827	(162)	408,534	1,480,405	5,328,536	77,717,022
Total investment property	83,255,898		3,117,609	408,571	175,964	307	4,851,961	(162)	408,534	1,510,836	5,954,101	80,187,106

(1)	During fiscal year 2025, transfers were made to Non-current assets held for sale.

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

							Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	3,095,650	50			(1)		534,868			60,266	595,134	2,500,515
Other investment properties	73,712,911	50	7,469,063	1,019,346	1	(2,380)	3,551,060	8,962	1,041,083	1,737,888	4,256,827	75,903,422
Total investment property	76,808,561		7,469,063	1,019,346		(2,380)	4,085,928	8,962	1,041,083	1,798,154	4,851,961	78,403,937

(1)	During fiscal year 2024, transfers were made to Non-current assets held for sale.

67	Jorge Pablo Brito Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	83,811,463	5	7,003,666			57,175,975			8,011,400	65,187,375	25,627,754
Other intangible assets	333,366,690	5	33,463,451	133		190,261,901	1	133	34,175,945	224,437,714	142,392,294
Total intangible assets	417,178,153		40,467,117	133		247,437,876	1	133	42,187,345	289,625,089	168,020,048

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	110,704,236	5	8,753,374	60,315,753	24,669,606	76,625,165	25,730,238	59,348,850	14,169,422	57,175,975	26,635,488
Other intangible assets	487,966,984	5	61,893,237	191,848,242	(24,645,289)	333,638,922	(24,743,342)	189,133,780	70,500,101	190,261,901	143,104,789
Total intangible assets	598,671,220		70,646,611	252,163,995	24,317	410,264,087	986,896	248,482,630	84,669,523	247,437,876	169,740,277

68	Jorge Pablo Brito Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	06/30/2025		12/31/2024
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,654,292,467	15.58	1,437,389,374	14.83
50 next largest customers	956,540,699	9.01	1,156,015,802	11.92
100 next largest customers	497,743,987	4.69	406,343,499	4.19
Other customers	7,506,518,767	70.72	6,694,529,056	69.06
Total	10,615,095,920	100.00	9,694,277,731	100.00

69	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	9,693,291,787	600,152,858	331,306,977	78,786,280	4,196,112	188,712	10,707,922,726
From the non-financial public sector	790,204,908	20,257,357	72,378,580	621,514			883,462,359
From the financial sector	13,440,618						13,440,618
From the non-financial private sector and foreign residents	8,889,646,261	579,895,501	258,928,397	78,164,766	4,196,112	188,712	9,811,019,749
Liabilities at fair value through profit or loss	13,618,843						13,618,843
Derivative financial instruments	255,534	212,590	195,473				663,597
Other financial liabilities	1,287,114,282	4,040,930	3,989,378	9,247,121	13,961,747	32,109,529	1,350,462,987
Financing received from the BCRA and other financial institutions	13,921,869	18,647,123	11,781,348	24,015,416	378,545	99,535	68,843,836
Issued corporate bonds		12,136,601	19,105,333	19,105,333	38,210,666	554,054,652	642,612,585
Subordinated corporate bonds			15,780,521	15,780,521	490,882,741		522,443,783
Total	11,008,202,315	635,190,102	382,159,030	146,934,671	547,629,811	586,452,428	13,306,568,357

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
70	Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	9,120,571,941	426,867,137	115,853,467	74,879,647	170,697	27,558	9,738,370,447
From the non-financial public sector	672,908,105	23,506,273	316,822	49,101,880			745,833,080
From the financial sector	13,837,907						13,837,907
From the non-financial private sector and foreign residents	8,433,825,929	403,360,864	115,536,645	25,777,767	170,697	27,558	8,978,699,460
Liabilities at fair value through profit or loss	8,267,933						8,267,933
Derivative financial instruments	331,612	519,239	480,022	190,251			1,521,124
Repo transactions	21,991,682						21,991,682
Other financial entities	21,991,682						21,991,682
Other financial liabilities	1,145,473,086	3,389,517	3,551,135	5,538,287	11,330,985	29,460,322	1,198,743,332
Financing received from the BCRA and other financial institutions	21,367,704	19,082,493	9,379,339	109,385	211,026	200,700	50,350,647
Issued corporate bonds		109,927	120,071	17,637,842			17,867,840
Subordinated corporate bonds			15,731,270	15,731,270	505,081,987		536,544,527
Total	10,318,003,958	449,968,313	145,115,304	114,086,682	516,794,695	29,688,580	11,573,657,532

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

Jorge Pablo Brito
71	Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effect generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	06/30/2025
Provisions for eventual commitments	9,052,609	1,103,110			(1,309,762)	8,845,957
For administrative, disciplinary and criminal penalties	576				(76)	500
Other	10,594,516	5,102,687		5,050,212	(1,376,267)	9,270,724
Total provisions	19,647,701	6,205,797		5,050,212	(2,686,105)	18,117,181

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Amounts at beginning of		Decreases		Monetary effect generated by
Item	fiscal year	Increases	Reversals	Charge off	provisions	12/31/2024
Provisions for eventual commitments	5,281,517	8,331,692	87,339	345,049	(4,128,212)	9,052,609
For administrative, disciplinary and criminal penalties	1,253	18,692		18,692	(677)	576
Other	16,631,878	10,921,888	296,384	6,763,328	(9,899,538)	10,594,516
Total provisions	21,914,648	19,272,272	383,723	7,127,069	(14,028,427)	19,647,701

Jorge Pablo Brito
72	Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	06/30/2025					12/31/2024
	Total parent company and	Total per currency
Item	local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	1,877,263,202	1,845,178,488	29,416,761	258,789	2,409,164	2,353,556,867
Debt securities at fair value through profit or loss (1)	103,052,090	103,052,090				151,591,915
Other financial assets	114,864,957	114,783,482	81,475			89,852,713
Loans and other financing	1,910,035,902	1,909,493,016	542,886			1,297,230,928
Other financial entities	119,949	119,949				59,605
Non-financial private sector and foreign residents	1,909,915,953	1,909,373,067	542,886			1,297,171,323
Other debt securities	103,012,206	103,012,206				95,382,563
Financial assets delivered as guarantee	34,813,757	34,729,246	84,511			30,067,709
Equity instruments at fair value through profit or loss	403,158	403,158				351,669
Total assets	4,143,445,272	4,110,651,686	30,125,633	258,789	2,409,164	4,018,034,364

Liabilities
Deposits	3,098,859,962	3,077,272,246	21,587,716			3,177,603,786
Non-financial public sector	155,084,525	155,084,525				109,135,926
Financial sector	13,111,637	13,111,637				13,078,758
Non-financial private sector and foreign residents	2,930,663,800	2,909,076,084	21,587,716			3,055,389,102
Liabilities at fair value through profit or loss	4,884,061	4,884,061
Other financial liabilities	239,184,950	235,311,124	3,699,322	95	174,409	186,336,303
Financing received from the BCRA and other financial institutions	67,996,496	67,451,536	544,960			49,723,159
Issued corporate bonds	464,512,522	464,512,522
Subordinated corporate bonds	481,481,261	481,481,261				480,731,712
Other non-financial liabilities	4,307,569	4,307,569				4,797,218
Total liabilities	4,361,226,821	4,335,220,319	25,831,998	95	174,409	3,899,192,178

(1)	Includes Argentine Treasury Bonds linked to the US dollar for 1,789,432.

Jorge Pablo Brito
73	Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
For measurement of financial assets at fair value through profit or loss
Gain from government securities	86,791,970	128,029,383	149,018,810	2,263,615,530
Gain from private securities	4,266,265	12,448,354	12,225,447	23,100,975
Gain from derivative financial instruments
Forward transactions	6,709,553	8,210,961	6,039,682	14,578,243
Gain from other financial assets	230,792	2,158,548	2,223,122	7,455,518
Gain from equity instruments at fair value through profit or loss	4,754,344	18,141,888	2,949,804	3,668,991
Gain / (loss) from sale or write-off of financial assets at fair value (1)	9,379,003	15,408,641	1,661,893	(22,314,323)
For measurement of financial liabilities at fair value through profit or loss
Gain / (loss) from derivative financial instruments
Options	1,585,077	(259,520)	(5,142,851)	(17,718,899)
Total	113,717,004	184,138,255	168,975,907	2,272,386,035

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

Jorge Pablo Brito
74	Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Interest income
for cash and bank deposits	2,672,499	5,128,208	4,653,046	9,834,916
for government securities	316,541,887	583,000,407	217,380,078	265,456,824
for private securities	720,457	999,351	856,629	2,591,689
for loans and other financing
Non-financial public sector	6,679,850	13,190,239	1,147,622	3,901,914
Financial sector	4,569,286	7,514,418	1,375,200	3,073,532
Non-financial private sector
Overdrafts	106,482,748	173,485,706	85,892,739	203,863,003
Documents	65,111,117	118,676,006	60,167,350	154,241,845
Mortgage loans	59,629,818	107,655,424	115,466,796	295,238,339
Pledge loans	7,133,991	12,327,404	4,132,013	9,327,170
Personal loans	310,278,580	580,531,656	132,481,916	247,781,091
Credit cards	87,093,627	170,652,403	83,202,871	190,513,531
Financial leases	1,985,867	5,542,313	3,615,171	9,417,051
Other	97,152,867	184,498,082	87,296,559	225,520,250
for repo transactions
Central Bank of Argentina			67,651,434	318,654,273
Other financial entities	1,007,876	1,923,432	253,327	360,026
Total	1,067,060,470	1,965,125,049	865,572,751	1,939,775,454
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(7,145,411)	(21,447,705)	(49,800,350)	(155,776,060)
Saving accounts	(5,569,763)	(10,445,181)	(13,675,553)	(35,310,303)
Time deposits and investments accounts	(364,361,914)	(635,679,939)	(518,719,374)	(1,262,485,899)
Other		(2)	(82)	(124)
for financing received from the BCRA and other financial institutions	(318,110)	(644,502)	115,164	(3,569,016)
for repo transactions
Other financial entities	(41,691)	(1,401,434)	(2,641,529)	(9,433,968)
for other financial liabilities	(3,387,364)	(7,121,700)	(3,683,748)	(8,641,472)
for issued corporate bonds	(2,692,474)	(4,263,612)	(5,203,827)	(13,049,541)
for other subordinated corporate bonds	(7,653,273)	(15,004,138)	(8,290,580)	(18,266,679)
Total	(391,170,000)	(696,008,213)	(601,899,879)	(1,506,533,062)

Jorge Pablo Brito
75	Chairperson

EXHIBIT Q
(continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
For debt government securities	20,998,041	41,769,481	7,142,308	6,662,949	1,207,789	108,549,464	(93,409,585)	(81,843,771)
Total	20,998,041	41,769,481	7,142,308	6,662,949	1,207,789	108,549,464	(93,409,585)	(81,843,771)

	Income of the period
Item	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Commissions income
Commissions related to obligations	99,916,745	197,327,149	83,809,797	155,432,739
Commissions related to credits	4,519,719	7,849,067	5,362,855	7,046,797
Commissions related to loans commitments and financial guarantees	314,506	488,731	1,835,636	4,026,630
Commissions related to securities value	5,422,158	13,177,694	5,480,275	10,333,679
Commissions for credit cards	78,781,473	131,467,434	48,287,386	94,308,181
Commissions for insurances	12,799,689	25,780,843	7,880,577	13,880,337
Commissions related to trading and foreign exchange transactions	6,458,183	12,114,916	5,243,812	12,043,513
Total	208,212,473	388,205,834	157,900,338	297,071,876

Commissions expenses
Commissions related to debt securities trading	(22,811)	(43,446)	(160,312)	(513,302)
Commissions related to trading and foreign exchange transactions	(913,923)	(1,726,105)	(1,873,389)	(3,434,657)
Other
Commissions paid ATM exchange	(19,685,198)	(36,517,181)	(17,643,757)	(26,534,111)
Checkbooks commissions and clearing houses	(5,691,524)	(11,009,255)	(3,635,455)	(6,515,978)
Credit cards and foreign trade commissions	(1,483,044)	(3,207,294)	513,318	(2,546,656)
Total	(27,796,500)	(52,503,281)	(22,799,595)	(39,544,704)

Jorge Pablo Brito
76	Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	06/30/2025
Other financial assets	322,175	(231,949)			(35,186)	55,040
Loans and other financing	141,955,874	36,227,904	45,230,282	71,863,297	(21,953,673)	273,323,684
Other financial entities	34,200	30,193	(226)		(6,199)	57,968
To the non-financial private sector and foreign residents
Overdrafts	13,983,849	4,650,629	4,318,697	5,080,141	(2,142,583)	25,890,733
Documents	6,387,372	1,958,531	388,436	1,873,553	(913,175)	9,694,717
Mortgage loans	10,071,006	1,386,013	947,694	1,347,952	(1,396,064)	12,356,601
Pledge loans	1,958,301	605,354	907,129	119,796	(291,775)	3,298,805
Personal loans	48,168,877	15,440,917	23,672,895	35,736,494	(7,981,249)	115,037,934
Credit cards	40,950,819	8,684,431	12,547,280	22,527,915	(6,343,570)	78,366,875
Financial leases	507,682	(222,916)	47,451	51,125	(61,665)	321,677
Other	19,893,768	3,694,752	2,400,926	5,126,321	(2,817,393)	28,298,374
Eventual commitments	9,052,609	604,327	409,441		(1,220,420)	8,845,957
Other debt securities	6,694	6,780			(979)	12,495
Total allowances	151,337,352	36,607,062	45,639,723	71,863,297	(23,210,258)	282,237,176

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 44)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2024
Other financial assets	1,491,995	(387,663)	864	45	(783,066)	322,175
Loans and other financing	134,462,419	42,547,327	13,480,711	28,223,436	(76,758,019)	141,955,874
Other financial entities	58,214	8,188	260		(32,462)	34,200
To the non-financial private sector and foreign residents
Overdrafts	18,055,062	5,413,926	(1,579,275)	2,190,064	(10,095,928)	13,983,849
Documents	8,179,554	2,102,781	(111,265)	870,121	(4,653,819)	6,387,372
Mortgage loans	12,261,060	1,485,437	992,163	2,247,815	(6,915,469)	10,071,006
Pledge loans	876,593	1,313,643	261,829	43,518	(537,282)	1,958,301
Personal loans	25,102,878	17,364,490	7,737,098	12,953,294	(14,988,883)	48,168,877
Credit cards	26,796,659	9,080,195	6,750,314	14,152,237	(15,828,586)	40,950,819
Financial leases	267,869	272,405	40,314	84,192	(157,098)	507,682
Other	42,864,530	5,506,262	(610,727)	(4,317,805)	(23,548,492)	19,893,768
Eventual commitments	5,281,517	6,166,486	757,178	(511)	(3,152,061)	9,052,609
Other debt securities	30,102	(5,901)		(173)	(17,334)	6,694
Total allowances	141,266,033	48,320,249	14,238,753	28,222,797	(80,710,480)	151,337,352

Jorge Pablo Brito
77	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	06/30/2025	12/31/2024
ASSETS
Cash and deposits in banks	8 and 26		2,358,686,736	3,012,050,270
Cash			366,733,325	478,854,044
Central Bank of Argentina			1,448,084,378	2,156,787,628
Other local and foreign entities			536,025,820	313,343,811
Other			7,843,213	63,064,787
Debt securities at fair value through profit or loss	8	A	584,505,232	662,258,281
Derivative financial instruments	8		1,386,891	22,195,032
Other financial assets	5, 7 and 8	R	371,563,292	511,572,235
Loans and other financing	6, 7 and 8	B, C, D and R	9,203,022,677	6,646,695,299
Non-financial public sector			117,709,713	80,494,871
Other financial entities			108,026,093	72,663,488
Non-financial private sector and foreign residents			8,977,286,871	6,493,536,940
Other debt securities	7 and 8	A and R	3,630,772,998	3,510,160,684
Financial assets delivered as guarantee	8 and 29		251,251,322	269,839,929
Current income tax assets	19			96,270,419
Equity instruments at fair value through profit or loss	8	A	24,212,294	8,904,954
Investments in subsidiaries, associates and joint ventures	10		223,965,677	318,512,181
Property, plant and equipment		F	909,952,150	905,997,490
Intangible assets		G	163,633,492	165,663,302
Other non-financial assets	11		126,083,019	109,321,640
Non-current assets held for sale			85,537,353	80,092,571
TOTAL ASSETS			17,934,573,133	16,319,534,287

Jorge Pablo Brito
78	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	06/30/2025	12/31/2024
LIABILITIES
Deposits	8 and 13	H and I	10,557,752,373	9,673,777,483
Non-financial public sector			877,424,074	740,879,453
Financial sector			13,440,608	13,362,616
Non-financial private sector and foreign residents			9,666,887,691	8,919,535,414
Liabilities at fair value through profit or loss				44,201
Derivative financial instruments	8	I	663,597	1,521,124
Repo transactions	8	I		21,818,577
Other financial liabilities	8 and 14	I	947,717,167	931,506,267
Financing received from the BCRA and other financial institutions	8	I	68,362,125	50,035,387
Issued corporate bonds	8 and 34	I	488,184,160	17,022,561
Current income tax liabilities	19		33,130,336
Subordinated corporate bonds	8 and 34	I	484,264,572	482,692,651
Provisions	15	J and R	17,478,264	19,456,881
Deferred income tax liabilities			174,117,880	91,042,461
Other non-financial liabilities	16		647,136,759	369,745,431
TOTAL LIABILITIES			13,418,807,233	11,658,663,024

SHAREHOLDERS’ EQUITY
Capital stock	27	K	639,413	639,413
Non-capitalized contributions			12,429,781	12,429,781
Capital adjustments			1,441,483,649	1,441,483,649
Earnings reserved			2,869,770,058	2,855,996,732
Unappropriated retained earnings			827,895	(11,543,379)
Accumulated other comprehensive income			(6,068,228)	(11,213,711)
Net income of the period / fiscal year			196,683,332	373,078,778
TOTAL SHAREHOLDERS’ EQUITY			4,515,765,900	4,660,871,263
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			17,934,573,133	16,319,534,287

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of these condensed separate interim Financial Statements.

Jorge Pablo Brito
79	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024 (1)	Accumulated from beginning of year up to 06/30/2024 (1)
Interest income		Q	1,086,240,073	2,002,324,613	862,153,204	2,039,672,575
Interest expense		Q	(390,099,069)	(692,365,828)	(598,825,185)	(1,498,929,870)
Net interest income			696,141,004	1,309,958,785	263,328,019	540,742,705

Commissions income	20	Q	173,738,293	346,647,472	153,169,882	288,744,852
Commissions expense		Q	(12,974,781)	(26,702,807)	(18,158,093)	(31,258,572)
Net commissions income			160,763,512	319,944,665	135,011,789	257,486,280

Subtotal (Net interest income plus Net commissions income)			856,904,516	1,629,903,450	398,339,808	798,228,985

Net gain from measurement of financial instruments at fair value through profit or loss		Q	90,186,329	131,137,874	150,204,875	2,194,334,853
Profit / (loss) from sold or derecognized assets at amortized cost			17,221	17,221	(5,518)	29,721
Differences in quoted prices of gold and foreign currency	21		21,559,478	27,041,200	8,666,739	142,394,710
Other operating income	22		38,702,282	74,832,922	34,600,668	87,923,852
Credit loss expense on financial assets			(102,788,547)	(172,507,662)	(23,002,290)	(53,999,780)
Net operating income			904,581,279	1,690,425,005	568,804,282	3,168,912,341

Employee benefits	23		(171,938,914)	(344,391,556)	(183,531,081)	(395,677,660)
Administrative expenses	24		(94,375,141)	(181,623,610)	(87,513,537)	(196,071,076)
Depreciation and amortization of fixed assets		F and G	(37,941,744)	(76,081,987)	(36,964,911)	(76,513,576)
Other operating expenses	25		(184,939,057)	(350,655,390)	(179,605,958)	(406,089,399)
Operating income			415,386,423	737,672,462	81,188,795	2,094,560,630

Income from subsidiaries, associates and joint ventures	10		17,680,862	36,251,684	25,970,777	31,546,503
Loss on net monetary position			(197,936,971)	(463,503,881)	(622,652,253)	(2,034,975,314)
Income before tax on continuing operations			235,130,314	310,420,265	(515,492,681)	91,131,819

Income tax on continuing operations	19.b)		(85,993,409)	(113,736,933)	198,916,510	51,570,924

Net income / (loss) from continuing operations			149,136,905	196,683,332	(316,576,171)	142,702,743
Net income / (loss) of the period			149,136,905	196,683,332	(316,576,171)	142,702,743

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Jorge Pablo Brito
80	Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024 (1)	Accumulated from beginning of year up to 06/30/2024 (1)
Net profit attributable to parent’s shareholders	149,136,905	196,683,332	(316,576,171)	142,702,743
Plus: Potential dilutive effect inherent to common shares
Net profit attributable to parent’s shareholders adjusted for dilution	149,136,905	196,683,332	(316,576,171)	142,702,743
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of additional common shares with dilutive effects
Weighted average of outstanding common shares of the period adjusted for dilution	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	233.2403	307.5998	(495.1044)	223.1777

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Jorge Pablo Brito
81	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	Exhibits	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024 (1)	Accumulated from beginning of year up to 06/30/2024 (1)
Net income / (loss) of the period			149,136,905	196,683,332	(316,576,171)	142,702,743
Items of Other Comprehensive Income that will be reclassified to profit or loss of the period
Foreign currency translation differences from Financial Statements conversion			2,529,029	322,930	(5,882,237)	(29,129,725)
Foreign currency translation differences of the period			2,529,029	322,930	(5,882,237)	(29,129,725)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			4,582,288	5,118,531	(61,605,323)	(67,114,560)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	6,731,166	6,958,927	(94,038,024)	(86,918,491)
Reclassification of the period			318,507	915,736	(569,418)	(15,604,331)
Income tax	19.b)		(2,467,385)	(2,756,132)	33,002,119	35,408,262
Interest in other comprehensive (loss) / income of associates and joint ventures accounted for using the participation method			411,142	(295,978)	628,439	5,074,720
Income / (loss) of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method			411,142	(295,978)	628,439	5,074,720
Total other comprehensive income / (loss) that will be reclassified to profit or loss			7,522,459	5,145,483	(66,859,121)	(91,169,565)
Total other comprehensive income / (loss)			7,522,459	5,145,483	(66,859,121)	(91,169,565)
Total comprehensive income / (loss) of the period			156,659,364	201,828,815	(383,435,292)	51,533,178

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of these condensed separate interim Financial Statements.

Jorge Pablo Brito
82	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non- capitalized contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,441,483,649	(4,574,263)	(6,639,448)	1,153,379,706	1,702,617,026	361,535,399	4,660,871,263
Total comprehensive income of the period
- Net income of the period									196,683,332	196,683,332
- Other comprehensive income of the period					322,930	4,822,553				5,145,483
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 4, 2025
- Legal reserve							71,963,874		(71,963,874)
- Optional reserve for future distribution of earnings								281,599,363	(281,599,363)
- Dividends (1)								(339,789,911)		(339,789,911)
- Personal assets tax on shares and equity interests									(7,144,267)	(7,144,267)
Amount at the end of the period		639,413	12,429,781	1,441,483,649	(4,251,333)	(1,816,895)	1,225,343,580	1,644,426,478	197,511,227	4,515,765,900

(1)	See Note 30 to the condensed consolidated interim Financial Statements.

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Capital stock	Non- capitalized contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Capital adjustments	Accumulated foreign currency translation difference from Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity (1)
Restated amount at the beginning of the fiscal year		639,413	12,429,781	1,441,483,649	27,972,317	72,948,791	858,976,731	1,235,484,190	1,460,283,871	5,110,218,743
Total comprehensive income of the period
- Net income of the period									142,702,743	142,702,743
- Other comprehensive loss of the period					(29,129,725)	(62,039,840)				(91,169,565)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 12, 2024
- Legal reserve							294,402,975		(294,402,975)
- Optional reserve for future distribution of earnings								1,174,784,757	(1,174,784,757)
- Dividends								(707,651,921)		(707,651,921)
- Personal assets tax on shares and equity interests									(2,639,518)	(2,639,518)
Amount at the end of the period		639,413	12,429,781	1,441,483,649	(1,157,408)	10,908,951	1,153,379,706	1,702,617,026	131,159,364	4,451,460,482

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

(2)	See Note 30 to the condensed consolidated interim Financial Statements.

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of these condensed separate interim Financial Statements.

Jorge Pablo Brito
83	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	06/30/2025	06/30/2024(1)
Cash flows from operating activities
Income of the period before income tax		310,420,265	91,131,819
Adjustment for the total monetary effect of the period		463,503,881	2,034,975,314
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		76,081,987	76,513,576
Credit loss expense on financial assets		172,507,662	53,999,780
Difference in quoted prices of foreign currency		(166,829,469)	(84,247,221)
Other adjustments		(48,443,153)	(1,776,679,692)
Net increase / decrease from operating assets:
Debt securities at fair value through profit or loss		(23,787,808)	(2,101,493,910)
Derivative financial instruments		20,808,141	(32,253,907)
Repo transactions			1,542,891,355
Loans and other financing
Non-financial public sector		(37,214,842)	(51,011,019)
Other financial entities		(35,362,605)	(25,561,966)
Non-financial private sector and foreign residents		(2,656,257,593)	(266,974,319)
Other debt securities		(120,612,314)	146,775,959
Financial assets delivered as guarantee		18,588,607	95,390,596
Equity instruments at fair value through profit or loss		(15,307,340)	(1,414,985)
Other assets		211,695,669	77,781,362
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		136,544,621	640,633,710
Financial sector		77,992	(33,919,396)
Non-financial private sector and foreign residents		747,352,277	428,613,394
Liabilities at fair value through profit or loss		(44,201)	(19,462)
Derivative financial instruments		(857,527)	(6,648,247)
Repo transactions		(21,818,577)	(59,154,202)
Other liabilities		(17,107,859)	(153,132,953)
Income tax payments			(309,349,502)
Total cash used in operating activities (A)		(986,062,186)	286,846,084

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Jorge Pablo Brito
84	Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Items	Notes	06/30/2025	06/30/2024 (1)
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(77,983,133)	(65,407,914)
Total cash used in investing activities (B)		(77,983,133)	(65,407,914)
Cash flows from financing activities
Payments:
Dividends	37	(33,978,991)	(357,400,577)
Non-subordinated corporate bonds		(240,838)	(29,732,735)
Financing from local financial entities			(14,473,581)
Subordinated corporate bonds		(15,911,035)	(17,051,484)
Other payments related to financing activities		(5,379,837)	(4,175,188)
Collections / Incomes:
Non-subordinated corporate bonds		460,024,543
Financing from local financial entities		17,025,933
Total cash used in financing activities (C)		421,539,775	(422,833,565)
Effect of exchange rate fluctuations (D)		255,442,645	168,625,189
Monetary effect on cash and cash equivalents (E)		(367,841,492)	(1,071,083,344)
Net decrease in cash and cash equivalents (A+B+C+D+E)		(754,904,391)	(1,103,853,550)
Cash and cash equivalents at the beginning of the fiscal year	26	3,128,525,873	3,244,031,539
Cash and cash equivalents at the end of the period	26	2,373,621,482	2,140,177,989

(1)	The comparative figures were restated for the purposes of the merger with Banco BMA SAU. See also Note 1 to the condensed separate interim Financial Statements.

Notes 1 to 41 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of these condensed separate interim Financial Statements.

Jorge Pablo Brito
85	Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU, Fintech SGR and Alianza SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA, for its acronym in Spanish) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on A3 Mercados SA (former Mercado Abierto Electrónico SA (MAE, for its acronym in Spanish)).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banking institutions.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. During the fiscal year 2006, the Bank acquired the control of Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on October 1, 2021, the Bank acquired the control of Fintech SGR that, as explained in Note 3 to the consolidated Financial Statements as of December 31, 2024, already issued, is a structured entity in which the Bank has control.

On May 18, 2023, Banco Macro SA acquired 100% of the capital stock of Macro Agro SAU (formerly known as Comercio Interior SAU). The main purpose of this company is grain brokerage. See also Note 9.

Additionally, on November 2, 2023, the Board of Directors of the Central Bank of Argentina (BCRA, for its acronym in Spanish), authorized the acquisition by Banco Macro SA of 100% of the capital stock of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On the other hand, on November 19, 2024, the BCRA authorized Banco Macro SA, under the terms of section 7 of the Financial Institutions Law, to merge by absorption, as absorbing entity, with Banco BMA SAU.

On January 1, 2025, Banco Macro SA acquired the control of Alianza SGR. The main purpose of this company is the granting of guarantees.

On August 27, 2025, the Board of Directors approved the issuance of these condensed separate interim Financial Statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim Financial Statements includes a detailed description of the agreements that relate the Bank with the provincial and municipal Governments.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the BCRA, in its Communiqué “A” 6114 as supplemented. Except for the regulatory provisions established by the BCRA, which are explained in the following paragraph, such framework is based on IFRS Accounting Standards (International Financial Reporting Standards) as issued by the IASB (International Accounting Standards Board) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The transitory exceptions established by BCRA to the application of effective IFRS Accounting Standards as issued by the IASB that affect the preparation of these condensed separate interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as amended and supplemented, and in the convergence process through IFRS Accounting Standards as issued by the IASB, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the public sector established by Communiqué “A” 6847. As of the date of issuance of these condensed separate interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	Through Communiqué “A 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see Note 9 to the condensed consolidated interim Financial Statements).

If IFRS 9 had been applied, according to an estimation calculated by the Bank, the Statement of income of the six-month period ended June 30, 2025, would have recorded an increase in “Interest income” for an amount of 29,656, in “Loss on net monetary position” for an amount of 23,925 and in “Income tax on continuing operations” for an amount of 120,033 and, on the other hand, a decrease in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 372,608, and as a counterpart an increase in “Other comprehensive income” for that period. In addition, it would have been recorded in the Statement of income of the six-month period ended June 30, 2024 a decrease in “Interest income” for an amount of 97,320 and, on the other hand, an increase in “Loss on net monetary position” for an amount of 9,132 and in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 108,867, and as a counterpart an increase in “Other comprehensive income” for that period. These changes would not have resulted into modifications to the total shareholder equity as of those dates or the total comprehensive income of the six-month periods ended June 30, 2025 and 2024.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS Accounting Standards as issued by the IASB as currently approved and are applicable to the preparation of these condensed separate interim Financial Statements in accordance with the IFRS Accounting Standards as issued by the IASB as adopted by the BCRA through Communiqué “A” 8164. Generally, the BCRA does not allow the anticipated application of any IFRS Accounting Standards, unless otherwise expressly stated.

Applicable Accounting Policies

Note 3 to the consolidated Financial Statements as of December 31, 2024, already issued, presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim Financial Statements, except for the goodwill generated by the business combination, as mentioned in Note 9, which according to BCRA Communiqué “A” 6618, in the condensed separate interim Financial Statements, is included in the net investment of the subsidiary.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim Financial Statements were prepared on the going concern basis.

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investments in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income from subsidiaries, associates and joint ventures” in the condensed separate interim statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the equity method”, in the condensed separate interim Statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balance”) of Banco Macro SA.

Standards amendments adopted in the fiscal year

Standards amendments adopted are described in Note 3 to the condensed consolidated interim Financial Statements.

New pronouncements

New pronouncements are described in Note 3 to the condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the Statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of June 30, 2025 and December 31, 2024, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	06/30/2025	12/31/2024
Undrawn commitments of credit cards and checking accounts	5,164,021,633	4,611,857,941
Guarantees granted (1)	139,198,307	214,590,899
Overdraft and unused agreed commitments (1)	65,739,281	53,409,756
Subtotal	5,368,959,221	4,879,858,596
Less: Allowance for Expected Credit Losses (ECL)	(8,215,221)	(8,861,789)
Total	5,360,744,000	4,870,996,807

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 2,728,635 and 952,734, as of June 30, 2025 and December 31, 2024, respectively. The Overdraft and unused agreed commitments include an amount of 13,017,281 and 915,054, as of June 30, 2025 and December 31, 2024, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in Note 44 to the consolidated Financial Statements as of December 31, 2024, already issued.

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
Sundry debtors	185,654,914	180,192,032
Receivables from spot sales of government securities pending settlement	181,739,425	328,871,582
Receivables from spot sales of foreign currency pending settlement	984,175
Private securities	446,326	213,108
Other	2,767,871	2,583,764
Subtotal	371,592,711	511,860,486
Less: Allowances for ECL	(29,419)	(288,251)
Total	371,563,292	511,572,235

Disclosures related to allowance for ECL are detailed in Note 7 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
Non-financial public sector (1)	117,709,713	80,494,871
Other financial entities	108,026,093	72,663,488
Other financial entities	108,084,061	72,697,688
Less: allowance for ECL	(57,968)	(34,200)
Non-financial private sector and foreign residents	8,977,286,871	6,493,536,940
Overdrafts	1,659,144,124	622,829,719
Documents	1,493,780,935	1,172,102,672
Mortgage loans	714,359,389	580,171,475
Pledge loans	219,350,895	141,128,524
Personal loans	1,909,512,337	1,327,303,728
Credit cards	1,655,121,033	1,586,684,047
Financial leases	17,762,952	18,932,315
Other	1,580,628,043	1,186,019,914
Less: allowance for ECL	(272,372,837)	(141,635,454)
Total	9,203,022,677	6,646,695,299

(1)	As explained in Note 3, ECL is not calculated to public sector exposures.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 8 to the condensed consolidated interim Financial Statements, details the allowances recognized by the Bank under this concept.

Additionally, exhibit R “Value adjustment for credit losses – Allowances for uncollectibility risk”, the ECL movements at sector and product level are also disclosed.

8.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 10 to the condensed consolidated interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each period or fiscal year, as applicable.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of June 30, 2025 and December 31, 2024:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2025
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	584,505,232	556,424,157	25,686,243	2,394,832
Derivatives instruments	1,386,891	1,152,770	234,121
Other financial assets	446,326			446,326
Equity instruments at fair value through profit or loss	24,212,294	20,536,668		3,675,626
At fair value through OCI
Other debt securities	186,249,221	186,249,221
Total	796,799,964	764,362,816	25,920,364	6,516,784

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2025
Description	Total	Level 1	Level 2	Level 3
Financial liabilities
At fair value through profit or loss
Derivatives instruments	663,597	150,436	513,161
Total	663,597	150,436	513,161

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2024
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	662,258,281	632,476,323	25,887,519	3,894,439
Derivatives instruments (1)	22,195,032	38,548	22,156,484
Other financial assets	213,108			213,108
Financial assets delivered as guarantee	1,084,431	1,084,431
Equity instruments at fair value through profit or loss	8,904,954	1,401,889		7,503,065
At fair value through OCI
Other debt securities	416,621,454	416,621,454
Total	1,111,277,260	1,051,622,645	48,044,003	11,610,612
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	44,201	44,201
Derivatives instruments	1,521,124	107,015	1,414,109
Total	1,565,325	151,216	1,414,109

(1)	Includes the premium corresponding to the subscription of put options.

Below is the reconciliation between the amounts at the beginning and the end of the reporting period of the financial assets recognized at fair value, categorized as level 3:

	As of June 30, 2025
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	3,894,439	213,108	7,503,065
Transfers from level 3			(4,815,592)
Profit and loss	1,951,142	66,108	1,644,251
Recognition and derecognition	(2,302,858)	219,187
Monetary effect	(1,147,891)	(52,077)	(656,098)
Amount at the end of the period	2,394,832	446,326	3,675,626

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2024
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning of the fiscal year	17,585	158,909	5,159,551
Profit and loss	597,330	(247,636)	6,171,665
Recognition and derecognition	3,697,320	519,773
Monetary effect	(417,796)	(217,938)	(3,828,151)
Amount at the end of the fiscal year	3,894,439	213,108	7,503,065

Note 10 to the condensed consolidated interim Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of June 30, 2025 and December 31, 2024, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of June 30, 2025 and December 31, 2024:

	06/30/2025
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	2,358,686,736	2,358,686,736			2,358,686,736
Other financial assets	371,116,966	371,116,966			371,116,966
Loans and other financing	9,203,022,677			8,521,051,072	8,521,051,072
Other debt securities	3,444,523,777	3,025,588,667	114,871,656		3,140,460,323
Financial assets delivered as guarantee	251,251,322	251,251,322			251,251,322
Total	15,628,601,478	6,006,643,691	114,871,656	8,521,051,072	14,642,566,419
Financial liabilities
Deposits	10,557,752,373	5,184,393,769		5,383,724,054	10,568,117,823
Other financial liabilities	947,717,167	915,683,638	32,520,935		948,204,573
Financing received from the BCRA and other financial institutions	68,362,125	43,424,156	24,937,969		68,362,125
Issued corporate bonds	488,184,160		488,184,160		488,184,160
Subordinated corporate bonds	484,264,572		471,796,640		471,796,640
Total	12,546,280,397	6,143,501,563	1,017,439,704	5,383,724,054	12,544,665,321

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	12/31/2024
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	3,012,050,270	3,012,050,270			3,012,050,270
Other financial assets	511,359,127	511,359,127			511,359,127
Loans and other financing	6,646,695,299			6,252,316,851	6,252,316,851
Other debt securities	3,093,539,230	2,843,122,861	70,757,205		2,913,880,066
Financial assets delivered as guarantee	268,755,498	268,755,498			268,755,498
Total	13,532,399,424	6,635,287,756	70,757,205	6,252,316,851	12,958,361,812
Financial liabilities
Deposits	9,673,777,483	6,359,174,951		3,333,659,371	9,692,834,322
Repo transactions	21,818,577	21,818,577			21,818,577
Other financial liabilities	931,506,267	904,743,394	31,959,735		936,703,129
Financing received from the BCRA and other financial institutions	50,035,387	47,848,784	2,186,603		50,035,387
Issued corporate bonds	17,022,561		17,022,561		17,022,561
Subordinated corporate bonds	482,692,651		465,068,580		465,068,580
Total	11,176,852,926	7,333,585,706	516,237,479	3,333,659,371	11,183,482,556

9.	BUSINESS COMBINATIONS

9.1	Macro Agro SAU (formerly known as Comercio Interior SAU)

On May 18, 2023, the Bank acquired from Inversora Juramento SA, 100% of the capital stock and votes of Macro Agro SAU (formerly known as Comercio Interior SAU). Detailed information on this transaction is included in Note 11.1 to the condensed consolidated interim Financial Statements.

9.2	Banco BMA SAU (formerly known as Banco Itaú Argentina SA)

On August 23, 2023, Banco Macro SA entered into a stock purchase agreement with Itaú Unibanco Holding SA, through its affiliates Itaú Unibanco SA, Banco Itaú BBA SA and Itaú Consultoria de Valores Mobiliários e Participações SA (collectively, “Itaú”), pursuant to which, subject to certain conditions (substantially the approval of the transaction by the BCRA), the Bank would acquire from Itaú the shares representing 100% of the capital stock and votes of Banco Itaú Argentina SA, Itaú Asset Management SA and Itaú Valores SA.

On November 2, 2023, the Board of Directors of the BCRA authorized the abovementioned purchase. Detailed information on this transaction is included in Note 11.2 to the condensed consolidated interim Financial Statements.

10.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

The Bank’s interests in associates and joint ventures are disclosed in Note 12 to the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

11.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
Investment property (see Exhibit F)	71,818,106	70,735,918
Advanced prepayments	27,150,474	27,045,727
Tax advances	27,061,177	10,989,094
Other	53,262	550,901
Total	126,083,019	109,321,640

12.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of June 30, 2025 and December 31, 2024, amounts balances related to transactions generated with related parties are as follows:

	As of June 30, 2025
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	10,105									10,105
Derivative financial instruments									13,210	13,210
Other financial assets				30,103,978		8,455,394				38,559,372
Loans and other financing (3)
Documents									158,751	158,751
Overdrafts							1	38,245	68,436,758	68,475,004
Credit cards							184	852,484	271,516	1,124,184
Financial leases									395,486	395,486
Mortgage loans								818,401		818,401
Other (4)								1,938,238	16,617,329	18,555,567
Guarantees granted								1,791,125	16,663,462	18,454,587
Total assets	10,105			30,103,978		8,455,394	185	5,438,493	102,556,512	146,564,667

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of June 30, 2025
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Associates	Key management personnel (2)	Other related parties	Total
Liabilities
Deposits		73,623,927	5,452,881	1,152	25,573	1,406	209,588	15,689,532	21,607,844	116,611,903
Derivative financial instruments									52,527	52,527
Other financial liabilities								4,658	737,515	742,173
Issued corporate bonds		1,426,242		3,494,514		938,385				5,859,141
Subordinated corporate bonds		2,601,712			181,599					2,783,311
Other non-financial liabilities			39,621			62,495			3,300,221	3,402,337
Total liabilities		77,651,881	5,492,502	3,495,666	207,172	1,002,286	209,588	15,694,190	25,698,107	129,451,392

(1)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for Loans and other financing as of June 30, 2025 for Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 134, 1,508,150, 14,435,421 and 160,332,817, respectively.
(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

	As of December 31, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	10,057								10,057
Derivative financial instruments								13,877	13,877
Other financial assets				28,666,087					28,666,087
Loans and other financing (3)
Documents								590,680	590,680
Overdrafts						4,385	673	35,442,674	35,447,732
Credit cards						3,963	738,342	290,972	1,033,277
Financial leases					281			41,412	41,693
Personal loans							11,591		11,591
Mortgage loans							832,037		832,037
Other (4)							2,818,139	17,587,443	20,405,582
Guarantees granted								33,278,074	33,278,074
Total assets	10,057			28,666,087	281	8,348	4,400,782	87,245,132	120,330,687

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Liabilities
Deposits		83,336,733	1,660,471	3,921	6,420,041	364,640	22,162,239	12,555,595	126,503,640
Other financial liabilities							5,967	777,799	783,766
Subordinated corporate bonds		181,010		1,598,920	181,010				1,960,940
Other non-financial liabilities				184,151				3,710,812	3,894,963
Total liabilities		83,517,743	1,660,471	1,786,992	6,601,051	364,640	22,168,206	17,044,206	133,143,309

(1)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for Loans and other financing as of December 31, 2024 for Macro Securities SAU, Macro Agro SAU (formerly known as Comercio Interior SAU), Associates, Key management personnel and Other related parties amounted to 14,346,680, 61,232, 1,037,945, 7,138,575 and 186,565,064, respectively.
(4)	It is related to Loans and other financing not disclosed in other items, mainly Other loans, Financing of foreign exchange transactions and Loans with government securities.

Profit or loss related to transactions generated during the six-month periods ended June 30, 2025 and 2024 with related parties are as follows:

	As of June 30, 2025
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Alianza SGR	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		11			4,306		124,508	305,221	8,926,168	9,360,214
Interest expense		(1,725,530)	(179,063)		(714,408)		(38,176)	(1,186,208)	(1,287,948)	(5,131,333)
Commissions income		202,291		3,470		778	4,076	294	157,306	368,215
Commissions expense				(103,156)				(338)	(65)	(103,559)
Net gain from measurement of financial instruments at fair value through profit or loss									(33,871)	(33,871)
Other operating income			1,077	4,174,926	14,324	713,160	3,953	21,267	49,624	4,978,331
Administrative expense							(4,816,884)		(1,742,886)	(6,559,770)
Other operating expense									(1,008,775)	(1,008,775)
Total income / (loss)		(1,523,228)	(177,986)	4,075,240	(695,778)	713,938	(4,722,523)	(859,764)	5,059,553	1,869,452

(1)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

	As of June 30, 2024
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Macro Agro SAU (formerly known as Comercio Interior SAU)	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		97,839			8,829	6	1,990,222	6,583,531	8,680,427
Interest expense					(98,594)	(61,371)	(56,982)	(1,458,089)	(1,675,036)
Commissions income		77,290		5,552		535	573	53,040	136,990
Commissions expense				(70,489)		(74,958)	(144)		(145,591)
Other operating income				5,168,247	7,628	2,227	16,870	29,408	5,224,380
Administrative expense						(2,312,124)		(1,645,775)	(3,957,899)
Other operating expense								(781,942)	(781,942)
Total income / (loss)		175,129		5,103,310	(82,137)	(2,445,685)	1,950,539	2,780,173	7,481,329

(1)	It includes the amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2025 and 2024 amounted to 3,869,618 and 3,999,471, respectively.

In addition, fees received by the Directors as of June 30, 2025 and 2024 amounted to 9,132,440 and 32,360,941, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	06/30/2025	12/31/2024
Board of Directors	13	13
Senior managers of the key management personnel	9	9
Total	22	22

13.	DEPOSITS

The composition of deposits as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
Non-financial public sector	877,424,074	740,879,453
Financial sector	13,440,608	13,362,616
Non-financial private sector and foreign residents	9,666,887,691	8,919,535,414
Checking accounts	988,787,418	1,086,613,724
Saving accounts	3,621,706,793	4,629,792,670
Time deposits	4,838,849,736	2,365,446,829
Investment accounts	94,473,687	717,091,917
Other	123,070,057	120,590,274
Total	10,557,752,373	9,673,777,483

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

14.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
Credit and debit card settlement - due to merchants	726,899,113	703,623,407
Collections on account and behalf of others	69,382,912	43,897,933
Payment orders pending settlement foreign trade	63,915,455	49,072,728
Finance leases liabilities	19,067,244	16,066,282
Amounts payable for spot purchases of foreign currency pending settlement	9,226,468	63,475,360
Amounts payable for spot purchases of government securities pending settlement	3,701,730	5,622,595
Other	55,524,245	49,747,962
Total	947,717,167	931,506,267

15.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of June 30, 2025 and December 31, 2024.

The expected terms to settle these obligations are as follows:

	06/30/2025
Composition	Within 12 months	Over 12 months	06/30/2025	12/31/2024
For administrative, disciplinary and criminal penalties		500	500	576
Letters of credits, guarantees and other commitments (1)	8,215,221		8,215,221	8,861,789
Commercial claims in progress (2)	2,828,457	513,336	3,341,793	5,077,141
Labor lawsuits	1,095,825	731,720	1,827,545	1,605,266
Pension funds - reimbursement	2,089,117	272,690	2,361,807	1,811,659
Other		1,731,398	1,731,398	2,100,450
Total	14,228,620	3,249,644	17,478,264	19,456,881

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in Note 4.
(2)	See also Note 36.2.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

16.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of June 30, 2025 and December 31, 2024 is as follows:

Composition	06/30/2025	12/31/2024
Dividends payable	305,810,921
Withholdings and collections	106,613,677	101,900,700
Salaries, bonuses and payroll taxes payables	102,653,141	140,289,077
Taxes payables	78,528,425	63,481,377
Miscellaneous payables - provisions of goods and services	35,664,159	45,553,163
Retirement pension payment orders pending settlement	9,233,515	9,036,409
Directors’ and syndics’ fees payable	5,054,520	6,564,821
Other	3,578,401	2,919,884
Total	647,136,759	369,745,431

17.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2025 and December 31, 2024:

06/30/2025	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	2,358,686,736
Debt securities at fair value through profit or loss		301,500,349	283,004,883
Derivative financial instruments		1,386,891
Other financial assets	95,634,805	225,660,732	50,267,755
Loans and other financing (1)	18,329,207	6,681,195,153	2,503,498,317
Other debt securities		635,771,623	2,995,001,375
Financial assets delivered as guarantee	251,251,322
Equity instruments at fair value through profit or loss	24,212,294
Total Assets	2,748,114,364	7,845,514,748	5,831,772,330

Liabilities
Deposits	5,125,125,190	5,428,528,312	4,098,871
Derivative financial instruments		663,597
Other financial liabilities		917,462,274	30,254,893
Financing received from the BCRA and other financial institutions		67,884,045	478,080
Issued corporate bonds		18,555,481	469,628,679
Subordinated corporate bonds		6,631,252	477,633,320
Total Liabilities	5,125,125,190	6,439,724,961	982,093,843

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

12/31/2024	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	3,012,050,270
Debt securities at fair value through profit or loss		607,706,509	54,551,772
Derivative financial instruments		22,195,032
Other financial assets	85,581,819	372,686,228	53,304,188
Loans and other financing (1)	1,658,090	4,803,757,723	1,841,279,486
Other debt securities		644,777,481	2,865,383,203
Financial assets delivered as guarantee	243,331,200	26,508,729
Equity instruments at fair value through profit or loss	8,904,954
Total Assets	3,351,526,333	6,477,631,702	4,814,518,649

Liabilities
Deposits	6,302,946,596	3,370,670,057	160,830
Financial liabilities at fair value through profit or loss		44,201
Derivative financial instruments		1,521,124
Repo transactions		21,818,577
Other financial liabilities		913,248,932	18,257,335
Financing received from the BCRA and other financial institutions		49,623,661	411,726
Issued corporate bonds		17,022,561
Subordinated corporate bonds		7,342,241	475,350,410
Total Liabilities	6,302,946,596	4,381,291,354	494,180,301

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

18.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 20 to the condensed consolidated interim Financial Statements.

19.	INCOME TAX

a)	Inflation adjustment on income tax and corporate income tax rate

Note 21 to the condensed consolidated interim Financial Statements summarizes the legal aspects of the inflation adjustment on income tax and the corporate income tax rate.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

b)	The main items of income tax expense in the condensed separate interim Financial Statements are as follows:

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Expense / (profit) from current income tax (1)	30,809,617	30,661,514	(152,417,963)	10,357,435
Expense / (profit) from deferred income tax	55,183,792	83,075,419	(46,498,547)	(61,928,359)
Expense / (profit) from income tax recognized in the statement of income	85,993,409	113,736,933	(198,916,510)	(51,570,924)
Expense / (profit) from income tax recognized in other comprehensive income	2,467,385	2,756,132	(33,002,119)	(35,408,262)
Total	88,460,794	116,493,065	(231,918,629)	(86,979,186)

(1)	Includes the restatement in constant currency of the current tax charge generated during the year, the adjustments recognized in the current year for previous periods and the effects of including in the OCI the applicable portion of the current tax.

Note 21 to the condensed consolidated interim Financial Statements describes the reimbursement actions filed by the Bank with the former AFIP, referred to income tax, for previous fiscal periods.

20.	COMMISSIONS INCOME

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Performance obligations satisfied at a point in time
Commissions related to obligations	97,920,558	193,497,239	82,608,938	153,568,812
Commissions related to credit cards	48,805,055	100,623,305	47,662,002	93,018,567
Commissions related to insurance	12,799,689	25,780,843	7,880,577	13,880,337
Commissions related to trading and foreign exchange transactions	5,985,226	11,175,043	4,898,658	9,561,124
Commissions related to loans	4,467,522	7,735,164	5,231,695	6,905,392
Commissions related to securities value	2,128,668	4,664,365	2,044,451	3,968,999
Commissions related to financial guarantees granted	314,506	488,731	1,835,636	4,026,630
Performance obligations satisfied over certain time period
Commissions related to credit cards	810,560	1,678,269	625,385	1,289,614
Commissions related to trading and foreign exchange transactions	472,957	939,873	345,154	2,482,389
Commissions related to loans	28,947	59,700	37,049	42,770
Commissions related to obligations	4,605	4,940	337	218
Total	173,738,293	346,647,472	153,169,882	288,744,852

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

21.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Income from foreign currency exchange	12,744,661	13,024,324	154,578	486,688
Translation of foreign currency assets and liabilities into pesos	8,814,817	14,016,876	8,512,161	141,908,022
Total	21,559,478	27,041,200	8,666,739	142,394,710

22.	OTHER OPERATING INCOME

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Services	21,164,578	33,545,877	7,775,852	18,166,579
Adjustments and interest from other receivables	7,774,562	18,210,897	7,173,549	21,898,345
Other receivables from financial intermediation	1,053,898	1,863,617	1,634,190	5,263,238
Adjustments from other receivables with CER clauses	839,485	1,856,289	6,257,395	17,625,868
Other	7,869,759	19,356,242	11,759,682	24,969,822
Total	38,702,282	74,832,922	34,600,668	87,923,852

23.	EMPLOYEE BENEFITS

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Remunerations	122,704,750	237,963,790	126,715,347	274,101,628
Payroll taxes	28,313,420	58,265,971	31,557,345	66,544,116
Compensations and bonuses to employees	13,226,238	32,685,556	19,825,441	44,277,543
Employee services	7,694,506	15,476,239	5,432,948	10,754,373
Total	171,938,914	344,391,556	183,531,081	395,677,660

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

24.	ADMINISTRATIVE EXPENSES

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Taxes	13,831,596	28,634,864	25,219,926	43,876,344
Maintenance, conservation and repair expenses	12,838,506	24,730,688	15,109,627	30,649,868
Security services	10,165,067	20,270,944	8,395,873	15,029,009
Other fees	9,916,173	19,677,812	10,395,967	19,251,528
Armored truck, documentation and events	8,730,656	18,733,554	9,694,128	18,235,180
Software	7,981,328	16,497,869	4,214,039	8,474,610
Electricity and communications	7,793,007	15,929,247	8,885,198	17,289,740
Advertising and publicity	7,702,221	12,442,390	5,725,874	10,268,460
Fees to directors and syndics	6,236,385	8,264,544	(13,168,113)	5,434,346
Hired administrative services	3,283,082	4,846,715	7,469,539	12,179,588
Representation, travel and transportation	1,904,289	3,488,740	1,639,059	2,744,373
Insurance	1,338,241	2,528,798	1,235,162	1,758,703
Stationery and office supplies	347,052	731,405	596,523	1,188,118
Leases	184,456	677,909	315,832	1,031,708
Other	2,123,082	4,168,131	1,784,903	8,659,501
Total	94,375,141	181,623,610	87,513,537	196,071,076

25.	OTHER OPERATING EXPENSES

	06/30/2025		06/30/2024
Composition	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Turnover tax	111,054,030	208,066,248	83,823,229	235,275,964
From credit cards	40,293,491	77,791,187	46,693,931	90,747,081
Deposit guarantee fund contributions	3,970,759	8,233,656	3,274,120	6,063,007
Charges for other provisions	3,053,067	5,726,577	4,436,302	10,522,388
Insurance claims	2,656,699	5,151,165	2,216,079	4,081,089
Other adjustments and interests for miscellaneous obligations	1,239,183	2,641,927	19,767,265	20,707,214
Donations	909,081	1,714,651	749,329	1,625,138
Loss from sale or impairment of property, plant and equipment	141,254	221,763	(11,210)	20,969
Loss from sale or impairment of investment properties and other non-financial assets	119,457	119,457
Taxes	32,624	105,251	26,584	67,935
Other	21,469,412	40,883,508	18,630,329	36,978,614
Total	184,939,057	350,655,390	179,605,958	406,089,399

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

26.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the Statement of Cash Flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Description	06/30/2025	12/31/2024	06/30/2024	12/31/2023
Cash and deposits in banks	2,358,686,736	3,012,050,270	2,140,177,989	2,915,030,177
Debt securities at fair value through profit or loss	14,934,746	116,475,603		329,001,362
Total	2,373,621,482	3,128,525,873	2,140,177,989	3,244,031,539

27.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2021 to June 30, 2025, amounted to 639,413. See also Exhibit K.

28.	DEPOSIT GUARANTEE INSURANCE

Note 31 to the condensed consolidated interim Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 9.6905% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12955 issued on March 14, 2025.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

29.	RESTRICTED ASSETS

As of June 30, 2025 and December 31, 2024 the following Bank’s assets are restricted:

Composition		06/30/2025	12/31/2024
Debt securities at fair value through profit or loss and Other debt securities
•	Discount Bonds in pesos regulated by Argentine Law, maturity 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.	1,122,044	2,320,302
•	Discount Bonds in pesos regulated by Argentine Law, maturity 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under CNV Resolution No. 622/2013, as amended.	1,108,915	1,249,150
•	Argentine Treasury Bonds at a discount in pesos adjusted by CER, maturity 12/15/2026 and Argentine Treasury Bills capitalizable in pesos, maturity 05/30/2025, as of June 30, 2025, and Argentine Treasury Bonds in pesos adjusted by CER 4.25%, maturity 02/14/2025, as of December 31, 2024, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831 and supplementary regulations established by CNV Rules (NT 2013, as amended).	29,109	23,362
•	Argentine Treasury Bonds in pesos adjusted by CER 2%, maturity 11/09/2026, to guarantee the Credit Program for Production Reactivation of the Province of San Juan.		427,692
•	Other.	6,404	7,917
Subtotal Debt securities at fair value through profit or loss and Other debt securities		2,266,472	4,028,423

Other financial assets
•	Interests derived from contributions made as protector partner (1).	30,658,954	31,292,835
•	Sundry debtors – attachment within the scope of the claim filed by the DGR of the CABA for turnover tax differences.	827	952
Subtotal Other financial assets		30,659,781	31,293,787

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	160,294,716	159,519,733
•	For securities forward contracts.	80,481,636	78,627,755
•	Guarantee deposits related to credit and debit card transactions.		26,508,729
•	Other guarantee deposits.	10,474,970	5,183,712
Subtotal Financial assets delivered as guarantee		251,251,322	269,839,929
Total		284,177,575	305,162,139

(1)	As of June 30, 2025 and December 31, 2024, it corresponds to contributions to the Fintech SGR, Alianza SGR and Innova SGR risk fund. In order to maintain the tax benefits generated by these contributions, they must remain between two and three years from the date of their making.

30.	TRUST ACTIVITIES

Note 33 to the condensed consolidated interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

30.1	Financial trusts for investment purposes

As of June 30, 2025 and December 31, 2024, the debt securities with investment purposes and certificates of participation in financial trusts with investment purposes amounted to 6,803,680 and 5,593,209, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

According to the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

30.2	Trusts created using financial assets transferred by the Bank

As of June 30, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 4,017 and 6,008, respectively.

30.3	Trusts guaranteeing loans granted by the Bank

As of June 30, 2025 and December 31, 2024, considering the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 4,825,319 and 5,446,919, respectively.

30.4	Trusts in which the Bank acts as Trustee (Management)

As of June 30, 2025 and December 31, 2024, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 20,489,775 and 18,195,998, respectively.

31.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for its acronym in Spanish) - Depositary Company, Clearing and Settlement Agent and Trading Agent - comprehensive (ALyC y AN – Integral, for its acronym in Spanish) and is registered in the “List of authorized companies to guarantee capital market instruments”, as described in Note 34.1.1 to the condensed consolidated interim Financial Statements. Note 34.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of June 30, 2025 stated in Units of Purchasing Power (UVAs, for its acronym in Spanish) amounted to 2,975,146,031 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in Note 29 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, Note 34.2 to the condensed consolidated interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

32.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2025 are described in Note 35 to the condensed consolidated interim Financial Statements.

33.	PENALTIES APPLIED TO THE BANK AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 36 to the condensed consolidated interim Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-  Summary proceedings filed by the BCRA.

-  Penalties applied by the BCRA.

-  Penalties applied by the UIF.

-  Summary proceedings with the CNV and the UIF.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

34.	CORPORATE BONDS ISSUANCE

Note 37 to the condensed consolidated interim Financial Statements describes liabilities for corporate bonds issued by the Bank. The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 06/30/2025		06/30/2025	12/31/2024
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	484,264,572	482,692,651
Non-subordinated – Class G	USD	400,000,000	USD	400,000,000	470,371,664
Non-subordinated – Series XXXII		1,000,000		1,000,000	17,812,496	17,022,561
Total					972,448,732	499,715,212

35.	OFF BALANCE SHEET TRANSACTIONS

In addition to Note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of June 30, 2025 and December 31, 2024, is as follows:

Composition	06/30/2025	12/31/2024
Custody of government and private securities and other assets held by third parties	9,265,386,852	10,159,833,292
Preferred and other collaterals received from customers (1)	2,739,678,328	2,166,768,247
Outstanding checks not yet paid	298,264,201	291,343,668
Checks already deposited and pending clearance	259,167,616	208,394,204

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

36.	TAX AND OTHER CLAIMS

36.1	Tax claims

Note 39.1 to the condensed consolidated interim Financial Statements describes the most relevant claims filed by the former AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those already disclosed.

36.2	Other claims

Note 39.2 to the condensed consolidated interim Financial Statements describes the most relevant claims filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those already disclosed.

37.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 40 to the condensed consolidated interim Financial Statements describes the main legal provisions regulating the restriction on dividends distribution and the decisions made by the Shareholders’ Meeting held on April 4, 2025.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

(Translation of Financial Statements originally issued in Spanish – See Note 41)

(Figures stated in thousands of pesos in constant currency)

38.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 41 to the condensed consolidated interim Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

Minimum capital:

The table below details the minimum capital requirement of the Bank, effective for the month of June 2025, along with its integration (computable equity liability) at the end of such month:

Item	06/30/2025
Minimum capital requirement	1,149,604,407
Computable equity	4,240,097,361
Capital surplus	3,090,492,954

39.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in Note 42 to the condensed consolidated interim Financial Statements.

40.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed separate interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed separate interim Financial Statements.

41.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in Note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

Jorge Pablo Brito
108	Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		06/30/2025			12/31/2024	06/30/2025
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Argentine Treasury Bonds in pesos at dual rate – Maturity 06-30-2026	9320		1	129,793,363		129,793,363		129,793,363
Argentine Treasury Bonds in pesos at dual rate – Maturity 09-15-2026	9321		1	116,218,341		116,218,341		116,218,341
Argentine Treasury Bonds in pesos at dual rate – Maturity 12-15-2026	9323		1	113,847,954		113,847,954		113,847,954
Argentine Treasury Bonds in pesos at dual rate – Maturity 03-16-2026	9319		1	112,840,639		112,840,639		112,840,639
Argentine Treasury Bonds at a discount in pesos adjusted by CER – Maturity 03-31-2027	9264		1	14,728,277	47,176	14,728,277		14,728,277
Province of Neuquén Treasury Bills S01 C01 – Maturity 04-19-2026	42753		2	13,724,495	12,359,110	13,724,495		13,724,495
Argentine Treasury Bonds at a discount in pesos adjusted by CER – Maturity 12-15-2026	9249		1	13,528,069	12,013,153	13,528,069		13,528,069
Argentine Treasury Bonds at a discount in pesos adjusted by CER – Maturity 12-15-2027	9250		1	9,542,888	9,760,796	9,542,888		9,542,888
Argentine Treasury Bills capitalizable in pesos – Maturity 07-31-2025	9305		1	9,023,223	1,101	9,023,223		9,023,223
Argentine Treasury Bonds in pesos at fixed rate – Maturity 05-30-2030	9334		1	6,509,949		6,509,949		6,509,949
Other				30,598,490	612,068,658	30,598,490		30,598,490
Subtotal local government securities (1)				570,355,688	646,249,994	570,355,688		570,355,688
Private securities
Corporate Bonds YPF SA C025 – Maturity 02-13-2026	57118		2	11,754,199	12,113,164	11,754,199		11,754,199
Fiduciary Debt Securities Confibono Financial Trust			3	2,370,288	3,030,001	2,370,288		2,370,288
Utility Company Securities			3	24,544	22,810	24,544		24,544
Corporate Bonds Vista Energy Argentina SAU C20 – Maturity 07-20-2025	57081		1	513	684	513		513
Fiduciary Debt Securities Secubono Financial Trust					841,628
Subtotal local private securities (1)				14,149,544	16,008,287	14,149,544		14,149,544
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				584,505,232	662,258,281	584,505,232		584,505,232

(1)	See Note 5 to the condensed consolidated interim Financial Statements.

Jorge Pablo Brito
109	Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		06/30/2025			12/31/2024	06/30/2025
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Argentine Treasury Bills capitalizable in pesos – Maturity 11-10-2025	9324		1	186,208,739		186,208,739		186,208,739
Argentine Bonds US dollar Step-up – Maturity 07-09-2030	5921		1	40,482	49,488	40,482		40,482
Argentine Treasury Bonds in pesos adjusted by CER 4.25% – Maturity 02-14-2025	9180				416,571,966
Subtotal local government securities				186,249,221	416,621,454	186,249,221		186,249,221
Total Other debt securities measured at fair value through other comprehensive income				186,249,221	416,621,454	186,249,221		186,249,221
Measured at amortized cost
- Local
Government securities
Argentine Treasury Bonds in pesos adjusted by CER – Maturity 06-30-2027	9241	2,658,958,365	1	2,963,760,602	2,803,117,658	2,963,760,602		2,963,760,602
Argentine Treasury Bills capitalizable in pesos – Maturity 08-15-2025	9308	347,311,312	1	346,242,037		346,242,037		346,242,037
Argentine Treasury Bonds in pesos – Maturity 08-23-2025	9196	65,022,785	2	66,503,914	197,281,481	66,503,914		66,503,914
Argentine Treasury Bonds in pesos – Maturity 05-23-2027	9132	23,635,097	2	22,018,581	40,766,910	22,018,581		22,018,581
Province of Buenos Aires Debt Securities variable rate – Maturity 12-05-2027	42868	10,890,000	1	10,641,511	12,261,912	10,641,511		10,641,511
Province of Córdoba Debt Securities in pesos C04 – Maturity 12-05-2027	42876	7,910,000	2	8,430,702	8,273,813	8,430,702		8,430,702
Argentine Treasury Bonds in pesos BADLAR x0.7 – Maturity 11-23-2027	9166	9,266,993	2	8,236,282	9,439,598	8,236,282		8,236,282
Discount Bonds in pesos 5.83% - Maturity 12-31-2033	45696	4,797,262	1	6,054,828	6,820,525	6,054,828		6,054,828
Municipality of Córdoba Government Securities S01 – Maturity 09-09-2026	42850	2,800,208	2	2,564,461	3,001,593	2,564,461		2,564,461
Municipality of Rosario BADLAR Bonds – Maturity 07-05-2026	42836	181,274	2	187,175	287,636	187,175		187,175
Other					3,497,699
Subtotal local government securities				3,434,640,093	3,084,748,825	3,434,640,093		3,434,640,093

Jorge Pablo Brito
110	Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		06/30/2025			12/31/2024	06/30/2025
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)
Private securities
Corporate Bonds Vista Energy Argentina SAU C20 – Maturity 07-20-2025 (2)	57081	3,631,728	1	3,809,073	3,788,348	3,809,073		3,809,073
Fiduciary Debt Securities Megabond Financial Trust S316 CL.A – Maturity 10-27-2025	58517	3,078,151	2	3,085,288		3,085,288		3,085,288
Corporate Bonds Newsan SA C022 - Maturity 05-15-2026	58635	2,076,148	2	2,089,032		2,089,032		2,089,032
Fiduciary Debt Securities Secubono Financial Trust S240 CL.A - Maturity 11-28-2025	58581	479,671	2	478,976		478,976		478,976
Fiduciary Debt Securities Red Surcos Financial Trust S033 CL.A – Maturity 07-05-2025	80013	399,851	2	399,851	906,159	399,851		399,851
Fiduciary Debt Securities Secubono Financial Trust S237 CL.A – Maturity 07-28-2025	58318	21,478	2	21,464	580,409	21,464		21,464
Corporate Bonds Vista Oil y Gas Argentina SAU C15 – Maturity 01-20-2025	56637				3,231,553
Corporate Bonds SME Liliana SRL Guaranteed S01 – Maturity 04-18-2025	57457				263,986
Fiduciary Debt Securities Payway Collection Acel Financial Trust S01 CL.B – Maturity 04-15-2025	57771				19,950
Subtotal local private securities				9,883,684	8,790,405	9,883,684		9,883,684
Total Other debt securities measured at amortized cost				3,444,523,777	3,093,539,230	3,444,523,777		3,444,523,777
TOTAL OTHER DEBT SECURITIES				3,630,772,998	3,510,160,684	3,630,772,998		3,630,772,998

(2)	Fair value obtained from the use of quotes in pesos.

Jorge Pablo Brito
111	Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Holdings				Position
		06/30/2025			12/31/2024	06/30/2025
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
EQUITY INSTRUMENTS
Measured at fair value through profit or loss
- Local
A3 Mercados SA (former Mercado Abierto Electrónico SA)	30023		1	20,182,421	7,022,132	20,182,421		20,182,421
C.O.E.L.S.A.			3	3,083,093	1,096,692	3,083,093		3,083,093
Sedesa			3	317,923	157,091	317,923		317,923
AC Inversora SA			3	134,368	154,653	134,368		134,368
Rofex Inversora SA			3	86,496	99,554	86,496		86,496
Argencontrol SA			3	4,388	5,050	4,388		4,388
San Juan Tennis Club SA			3	437	503	437		437
Garantizar SGR			3	10	12	10		10
Other					17,598
Subtotal local				23,809,136	8,553,285	23,809,136		23,809,136
- Foreign
Banco Latinoamericano de Comercio Exterior SA	80009		1	354,247	308,723	354,247		354,247
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	48,911	42,946	48,911		48,911
Subtotal foreign				403,158	351,669	403,158		403,158
Total measured at fair value through profit or loss				24,212,294	8,904,954	24,212,294		24,212,294
TOTAL EQUITY INSTRUMENTS				24,212,294	8,904,954	24,212,294		24,212,294
TOTAL GOVERNMENT AND PRIVATE SECURITIES				4,239,490,524	4,181,323,919	4,239,490,524		4,239,490,524

Jorge Pablo Brito
112	Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

COMMERCIAL	06/30/2025	12/31/2024
In normal situation	3,125,812,367	1,977,890,328
With senior “A” collateral and counter-collateral	107,642,916	101,964,952
With senior “B” collateral and counter-collateral	216,635,076	176,827,998
Without senior collateral or counter-collateral	2,801,534,375	1,699,097,378
Subject to special monitoring	3,344,565	3,512,395
In observation
With senior “B” collateral and counter-collateral	3,344,565	3,512,395
With high risk of insolvency	4,617,887	5,945,368
With senior “B” collateral and counter-collateral	4,151,459	5,274,560
Without senior collateral or counter-collateral	466,428	670,808
Irrecoverable	11,883,726	11,912,132
With senior “B” collateral and counter-collateral	5,383,625	5,357,893
Without senior collateral or counter-collateral	6,500,101	6,554,239
Subtotal commercial	3,145,658,545	1,999,260,223

Jorge Pablo Brito
113	Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

CONSUMER AND MORTGAGE	06/30/2025	12/31/2024
Performing	6,178,337,062	4,950,712,691
With senior “A” collateral and counter-collateral	426,645,468	376,106,015
With senior “B” collateral and counter-collateral	455,512,837	284,897,238
Without senior collateral or counter-collateral	5,296,178,757	4,289,709,438
Low risk	169,745,128	55,447,747
With senior “A” collateral and counter-collateral	5,505,367	1,073,744
With senior “B” collateral and counter-collateral	5,940,013	3,490,498
Without senior collateral or counter-collateral	158,299,748	50,883,505
Low risk - in special treatment	1,413,062	522,048
With senior “B” collateral and counter-collateral	1,170
Without senior collateral or counter-collateral	1,411,892	522,048
Medium risk	107,933,977	37,894,331
With senior “A” collateral and counter-collateral	2,155,957	194,468
With senior “B” collateral and counter-collateral	655,605	757,924
Without senior collateral or counter-collateral	105,122,415	36,941,939
High risk	53,601,560	25,922,636
With senior “A” collateral and counter-collateral	226,589	263,941
With senior “B” collateral and counter-collateral	945,275	171,951
Without senior collateral or counter-collateral	52,429,696	25,486,744
Irrecoverable	21,787,049	9,031,604
With senior “A” collateral and counter-collateral	68,732	3,108
With senior “B” collateral and counter-collateral	482,107	570,555
Without senior collateral or counter-collateral	21,236,210	8,457,941
Subtotal consumer and mortgage	6,532,817,838	5,079,531,057
Total	9,678,476,383	7,078,791,280

Jorge Pablo Brito
114	Chairperson

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the condensed separate interim Statements of financial position is listed below:

	06/30/2025	12/31/2024
Loans and other financing	9,203,022,677	6,646,695,299
Added:
Allowances for loans and other financing	272,430,805	141,669,654
Adjustment amortized cost and fair value	8,807,187	17,799,811
Debt securities of financial trust - Measured at amortized cost	3,987,066	1,508,473
Corporate bonds	5,909,113	7,288,626
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(4,872,137)	(2,303,450)
Guarantees provided and contingent liabilities	189,191,672	266,132,867
Total computable items	9,678,476,383	7,078,791,280

115	Jorge Pablo Brito Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	06/30/2025		12/31/2024
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	1,009,469,113	10.43	596,240,322	8.42
50 next largest customers	1,116,690,095	11.54	620,417,300	8.76
100 next largest customers	464,958,013	4.80	352,247,581	4.98
Other customers	7,087,359,162	73.23	5,509,886,077	77.84
Total (1)	9,678,476,383	100.00	7,078,791,280	100.00

(1)	See reconciliation in Exhibit B.

116	Jorge Pablo Brito Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector	1,220	26,579,808	15,028,114	23,666,006	37,338,659	37,826,073	21,576,455	162,016,335
Financial sector		85,975,707	10,300,935	3,385,995	7,791,686	8,436,722	3,814,580	119,705,625
Non-financial private sector and foreign residents	90,968,290	3,645,107,796	1,369,620,014	1,383,851,976	1,619,204,562	1,761,027,866	2,127,023,411	11,996,803,915
Total	90,969,510	3,757,663,311	1,394,949,063	1,410,903,977	1,664,334,907	1,807,290,661	2,152,414,446	12,278,525,875

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial public sector		5,889,429	14,786,398	15,297,715	37,281,130	39,844,644		113,099,316
Financial sector		72,004,453	202,099	279,796	9,649,243	1,827,410	4,468	83,967,469
Non-financial private sector and foreign residents	38,238,846	2,617,321,728	942,453,776	1,100,369,727	1,249,427,167	1,362,119,325	1,508,022,252	8,817,952,821
Total	38,238,846	2,695,215,610	957,442,273	1,115,947,238	1,296,357,540	1,403,791,379	1,508,026,720	9,015,019,606

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

117	Jorge Pablo Brito Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Real property	822,866,500	50	2,631,201	1,009,464	1,777,816	111,183,673	(3,760)	162,564	9,033,175	120,050,524	706,215,529
Furniture and facilities	121,319,509	10	1,874,708	492	9,334,061	61,241,657	(218)	66	6,073,308	67,314,681	65,213,105
Machinery and equipment	131,722,533	5	7,355,000		43,856	65,757,069	(2,659)		12,142,963	77,897,373	61,224,016
Vehicles	27,049,219	5	1,103,856	1,043,272	(9,281)	20,367,977	2,659	839,435	1,393,718	20,924,919	6,175,603
Work in progress	37,286,397		19,911,698		(11,420,164)						45,777,931
Right of use real property	80,089,004	5	6,670,485			61,238,260			4,906,436	66,144,696	20,614,793
Right of use furniture	8,092,755	5	225,864			2,639,791			947,655	3,587,446	4,731,173
Total property, plant and equipment	1,228,425,917		39,772,812	2,053,228	(273,712)	322,428,427	(3,978)	1,002,065	34,497,255	355,919,639	909,952,150

(1)	During fiscal year 2025, transfers were made to Non-current assets held for sale.

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	843,953,843	50	9,690,712	37,960,646	7,182,591	130,443,134	20,049	43,036,644	23,757,134	111,183,673	711,682,827
Furniture and facilities	148,144,363	10	3,894,331	34,647,028	3,927,843	84,393,329	(491)	33,218,163	10,066,982	61,241,657	60,077,852
Machinery and equipment	244,994,711	5	27,521,394	141,674,193	880,621	183,934,433	(1,536)	141,149,616	22,973,788	65,757,069	65,965,464
Vehicles	26,496,494	5	2,734,204	2,181,479		18,948,088		1,395,451	2,815,340	20,367,977	6,681,242
Other	18,702,932			18,702,932		18,590,871		18,590,871
Work in progress	21,421,306		27,342,804	359,984	(11,117,729)						37,286,397
Right of use real property	87,095,505	5	11,856,858	17,015,548	(1,847,811)	66,859,923	(986,627)	16,266,775	11,631,739	61,238,260	18,850,744
Right of use furniture	6,244,944	5			1,847,811	1,073,915	986,628		579,248	2,639,791	5,452,964
Total property, plant and equipment	1,397,054,098		83,040,303	252,541,810	873,326	504,243,693	18,023	253,657,520	71,824,231	322,428,427	905,997,490

(1)	During fiscal year 2024, transfers were made to Non-current assets held for sale.

118	Jorge Pablo Brito Chairperson

EXHIBIT F
(continued)

CHANGE IN INVESTMENT PROPERTY
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	3,095,649	50				595,134			30,431	625,565	2,470,084
Other investment properties	69,267,636	50	1,016,390		175,964	1,032,233	(162)		79,897	1,111,968	69,348,022
Total investment property	72,363,285		1,016,390		175,964	1,627,367	(162)		110,328	1,737,533	71,818,106

(1)	During fiscal year 2025, transfers were made to Non-current assets held for sale.

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers (1)	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	3,095,650	50			(1)	534,868			60,266	595,134	2,500,515
Other investment properties	65,536,793	50	3,709,105	(21,737)	1	890,981	8,962		132,290	1,032,233	68,235,403
Total investment property	68,632,443		3,709,105	(21,737)		1,425,849	8,962		192,556	1,627,367	70,735,918

(1)	During fiscal year 2024, transfers were made to Non-current assets held for sale.

119	Jorge Pablo Brito Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	83,031,896	5	7,003,666			57,124,004			7,933,443	65,057,447	24,978,115
Other intangible assets	328,616,315	5	32,440,929			188,860,905	1		33,540,961	222,401,867	138,655,377
Total intangible assets	411,648,211		39,444,595			245,984,909	1		41,474,404	287,459,314	163,633,492

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

						Depreciation
Item	Original value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	110,704,236	5	7,973,807	60,315,753	24,669,606	76,625,165	25,730,238	59,348,850	14,117,451	57,124,004	25,907,892
Other intangible assets	484,680,080	5	59,460,469	190,878,945	(24,645,289)	332,047,762	(24,743,342)	188,164,483	69,720,968	188,860,905	139,755,410
Total intangible assets	595,384,316		67,434,276	251,194,698	24,317	408,672,927	986,896	247,513,333	83,838,419	245,984,909	165,663,302

120	Jorge Pablo Brito Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	06/30/2025		12/31/2024
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	1,590,344,175	15.06	1,408,043,928	14.56
50 next largest customers	956,540,699	9.06	1,156,015,802	11.95
100 next largest customers	499,820,044	4.73	410,398,701	4.24
Other customers	7,511,047,455	71.15	6,699,319,052	69.25
Total	10,557,752,373	100.00	9,673,777,483	100.00

121	Jorge Pablo Brito Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	9,635,948,240	600,152,858	331,306,977	78,786,280	4,196,112	188,712	10,650,579,179
From the non-financial public sector	790,204,908	20,257,357	72,378,580	621,514			883,462,359
From the financial sector	13,440,608						13,440,608
From the non-financial private sector and foreign residents	8,832,302,724	579,895,501	258,928,397	78,164,766	4,196,112	188,712	9,753,676,212
Derivative financial instruments	255,534	212,590	195,473				663,597
Other financial liabilities	896,390,068	4,026,090	3,966,854	9,207,463	13,961,747	32,109,529	959,661,751
Financing received from the BCRA and other financial institutions	13,921,379	18,647,123	11,781,348	24,015,416	378,545	99,535	68,843,346
Issued corporate bonds		17,995,743	19,105,333	19,105,333	38,210,666	554,054,652	648,471,727
Subordinated corporate bonds			15,864,591	15,864,591	493,497,911		525,227,093
Total	10,546,515,221	641,034,404	382,220,576	146,979,083	550,244,981	586,452,428	12,853,446,693

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

122	Jorge Pablo Brito Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	9,100,071,694	426,867,137	115,853,467	74,879,647	170,697	27,558	9,717,870,200
From the non-financial public sector	672,908,105	23,506,273	316,822	49,101,880			745,833,080
From the financial sector	13,362,616						13,362,616
From the non-financial private sector and foreign residents	8,413,800,973	403,360,864	115,536,645	25,777,767	170,697	27,558	8,958,674,504
Liabilities at fair value through profit or loss	44,201						44,201
Derivative financial instruments	331,612	519,239	480,022	190,251			1,521,124
Repo transactions	21,840,299						21,840,299
Other financial entities	21,840,299						21,840,299
Other financial liabilities	889,512,098	3,375,090	3,536,133	5,534,710	11,325,270	29,460,322	942,743,623
Financing received from the BCRA and other financial institutions	21,367,347	19,082,493	9,379,339	109,385	211,026	200,700	50,350,290
Issued corporate bonds		109,927	120,071	17,637,842			17,867,840
Subordinated corporate bonds			15,788,764	15,788,764	506,927,939		538,505,467
Total	10,033,167,251	449,953,886	145,157,796	114,140,599	518,634,932	29,688,580	11,290,743,044

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

123	Jorge Pablo Brito Chairperson

EXHIBIT J

CHANGES IN PROVISIONS
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effect generated by provisions	06/30/2025
Provisions for eventual commitments	8,861,789	632,230			(1,278,798)	8,215,221
For administrative, disciplinary and criminal penalties	576				(76)	500
Other	10,594,516	5,094,347		5,050,212	(1,376,108)	9,262,543
Total provisions	19,456,881	5,726,577		5,050,212	(2,654,982)	17,478,264

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effect generated by provisions	12/31/2024
Provisions for eventual commitments	5,206,378	8,139,620	87,339	345,049	(4,051,821)	8,861,789
For administrative, disciplinary and criminal penalties	1,253	18,692		18,692	(677)	576
Other	16,471,080	10,921,888	246,686	6,720,658	(9,831,108)	10,594,516
Total provisions	21,678,711	19,080,200	334,025	7,084,399	(13,883,606)	19,456,881

124	Jorge Pablo Brito Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

125	Jorge Pablo Brito Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS
AS OF JUNE 30, 2025 AND DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	06/30/2025					12/31/2024
		Total per currency
Item	Total parent company and local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	1,738,419,515	1,706,529,383	29,222,179	258,789	2,409,164	2,268,769,234
Debt securities at fair value through profit or loss	25,607,659	25,607,659				25,218,749
Other financial assets	60,944,440	60,862,965	81,475			64,591,659
Loans and other financing	1,883,142,646	1,882,599,760	542,886			1,277,157,419
Other financial entities	119,949	119,949				59,605
Non-financial private sector and foreign residents	1,883,022,697	1,882,479,811	542,886			1,277,097,814
Other debt securities	3,849,555	3,849,555				7,069,389
Financial assets delivered as guarantee	32,258,411	32,258,411				28,414,319
Equity instruments at fair value through profit or loss	403,158	403,158				351,669
Investments in subsidiaries, associates and joint ventures	56,021,639	56,021,639				52,487,123
Total assets	3,800,647,023	3,768,132,530	29,846,540	258,789	2,409,164	3,724,059,561

Liabilities
Deposits	3,011,074,627	2,989,495,334	21,579,293			3,138,934,286
Non-financial public sector	155,084,525	155,084,525				109,135,926
Financial sector	13,111,627	13,111,627				12,603,467
Non-financial private sector and foreign residents	2,842,878,475	2,821,299,182	21,579,293			3,017,194,893
Other financial liabilities	94,557,850	90,684,024	3,699,322	95	174,409	78,249,179
Financing received from the BCRA and other financial institutions	67,996,167	67,451,207	544,960			49,723,159
Issued corporate bonds	470,371,664	470,371,664
Subordinated corporate bonds	484,264,572	484,264,572				482,692,651
Other non-financial liabilities	3,555,533	3,555,533				4,385,301
Total liabilities	4,131,820,413	4,105,822,334	25,823,575	95	174,409	3,753,984,576

126	Jorge Pablo Brito Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	A3 Mercados SA (former Mercado Abierto Electrónico SA)	6	6	1	83,662,191
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina – Non-financial sector	5	2	30	30,495,224
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter – Residents in Argentina – Non-financial sector	20	6		249,447

(1)	Related to the valuation of the underlying traded, disclosed in absolute values.

(2)	Related to compensated operations forward (OCT, for its acronym in Spanish).

127	Jorge Pablo Brito Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024

For measurement of financial assets at fair value through profit or loss
Gain from government securities	67,102,521	88,589,708	141,844,846	2,214,850,059
Gain from private securities	1,376,055	2,044,942	2,398,442	1,045,394
Gain from derivative financial instruments
Forward transactions	6,709,553	8,210,961	6,039,682	14,578,243
(Loss) / gain from other financial assets	(50,468)	(44,159)	(104,231)	63,073
For equity instruments at fair value through profit or loss	4,365,292	17,698,054	2,273,022	2,261,161
Gain / (loss) from sale or write-off of financial assets at fair value (1)	9,098,299	14,897,888	2,895,965	(20,744,178)
For measurement of financial liabilities at fair value through profit or loss
Gain / (loss) from derivative financial instruments
Options	1,585,077	(259,520)	(5,142,851)	(17,718,899)
Total	90,186,329	131,137,874	150,204,875	2,194,334,853

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

128	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Interest income
for cash and bank deposits	2,541,017	4,838,553	4,495,937	9,677,498
for government securities	316,541,887	583,000,407	217,380,078	265,456,824
for private securities	720,457	999,351	856,624	2,591,473
for loans and other financing
Non-financial public sector	6,679,850	13,190,239	1,147,622	3,901,914
Financial sector	4,569,286	7,514,418	1,375,202	3,073,532
Non-financial private sector
Overdrafts	106,482,646	173,488,379	85,892,975	203,893,459
Documents	65,096,735	118,468,311	59,328,053	152,513,479
Mortgage loans	59,629,818	107,655,424	115,466,796	295,238,339
Pledge loans	7,133,991	12,327,404	4,132,013	9,327,170
Personal loans	310,278,580	580,531,656	132,481,916	247,781,091
Credit cards	87,093,627	170,652,403	83,202,871	190,513,531
Financial leases	2,622,389	5,396,495	3,464,763	9,087,562
Other	96,048,190	182,790,976	86,434,732	223,203,135
for repo transactions
Central Bank of Argentina			67,651,434	318,654,273
Other financial entities	1,007,876	1,923,432	253,327	360,026
Total	1,066,446,349	1,962,777,448	863,564,343	1,935,273,306
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(6,932,814)	(21,171,657)	(49,800,350)	(155,776,060)
Saving accounts	(5,569,763)	(10,445,181)	(13,675,553)	(35,310,303)
Time deposits and investments accounts	(366,247,059)	(638,298,940)	(518,841,230)	(1,262,607,755)
Other			(82)	(124)
for financing received from the BCRA and other financial institutions	(318,098)	(644,473)	(1,127,226)	(5,400,132)
for repo transactions
Other financial entities	(41,691)	(1,401,434)	(2,641,529)	(9,433,968)
for other financial liabilities	(643,897)	(1,136,393)	(384,172)	(892,180)
for issued corporate bonds	(2,692,474)	(4,263,612)	(4,064,463)	(11,242,669)
for other subordinated corporate bonds	(7,653,273)	(15,004,138)	(8,290,580)	(18,266,679)
Total	(390,099,069)	(692,365,828)	(598,825,185)	(1,498,929,870)

129	Jorge Pablo Brito Chairperson

EXHIBIT Q
(continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2025 AND 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through OCI	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
For debt government securities	19,793,724	39,547,165	6,731,166	6,958,927	(1,411,139)	104,399,269	(94,038,024)	(86,918,491)
Total	19,793,724	39,547,165	6,731,166	6,958,927	(1,411,139)	104,399,269	(94,038,024)	(86,918,491)

	Income of the period
Item	Quarter ended 06/30/2025	Accumulated from beginning of year up to 06/30/2025	Quarter ended 06/30/2024	Accumulated from beginning of year up to 06/30/2024
Commissions income
Commissions related to obligations	97,925,163	193,502,179	82,547,191	153,506,946
Commissions related to credits	4,496,469	7,794,864	5,330,828	7,010,246
Commissions related to loans commitments and financial guarantees	314,506	488,731	1,835,636	4,026,630
Commissions related to securities value	2,128,668	4,664,365	2,044,451	3,968,999
Commissions for credit cards	49,615,615	102,301,574	48,287,387	94,308,181
Commissions for insurances	12,799,689	25,780,843	7,880,577	13,880,337
Commissions related to trading and foreign exchange transactions	6,458,183	12,114,916	5,243,812	12,043,513
Total	173,738,293	346,647,472	153,169,882	288,744,852
Commissions expenses
Commissions related to trading and foreign exchange transactions	(912,972)	(1,724,224)	(1,870,889)	(3,428,623)
Other
Commissions paid ATM exchange	(5,004,363)	(11,005,490)	(13,054,381)	(19,027,138)
Checkbooks commissions and clearing houses	(5,691,524)	(11,009,255)	(3,612,471)	(6,478,798)
Credit cards and foreign trade commissions	(1,365,922)	(2,963,838)	379,648	(2,324,013)
Total	(12,974,781)	(26,702,807)	(18,158,093)	(31,258,572)

130	Jorge Pablo Brito Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF JUNE 30, 2025
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	06/30/2025
Other financial assets	288,251	(227,970)			(30,862)	29,419
Loans and other financing	141,669,654	35,571,013	45,230,282	71,863,297	(21,903,441)	272,430,805
Other financial entities	34,200	30,193	(226)		(6,199)	57,968
To the non-financial private sector and foreign residents
Overdrafts	13,983,848	4,650,629	4,318,697	5,080,141	(2,142,583)	25,890,732
Documents	6,381,475	1,963,748	388,436	1,873,553	(912,495)	9,694,717
Mortgage loans	10,071,005	1,386,013	947,694	1,347,952	(1,396,064)	12,356,600
Pledge loans	1,958,300	605,354	907,129	119,796	(291,775)	3,298,804
Personal loans	48,168,878	15,440,916	23,672,895	35,736,494	(7,981,249)	115,037,934
Credit cards	40,950,821	8,684,431	12,547,280	22,527,915	(6,343,570)	78,366,877
Financial leases	507,682	(222,916)	47,451	51,125	(61,665)	321,677
Other	19,613,445	3,032,645	2,400,926	5,126,321	(2,767,841)	27,405,496
Eventual commitments	8,861,789	131,352	409,441		(1,187,361)	8,215,221
Other debt securities	6,694	6,780			(979)	12,495
Total allowances	150,826,388	35,481,175	45,639,723	71,863,297	(23,122,643)	280,687,940

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2024
(Translation of the Financial Statements originally issued in Spanish – See Note 41)
(Figures stated in thousands of pesos in constant currency)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2024
Other financial assets	1,491,995	(425,302)	864	45	(779,351)	288,251
Loans and other financing	134,067,055	42,399,998	13,480,711	28,258,807	(76,536,917)	141,669,654
Other financial entities	58,214	8,188	260		(32,462)	34,200
To the non-financial private sector and foreign residents
Overdrafts	18,055,060	5,413,829	(1,579,275)	2,190,064	(10,095,830)	13,983,848
Documents	8,158,798	2,105,183	(111,265)	870,121	(4,641,362)	6,381,475
Mortgage loans	12,261,060	1,485,437	992,163	2,247,815	(6,915,470)	10,071,005
Pledge loans	876,593	1,313,643	261,829	43,518	(537,283)	1,958,300
Personal loans	25,102,881	17,364,490	7,737,098	12,953,294	(14,988,885)	48,168,878
Credit cards	26,796,659	9,080,195	6,750,314	14,152,237	(15,828,584)	40,950,821
Financial leases	267,869	272,405	40,314	84,192	(157,098)	507,682
Other	42,489,921	5,356,628	(610,727)	(4,282,434)	(23,339,943)	19,613,445
Eventual commitments	5,206,378	6,001,600	757,178	(511)	(3,102,856)	8,861,789
Other debt securities	30,102	(5,901)		(173)	(17,334)	6,694
Total allowances	140,795,530	47,970,395	14,238,753	28,258,168	(80,436,458)	150,826,388

131	Jorge Pablo Brito Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 17, 2025

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer